As confidentially submitted to the U. S. Securities and Exchange Commission on January 8, 2019

pursuant to the Jumpstart Our Business Startups Act of 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Nutriband Inc.

(Exact name of registrant as specified in its charter)

Nevada	2834	81-1118176
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

121 South Orange Ave., Suite 1500

Orlando, Florida 32801

(407) 377-6695

(Address and telephone number of principal executive offices)

Gareth Sheridan, Chief Executive Officer

Nutriband Inc.

121 South Orange Ave., Suite 1500

Orlando, Florida 32801

(407) 377-6695

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter DiChiara, Esq. Carmel, Milazzo, & DiChiara LLP 55 West 39th Street, 18th Floor New York, New York (646) 658-0458 Fax: (646) 838-1314	Asher S. Levitsky P.C. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, New York 10105-0302 (646) 895-7152 Fax: (646) 895-7238 Email: alevitsky@egsllp.com

APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

As soon as practicable after this registration statement becomes effective.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer☐	Accelerated filer ☐
Non- accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Security[1]		Proposed Maximum Aggregate Offering Price[1]		Amount of Registration Fee
Common Stock, par value $0.001 per share	x,xxx,xxx shares[2]	$	x.xx	$	xx,xxx,xxx	$	x,xxx.xx
Common Stock Purchase Warrants[3]
Common Stock, par value $0.001 per share[4]	x,xxx,xxx shares

[1]	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) based on an estimate of the maximum aggregate offering of the common stock being offered. Pursuant to Rule 416 under the Securities Act, this registration statement also includes any additional shares of common stock that shall become issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
[2]	Includes x,xxx,xxx shares of common stock issuable upon exercise of the underwriters’ overallotment option.
[3]	Represents warrants to be issued to the underwriters.
[4]	Represents shares of common stock issuable upon exercise of the warrants to be issued to the underwriters.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION, DATED JANUARY 8, 2019

X,XXX,XXX Shares

Nutriband Inc.

OTCQB trading symbol: NTRB

This prospectus relates to the public offering of an aggregate of x,xxx,xxx shares of common stock of Nutriband Inc. on a firm commitment basis. Our common stock is quoted on the OTCQB market under the symbol NTRB.

We intend to apply to list our common stock on the NASDAQ Capital Market.

We have granted the underwriters the option to purchase up to an additional x,xxx,xxx shares from us at the public offering price less the underwriting discount and commissions to cover over-allotments.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	In addition, we have agreed to provide the underwriters additional compensation and reimburse the underwriters for certain expenses. See “Underwriting” on page 43 of this prospectus for additional information.

The underwriters expect to deliver the shares of common stock to purchasers in the offering against payment on Xxx x, 2019.

The date of this prospectus is Xxx x, 2019.

WallachBeth Capital, LLC

You should rely only on the information contained in this prospectus and in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or a free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, operating results, and prospects may have changed since that date, and neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

References to “we,” “us,” “our” and words of like import refer to us and our subsidiaries, including 4P Therapeutics LLC following our acquisition of 4P Therapeutics on August 1, 2018, unless the context indicates otherwise. References to 4P Therapeutics refer to the business and operations of 4P Therapeutics prior to our acquisition unless the context indicates otherwise.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in the securities. However, you should read the entire prospectus carefully, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements, including the notes thereto, appearing elsewhere in this prospectus.

Our Business

We are primarily engaged in the development of a portfolio of transdermal pharmaceutical products. Our lead product is our abuse deterrent fentanyl transdermal system which we are developing to provide clinicians and patients with an extended-release transdermal fentanyl product for use in managing chronic pain requiring around the clock opioid therapy combined with properties designed to help combat the opioid crisis by deterring the abuse and misuse of fentanyl patches.

We believe that our abuse deterrent technology can be broadly applied and our strategy is to follow the abuse deterrent fentanyl transdermal system with additional transdermal prescription products for pharmaceuticals that have risks or history of abuse. We believe that our technology can be utilized in enabling transdermal delivery of other commercially available drugs or biologics, such as buprenorphine, an opioid used to treat acute pain and chronic pain , and methylphenidate, a central nervous system stimulant. We are also exploring a clinical development plan for exenatide for type 2 diabetes and follicle stimulating hormone (FSH) for infertility. Presently, these products are only available by injection or oral routes. We believe that transdermal delivery has the added potential to improve compliance, which can lead to improved therapeutic outcomes associated with these treatments.

Through July 31, 2018, we had not generated any revenue from our business, which was the development and marketing of a range of transdermal consumer patches, which are sold over-the-counter and do not require a prescription. Most of these products are considered drugs in the United States and cannot be marketed in the United States without approval by the Food and Drug Administration (the “FDA”). We have not taken any steps to seek to obtain FDA approval for any of our consumer products, and we have no plans to do so in the near term. As a result, none of our consumer products will be available for sale in the United States.

Our marketing effort with respect to our consumer over the counter transdermal products is presently limited to our distribution agreement dated April 13, 2018 with EMI-Korea (Best Choice), Inc., whom we refer to as Best Choice, for marketing in certain countries in Asia. Pursuant to an exclusive distribution agreement, we granted Best Choice exclusive distribution rights for all of our consumer products in South Korea, Taiwan (the Republic of China), South Asia and the People’s Republic of China. Best Choice is presently marketing three of our product lines only in South Korea, which is responsible for compliance with all applicable regulations.

On August 1, 2018, we acquired 4P Therapeutics LLC for $2,250,000, consisting of 250,000 shares of common stock, valued at $1,850,000, and cash of $400,000, and a royalty payable to Steven Damon, who was the equity owner of 4P Therapeutics, of 6% on all revenue generated by us from the abuse deterrent intellectual property that had been developed by 4P Therapeutics prior to our acquisition.

With the acquisition of 4P Therapeutics, 4P Therapeutics’ drug development business became our principal business. 4P Therapeutics was engaged in developing a series of transdermal pharmaceutical products that are all in the preclinical stage of development.

Our lead product under development is our abuse deterrent fentanyl transdermal system. We believe that our proprietary abuse deterrent technology will reduce the abuse (both intentional and accidental) and misuse potential of the fentanyl patch thereby reducing the liability associated with the manufacture, sales and marketing and prescribing of fentanyl patches while maintaining the same chronic pain management efficacy associated with conventional fentanyl patches. In 2017, according to a report from the National Institute on Drug Abuse, of the more than 72,000 drug overdose deaths in the United States, nearly 30,000 occurred due to overdoses of fentanyl and fentanyl analogues. Although fentanyl patches are available on the market, none have technology designed to reduce abuse or misuse and we believe that our technology is designed to reduce the ability of recreational users to abuse or misuse the patch. Further, FDA has introduced a label warning of fatal accidental pediatric exposure to discarded fentanyl patches following more than 20 such cases in the past decade. Basic transdermal fentanyl patch technology offers no safeguard against this accidental pediatric exposure, and we believe our technology will reduce the risk of this very unfortunate side effect.

As a result of our acquisition of 4P Therapeutics, the abuse deterrent fentanyl transdermal system has become our lead product under development. Due to insufficient resources, we delayed the clinical development program until we completed our recent $500,000 private placement. Following receipt of the proceeds of this private placement we commenced our development work on this product.

Our approach is to use generic drugs that are off patent and incorporate them into our transdermal drug delivery system. Although these medications have received FDA approval in oral or injectable form, we need to conduct a transdermal product development program which will include the preclinical and clinical trials that are necessary to receive FDA approval before we can market any of our pharmaceutical products.

Our lead product under development is the abuse deterrent fentanyl transdermal system which we are developing to deter the abuse and accidental misuse of fentanyl transdermal patches. We believe that our proprietary abuse deterrent technology can reduce the abuse and accidental misuse potential of the fentanyl patch thereby reducing the liability associated with the manufacture, sales and marketing and prescribing of fentanyl patches. In 2017, according to a report from the National Institute on Drug Abuse, of the more than 72,000 drug overdose deaths in the United States, nearly 30,000 occurred due to overdoses of fentanyl and fentanyl analogues. Although fentanyl patches are available in the United States market, we believe that our fentanyl patches will contain technology that is designed to reduce the ability of users to abuse or accidentally misuse the patch.

As a result of our acquisition of 4P Therapeutics, the abuse deterrent fentanyl transdermal system has become our lead product under development. We have not yet started the clinical trials required for FDA approval, and we intend to use a portion of the proceeds of this offering to conduct the preclinical and clinical trials necessary to apply for FDA approval. Due to insufficient resources, we delayed the clinical development program. In November 2018, we raised $500,000 from the sale of our common stock, and we are using the proceeds from that sale for our development efforts of our abuse deterrent fentanyl transdermal system. We are seeking to leverage our limited resources to advance technical development and optimize our patch technology, as well as potentially expand our intellectual property position around abuse deterrence with transdermal patches.

4P Therapeutics has filed an international patent application under the Patent Cooperation Treaty for worldwide prosecution of the abuse deterrent transdermal technology used in our abuse deterrent fentanyl transdermal system. The patent is being prosecuted in the United States and in other countries throughout the world. On August 22, 2018, the European Patent Office issued a “Notice of Intention to Grant” for the patent application filed by 4P Therapeutics. In addition to applying the technology to developing an abuse deterrent fentanyl transdermal system, we believe that the abuse deterrent patch technology can be applied to other opioids and pain medication patches where there is a risk of abuse and overdose, as well as other transdermal pharmaceuticals where we believe our technology can help prevent abuse or accidental exposure.

With the acquisition of 4P Therapeutics, we acquired a pipeline of transdermal biologic products, including exenatide for type 2 diabetes and FSH for infertility, that leverage our novel delivery technology. These large molecule and peptide drugs are off-patent and are currently available only as injectables. We are evaluating the possibility of developing a transdermal delivery system for these drugs using our delivery technology as an alternative to injection but with improved compliance and patient outcomes. In addition, we may develop certain generic transdermal products where we think we can efficiently make an improvement to existing patches where we believe that we will have the opportunity to take significant market share with good profit margins. One example of such a product candidate is the development of a generic scopolamine patch. The prioritization of our portfolio product candidates will be reviewed on an ongoing basis and will take into account technical progress, market potential, and commercial interest. We cannot assure you that we will be able to develop and obtain FDA approval for any of these potential products or that we can be successful in marketing any such products. The FDA approval process can take many years to complete and we will require substantial funding for each product that goes through the process. We cannot assure you that we will obtain FDA marketing approval for any of our products.

Since 4P Therapeutics did not have any commercial products to market, its sole source of revenue to date has been derived from the performance of contract research and development services for a small number of clients in the life sciences field on an as-needed basis to support its ongoing operations. The work varied in nature and includes early stage drug and device preclinical studies, commercial biologic manufacturing support, clinical-regulatory consulting, drug or device clinical studies and formulation/analytical services relating to the chemistry, manufacturing and controls function of drug manufacturing. The current continuing arrangements are varied, from purchase order supported per animal study fees, to hourly rate research and development services, to flat rate contract research and development projects. None of these arrangements are long-term commitments and any party to such arrangements can terminate them at any time. We intend to devote our efforts toward the development and testing of our abuse deterrent fentanyl transdermal system and other potential product candidates in our pipeline, and we do not anticipate that we will generate any significant revenue from research and development services for third parties.

Our Organization

We are a Nevada corporation, incorporated on January 4, 2016. In January 2016, we acquired Nutriband Ltd, an Irish company which was formed by Gareth Sheridan, our chief executive officer, in 2012 to enter the health and wellness market by marketing transdermal patches. Our corporate headquarters are located at 121 S. Orange Ave. Suite 1500, Orlando, Florida 32765, telephone (407) 377-6695. Our website is www.nutriband.com. Information contained on or available through our website or any other website does not constitute a portion of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies, although as a smaller reporting company we are taking advantage of reduced reporting requirements. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and related disclosure under Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	will not be required to conduct an evaluation of our internal control over financial reporting until two years after the effective date of the registration statement of which this prospectus is a part.

We intend to take advantage of all of these reduced reporting requirements and exemptions. However, since we have already adopted certain new or revised accounting standards under §107 of the JOBS Act, we are not able to take advantage of the delayed phase in of the new or revised accounting standards.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues (as adjusted for inflation), have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period. Under current Securities and Exchange Commission, or SEC, rules, however, we will continue to qualify as a “smaller reporting company” for so long as we have either (i) a public float (i.e., the market value of common equity held by non-affiliates) of less than $250 million as of the last business day of our most recently completed second fiscal quarter or (ii) annual revenues of less than $100 million and a public float of less than $700 million.

THE OFFERING

Common stock outstanding:	21,695,529 shares [1]

Common stock offered hereby:	x,xxx,xxx shares.

Common stock to be outstanding immediately after completion of this offering:	xx,xxx,xxx shares (xx,xxx,xxx shares if the underwriters’ over-allotment option is exercised in full)[2].

Use of proceeds:

We intend to use the net proceeds of this offering, estimated at approximately $xx,xxx,xxx, as follows:

Approximately $5,000,000 for our deterrent fentanyl abuse transdermal system research and development, including clinical manufacturing and clinical trials in the FDA approval process for our abuse deterrent fentanyl transdermal system; and

Approximately $3,000,000 for the continued development of other transdermal product candidates.

The balance for working capital and other corporate purposes.

See “Use of Proceeds.”

Dividend policy:	We do not anticipate paying any cash dividends on our common stock. We expect that, for the foreseeable future, any earnings will be reinvested in our business.

Listing and trading symbol:	Our symbol on the OTCQB is NTRB. We intend to apply to list our common stock on the NASDAQ Capital Market.

Risk Factors:	You should carefully read and consider the information set forth under the heading “Risk Factors,” beginning on page 7 of this prospectus and all other information set forth in this prospectus before deciding to invest in our common stock.

[1]	Does not include 730,000 shares which may be issued upon exercise of outstanding warrants.
[2]	Does not include xxx,xxx shares which may be issued upon exercise of the underwriters’ warrants.

SELECTED CONSOLIDATED FINANCIAL DATA

Nutriband

The following information for Nutriband Inc. as of January 31, 2018 and 2017 and for years in then ended has been derived from our audited consolidated financial statements which appear elsewhere in this prospectus. The information at October 31, 2018 and for the nine months ended October 31, 2018 and 2017 has been derived from our unaudited financial statements which appear elsewhere in this prospectus.

Nutriband Statement of Operations Information:

	Nine Months Ended October 31,		Year Ended January 31,
	2018	2017	2018	2017
Revenues	$162,815	$--	$--	$--
Cost of sales	206,283	--	--	--
Stock-based compensation	1,763,950	32,500	--	--
Selling, general and administrative expenses	1,008,072	203,811	171,946	151,260
Intangible impairment charge	--	--	2,500,000	--
Net (loss)	(2,815,490)	(236,311)	(2,671,946)	(151,260)
Loss per share (basic and diluted)	$(0.13)	$(0.01)	$(0.14)	$(0.01)
Weighted average shares of common stock outstanding (basic and diluted)	21,061,625	17,594,199	19,212,081	21,210,592

Nutriband Balance Sheet Information:

	October 31, 2018	January 31, 2018
Current assets	$426,817	$164,899
Working capital	255,726	121,508
Accumulated deficit	(5,664,900)	(2,849,410)
Stockholders’ equity	2,420,362	121,508

4P Therapeutics

The following information for 4P Therapeutics as of December 31, 2017 and 2016 and for years in then ended has been derived from 4P Therapeutics’ audited financial statements which appear elsewhere in this prospectus. The information at June 30, 2018 and for the six months ended June 30, 2018 and 2017 has been derived from 4P Therapeutics’ unaudited financial statements which appear elsewhere in this prospectus.

4P Therapeutics Statement of Operations Information:

	Six Months Ended June30,		Year Ended December 31
	2018	2017	2017	2016
Revenues	$331,864	$191,580	$586,005	$576,071
Cost of sales	254,316	181,773	446,212	654,665
Selling, general and administrative expenses	54,569	29,372	64,141	97,451
Net income (loss)	22,979	(31,805)	45,412	(179,543)

4P Therapeutics Balance Sheet Information:

	June 30, 2018	December 31, 2017
Current assets	$221,108	$183,833
Working capital	31,976	5,103
Member’s equity	62,527	39,548

Pro Forma Financial Information

The following pro forma financial information has been derived from the unaudited pro forma balance sheets and unaudited pro forma statements of operation s which appear elsewhere in this prospectus, which include the assumptions upon which the pro forma financial information is based.

Pro Forma Combined Statement of Operations Information:

	Six Months Ended July 31, 2018[1]	Year Ended January 31, 2018[1]
Revenues	$331,864	$568,005
Total costs and expenses	2,753,255	3,417,299
Net loss	(2,421,391)	(2,861,534)
Net loss per share of common stock (basic and diluted)	$(0.11)	$(0.15)
Weighted average shares of common stock outstanding (basic and diluted)	21,061,625	19,462,018

Pro Forma Combined Balance Sheet Information:

July 31, 2018[2]
Current assets	$817,290
Working capital	655,170
Accumulated deficit	(5,176,280)
Stockholders’ equity	2,908,986

[1]	Combines the statement of operations for us for the six months ended July 31, 2018 and the year ended January 31, 2018 with the statement of operations of 4P Therapeutics for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively.

[2]	Combines our balance sheet of at July 31, 2018 with the balance sheet of 4P Therapeutics at June 30, 2018.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision with regard to our securities. The statements contained in this prospectus include forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. The risks set forth below are not the only risks facing us. Additional risks and uncertainties may exist that could also adversely affect our business, prospects or operations. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or a significant part of your investment.

Risks Concerning our Business

Because we are an early-stage - company with minimal revenue and a history of losses and we expect to continue to incur substantial losses for the foreseeable future, we cannot assure you that we can or will be able to operate profitably.

We did not generated any revenue prior to the quarter ended October 31, 2018, we have incurred losses since our organization, 4P Therapeutics generated only modest revenue from contract research and development services which are not related to its primary business, and we do not expect to generate significant revenue from performing contract research and development services for our clients. We are subject to the risks common to start-up, pre-revenue enterprises, including, among other factors, undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. Drug development companies typically incur substantial losses during the product development and FDA testing phase of the business and do not generate revenues until after the drug has received FDA approval, which cannot be assured, and until the company has started to sell the product. We can give no assurance that we can or will ever be successful in achieving profitability and the likelihood of our success must be considered in light of our early stage of operations. We cannot assure you that we will be able to operate profitably or generate positive cash flow. If we cannot achieve profitability, we may be forced to cease operations and you may suffer a total loss of your investment.

We require significant funds to continue our operations.

Our business is the development of transdermal systems for the delivery of pharmaceuticals. The development of pharmaceutical products is highly cash intensive, and many early stage drug development companies are unable to raise sufficient cash to complete the development and testing of their products and obtain regulatory approval, with the result that they either obtain funding on very unfavorable terms, cease to conduct business or sell their intellectual property on unfavorable terms. Because of the anticipated lack of revenues until we have an approved product that we can market and the time necessary to obtain FDA approval, which can take many years, we may have to rely on our ability to raise money in the private or public equity market. The ability to raise funds may be dependent upon our demonstrating to potential investors that we have reached milestones that could give them confidence that we can bring our products to market. We require funds for the development of our product pipeline which includes the preclinical and clinical trials that need to be conducted for our abuse deterrent fentanyl transdermal system, which is our lead product, and for the other potential products in our pipeline. Although we intend to use a portion of the proceeds from this offering to complete the development of our abuse deterrent fentanyl transdermal system, we cannot assure you that our costs will not be significantly greater than we anticipate. Further, we require substantial funds to work on the development of additional products which could use our technology We cannot assure you that the proceeds from this offering will be sufficient to meet more than our immediate financial requirements or that when we need additional funds, that it will be available on reasonable, if any, terms.

Our auditors’ report includes a going concern paragraph.

Our financial statements include a going-concern qualification from our auditors, which expresses doubt about our ability to continue as a going concern. We have operated at a loss since inception. Our ability to operate profitable is dependent upon, among other things, obtaining additional financing for our operations and development and completion of FDA clinical testing and obtaining FDA approval. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments that take into consideration the uncertainty of our ability to continue operations.

Because we do not have a product we can market in the United States, we cannot predict when or whether we will operate profitably.

We have not completed the development of our lead product, which is our abuse deterrent fentanyl transdermal system, and we do not have any product that we can market in the United States. Because of the numerous risks and uncertainties associated with product development, we cannot assure you that we will be able to develop and market any products or achieve or attain profitability. We expect to incur substantial expenses as we continue with our product development and clinical trials. Further, if we are required by applicable regulatory authorities, including the FDA as well as the comparable regulatory agencies in other countries in which we may seek to market product, to perform studies in addition to those we currently anticipate, our expenses will increase beyond expectations and the timing of any potential product approval may be delayed. As a result, we expect to continue to incur substantial losses and negative cash flow for the foreseeable future.

A number of factors, including, but not limited to the following, may affect our ability to develop our business and operate profitably:

●	our ability to obtain necessary funding to develop our proposed products;

●	the success of clinical trials for our products;

●	our ability to obtain FDA approval for us to market any proposed product in our pipeline in the United States;

●	any delays in regulatory review and approval of product in development;

●	if we obtain FDA approval to market our product, our ability to establish manufacturing and distribution operations or entering into manufacturing and distribution agreements with qualified third parties;

●	market acceptance of our products;

●	our ability to establish an effective sales and marketing infrastructure;

●	our ability to protect our intellectual property;

●	competition from existing products or new products that may emerge;

●	the ability to commercialize our products;

●	potential product liability claims and adverse events;

●	our ability to adequately support future growth; and

●	our ability to attract and retain key personnel to manage our business effectively.

Our failure to develop our abuse deterrent fentanyl transdermal system will impair our ability to continue in business.

Our lead product is our abuse deterrent fentanyl transdermal system, and we are devoting our resources primarily to developing this product and conducting the clinical trials to enable us to obtain FDA approval and to market the product. If we are not able to develop and market this product successfully, we may not have the resources to develop additional products, and we may not be able to continue in business.

Before we can market in the United States any product which is classified by the FDA as a drug, we must obtain FDA marketing approval.

Our proposed transdermal products are drug-device combinations that are considered by the FDA to be drugs, which require approval by the FDA. In order to obtain FDA approval, it is necessary to conduct a series of preclinical and clinical tests to confirm that the product is safe and effective. Even though the medication that is being delivered through our transdermal patch may have already received FDA approval, because we are delivering the medication through the skin, we will need to complete, to the FDA’s satisfaction, all of the required clinical testing steps to demonstrate safety and efficacy. At any point, the FDA could ask us to perform additional tests or to refine and redo a test that we had previously completed. The process of obtaining FDA approval could take many years, with no assurance that the FDA will approve the product. The FDA also will need to approve the manufacturing process and the manufacturing facility.

We may need to rely on a third party contract research organization to conduct our preclinical and clinical trials.

Although we believe that we, through 4P Therapeutics, have the capabilities to conduct preclinical studies and early stage clinical studies in house, we may need to rely on third party contract research organizations to conduct our pivotal preclinical and clinical trials. Our failure or the failure of the contract research organization to conduct the trials in compliance with FDA regulations could possibly derail our obtaining FDA approval, and could require us to redo any preclinical or clinical trials which we or the organization administered.

We may encounter delays in completing clinical trials, which would increase our costs and delay market entry.

We may experience delays in completing the clinical trials necessary for FDA approval. These delays may result from a number of factors which could prevent us from starting the trial on time or completing the study in a timely manner, which may include factors out of our control. Since we may need to rely on third parties for supplying us with the drug and transdermal patches used in the trials, there may be various reasons for us to experience a delay in obtaining the clinical materials required to start each clinical trial, which may include factors out of our control. Clinical trials can be delayed or terminated for a number of reasons, including delay or failure to:

●	obtain regulatory approval to commence a trial;

●	reach agreement on acceptable terms with prospective contract research organizations, investigators and clinical trial sites, the terms of which may be subject to extensive negotiation and vary significantly among different research organizations and trial sites;

●	obtain institutional review board approval at each site;

●	enlist suitable patients to participate in a trial;

●	have patients complete a trial or return for post-treatment follow-up;

●	ensure clinical sites observe trial protocol or continue to participate in a trial;

●	address any patient safety concerns that arise during the course of a trial;

●	address any conflicts with new or existing laws or regulations;

●	add a sufficient number of clinical trial sites; or

●	manufacture sufficient quantities of the product candidate for use in clinical trials.

Patient enrollment is also a significant factor in the timely completion of clinical trials and is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to available alternatives, including any new drugs or treatments that may be approved for the indications we are investigating.

We may also encounter delays if a clinical trial is suspended or terminated by us, by the independent review boards of the institutions in which such trials are being conducted, by the trial’s data safety monitoring board, or by the FDA. Such authorities may suspend or terminate one or more of our clinical trials due to a number of factors, including our failure to conduct the clinical trial in accordance with relevant regulatory requirements or clinical protocols, inspection of the clinical trial operations or trial site by the FDA resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

If we experience delays in carrying out or completing preclinical or clinical trials for any product candidates, the commercial prospects of our product candidates may be harmed, and our ability to generate revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business and financial condition. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Our ability to finance our operations and generate revenues depends on the clinical and commercial success of our abuse deterrent fentanyl transdermal system and our other product candidates and failure to achieve such success will negatively impact our business.

Our prospects, including our ability to finance our operations and generate revenues, depend on the successful development, regulatory approval and commercialization of our abuse deterrent fentanyl transdermal system as well as our other product candidates. The clinical and commercial success of our product candidates depends on a number of factors, many of which are beyond our control, including:

●	the FDA’s acceptance of our parameters for regulatory approval relating to our product candidates, including our proposed indications, primary endpoint assessments, primary endpoint measurements and regulatory pathways;

●	the FDA’s acceptance of the number, design, size, conduct and implementation of our clinical trials, our trial protocols and the interpretation of data from preclinical studies or clinical trials;

●	the FDA’s acceptance of the sufficiency of the data we collect from our preclinical studies and pivotal clinical trials to support the submission of a New Drug Application, known as an NDA, without requiring additional preclinical or clinical trials;

●	the FDA’s acceptance of our abuse deterrent labeling relating to our products, including our abuse deterrent fentanyl transdermal system;

●	when we submit our NDA upon completion of our clinical trials, the FDA’s willingness to schedule an advisory committee meeting, if applicable, in a timely manner to evaluate and decide on the approval of our NDA;

●	the recommendation of the FDA’s advisory committee, if applicable, to approve our application without limiting the approved labeling, specifications, distribution or use of the products, or imposing other restrictions;

●	the FDA’s satisfaction with the safety and efficacy of our product candidates;

●	the prevalence and severity of adverse events associated with our product candidates;

●	the timely and satisfactory performance by third party contractors of their obligations in relation to our clinical trials;

●	if we receive FDA approval, our success in educating physicians and patients about the benefits, administration and use our product candidates;

●	our ability to raise additional capital on acceptable terms in order to achieve conduct the necessary clinical trials;

●	the availability, perceived advantages, relative cost, safety and efficacy of alternative and competing treatments;

●	the effectiveness of our marketing, sales and distribution strategy and operations;

●	our ability to develop, validate and maintain a commercially viable manufacturing process that is compliant with current good manufacturing practices;

●	our ability to obtain, protect and enforce our intellectual property rights;

●	our ability to bring an action timely for patent infringement arising out of the filing of ANDAs by generic companies seeking approval to market generic versions of our products, if applicable, before the expiry of our patents; and

●	our ability to avoid third party claims of patent infringement or intellectual property violations.

If we fail to achieve these objectives or to overcome the challenges presented above, many of which are beyond our control, in a timely manner, we could experience significant delays or an inability to successfully commercialize our product candidates. Accordingly, even if we obtain FDA approval to market our products, we may not be able to generate sufficient revenues through the sale of our products to enable us to continue our business.

Since we do not have commercial manufacturing capability, if we are unable to establish manufacturing facilities, we may have to enter into a manufacturing agreement with a manufacturer that has been approved by the FDA.

Any commercial manufacturer of our products and the manufacturing facilities where we make our commercial products will be subject to FDA approval. Part of the process of seeking FDA approval to market our products is the FDA’s approval of the manufacturing process and facility. Although we plan to establish our own manufacturing facilities, the establishment of a manufacturing facility is very costly, and, unless we obtain funding for that purpose, it would be necessary for us to engage a third party who has experience is manufacturing transdermal patches for FDA approved products. By relying on a third party manufacturer, we will be dependent upon the manufacturer, whose interests may be different from ours. Any third party contract manufacturer will be responsible for quality control and for meeting our requirements. If the manufacturer does not meet our quality standards and delivers products that do not meet our specifications, we may both incur liability for breach of our warranty to our customer, as well as liability for any damage, including death, that may result from the use, abuse or accidental misuse of the product. Regardless of whether we are able to make a claim against the manufacturer, our reputation may be impaired and we may lose business as a result. Further, the contract manufacturer may have other customers and may allocate its resources based on the contract manufacturer’s interest rather than our interest. Furthermore, we may not be able to assure ourselves that we will get favorable pricing. We have previously had problems with our manufacturer of our consumer over-the-counter transdermal patches, and we cannot assure you that we will not have the same or similar problems with the manufacturer of our FDA approved products.

If we or any third-party manufacturer fails to comply with FDA current good manufacturing practices, we may not be able to sell our products until and unless the manufacture becomes compliant.

All FDA approved drugs, including our proposed transdermal products, must be manufactured in accordance with good manufacturing practices. All manufacturing facilities are inspected by the FDA as a matter of routine inspection or for a specific cause. If a manufacturer fails to comply with all applicable regulations, the FDA can prohibit us from distributing products manufactured in those facilities, whether they are a contract manufacturer or own facility. A failure to be in compliance with good manufacturing practices could result in the FDA closing the facilities or limiting our use of the facilities.

If the FDA implements Risk Evaluation and Mitigation Strategies policies for any of our proposed products, we will need to comply with such policies before we can obtain FDA approval or the product.

The Food and Drug Administration Amendments Act of 2007 gave FDA the authority to require a Risk Evaluation and Mitigation Strategy from manufacturers to ensure that the benefits of a drug or biological product outweigh its risks. The FDA has issued a Risk Evaluation Mitigation Strategy for a fentanyl iontophoretic transdermal system. Before we can receive FDA approval for any product for which the FDA has issued a Risk Evaluation Mitigation Strategy, we must satisfy the FDA that we have complied with the Risk Evaluation Mitigation Strategy. If one of our products becomes subject to a Risk Evaluation and Mitigation Strategy policy after receiving FDA approval, it will need to comply with such policy.

Our products will continue to be subject to FDA review after FDA approval is given.

Discovery of previously unknown problems with our products or unanticipated problems with the manufacturing processes and facilities, even after FDA and other regulatory approvals of the product for commercial sale may result in the imposition of significant restrictions, including withdrawal of the product from the market.

The FDA and other regulatory agencies continue to review products even after the products receive agency approval. If and when the FDA approves one of our products, its manufacture and marketing will be subject to ongoing regulation, which could include compliance with current good manufacturing practices, adverse event reporting requirements and general prohibitions against promoting products for unapproved or “off-label” uses. We are also subject to inspection and market surveillance by the FDA for compliance with these and other requirements. Any enforcement action resulting from the failure, even by inadvertence, to comply with these requirements could affect the manufacture and marketing of our products. In addition, the FDA or other regulatory agencies could withdraw a previously approved product from the market upon receipt of newly discovered information. The FDA or another regulatory agency could also require us to conduct additional, and potentially expensive, studies in areas outside our approved indicated uses.

We must continually monitor the safety of our products once approved and marketed for potential adverse events which could jeopardize our ability to continue marketing the products.

As with all medical products, the use of our products could sometimes produce undesirable side effects or adverse reactions or events (referred to cumulatively as adverse events). For the most part, we would expect these adverse events to be known and occur at some predicted frequency based on our experience in the clinical development program. When adverse events are reported to us, we are required to investigate each event and the circumstances surrounding it to determine whether it was caused by our product and whether a previously unrecognized safety issue exists. We will also be required to periodically report summaries of these events to the applicable regulatory authorities.

In addition, the use of our products could be associated with serious and unexpected adverse events, or with less serious reactions at a greater than expected frequency. Such issues may arise when our products are used in critically ill or otherwise compromised patient populations. When unexpected events are reported to us, we are required to make a thorough investigation to determine causality and the implications for product safety. These events must also be specifically reported to the applicable regulatory authorities. If our evaluation concludes, or regulatory authorities perceive, that there is an unreasonable risk associated with the product, we would be obligated to withdraw the impacted lot(s) of that product or recall the product and discontinue marketing until all problems are satisfactorily resolved. Furthermore, an unexpected adverse event of a new product could be recognized only after extensive use of the product, which could expose us to product liability risks, enforcement action by regulatory authorities and damage to our reputation and public image.

A serious adverse finding concerning the risk of any of our products by any regulatory authority could adversely affect our reputation, business and financial results.

If we obtain FDA approval to market our products, we expect to spend considerable time and money complying with federal and state laws and regulations governing their sale, and, if we are unable to fully comply with such laws and regulations, we could face substantial penalties.

Health care providers, physicians and others will play a primary role in the recommendation and prescription of our proposed products. Further, if we use third-party sales and marketing providers, they may expose us to broadly applicable fraud and abuse and other health care laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products. Applicable federal and state health care laws and regulations are expected to include, but not be limited to, the following:

●	The federal anti-kickback statute is a criminal statute that makes it a felony for individuals or entities knowingly and willfully to offer or pay, or to solicit or receive, direct or indirect remuneration, in order to induce the purchase, order, lease, or recommending of items or services, or the referral of patients for services, that are reimbursed under a federal health care program, including Medicare and Medicaid;

●	The federal False Claims Act imposes liability on any person who knowingly submits, or causes another person or entity to submit, a false claim for payment of government funds. Penalties include three times the government’s damages plus civil penalties of $5,500 to $11,000 per false claim. In addition, the False Claims Act permits a person with knowledge of fraud, referred to as a qui tam plaintiff, to file a lawsuit on behalf of the government against the person or business that committed the fraud, and, if the action is successful, the qui tam plaintiff is rewarded with a percentage of the recovery;

●	Health Insurance Portability and Accountability Act, known as HIPAA, imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

●	The Social Security Act contains numerous provisions allowing the imposition of a civil money penalty, a monetary assessment, exclusion from the Medicare and Medicaid programs, or some combination of these penalties; and

●	Many states have analogous state laws and regulations, such as state anti-kickback and false claims laws. In some cases, these state laws impose more strict requirements than the federal laws. Some state laws also require pharmaceutical companies to comply with certain price reporting and other compliance requirements.

Our failure to comply with any of these federal and state health care laws and regulations, or health care laws in foreign jurisdictions, could have a material adverse effect on our business, financial condition, result of operations and cash flows.

If we do not have sufficient product liability insurance, we may be subject to claims that are in excess of our net worth.

Before we market any pharmaceutical product, we will need to purchase significant product liability insurance. However, in the event of major claims from the use of our products, it is possible that our product liability insurance will not be sufficient to cover claims against us. We cannot assure you that we will not face liability arising out of the use of our products which is significantly in excess of the limits of our product liability insurance. In such event, if we do not have the funds or access to the funds necessary to satisfy such liability, we may be unable to continue in business.

Because some of the patches we are developing, such as our abuse deterrent fentanyl patch, have potential severe side effects, we may face liability in the event patients suffer serious, possibly life-threatening, side effects from our products.

Fentanyl patches have known side effects and may cause serious or life-threatening breathing problems due to opioid-induced respiratory depression. In addition, taking certain medications with fentanyl may increase the risk of serious or life-threatening breathing problems, sedation or coma. Because of the seriousness of the side effects, fentanyl patches should only be used in accordance with the FDA-approved labeling, to treat people who are tolerant to opioid medications because they have taken this type of medication for at least one week and should not be used to treat mild or moderate pain, short-term pain, pain after an operation or medical or dental procedure, or pain that can be controlled by medication that is taken as needed. Although we will include all warnings on the packaging that are required by the FDA, claims may be made against us in the event that death or serious side effects result from the use of our abuse deterrent fentanyl transdermal system, even if prescribed for a patient for whom fentanyl patches should not be prescribed. We cannot assure you that we will not face significant liability as a result of such side effects and we may not have sufficient product liability insurance to cover any damages that may be assessed against us.

Because of our lack of funds, we may have to enter into a joint venture or strategic relationship with a third party to develop and seek to obtain FDA approval of our potential products.

Our present efforts are directed to developing and seeking FDA approval for our pipeline of transdermal pharmaceutical products including our lead product, the abuse deterrent fentanyl transdermal system. The development of pharmaceutical products including a new delivery system for an existing approved drug, is very expensive with no assurance of obtaining FDA approval. Because of the costs involved, we may need to enter into a joint venture or strategic alliance with a third party to bring our products to market, in which event we would have to give up a significant percentage of the equity in the product and require the other party to provide the necessary financing and personnel and to take a significant role in making the decisions relating to the development, testing, marketing and manufacturing of the product. The third party may have interests which are different from, and possibly in conflict with, our own. If we are unable to attract competent parties to distribute and market any product which we may develop, or if such parties’ efforts are inadequate, we will not be able to implement our business strategy and may have to cease operations. We cannot assure you that we will be successful in entering into joint ventures or other strategic relationships or that any relationship into which we may enter will develop a marketable product or that we will generate any revenue or net income from such a venture.

We may decide not to continue developing or commercializing any products at any time during development or after approval, which would reduce or eliminate our potential return on investment for those product candidates.

We may decide to discontinue the development of our abuse deterrent fentanyl transdermal system or any other product in our pipeline or not to continue to commercialize any potential product for a variety of reasons, such as the appearance of new technologies that make our product less commercially viable, an increase in competition, changes in or failure to comply with applicable regulatory requirements, the discovery of unforeseen side effects during clinical development or after the approved product has been marketed or the occurrence of adverse events at a rate or severity level that is greater than experienced in prior clinical trials. If we discontinue a program in which we have invested significant resources, we will not receive any return on our investment.

If any of our potential products are approved for use but fail to achieve the broad degree of physician adoption and market acceptance necessary for commercial success, our operating results and financial condition will be adversely affected.

If any of the products in our pipeline receives FDA approval for us to market the product in the United States, it will be necessary for us to generate acceptance of our product for the indications covered by the FDA approval. In order to generate acceptance in the marketplace, we will need to demonstrate that our product provides a distinct advantage or better outcome at a price that reflects the value of our product as compared with existing products. We will need to develop and implement a marketing program directed at both physicians and the general public, which will require the establishment of a marketing program. Since we do not presently have the resources necessary to implement an in-house marketing program and we may not have the funds to do so if and when we obtain FDA approval to market our product, we will need to establish a distribution network though license and distribution agreements with third parties who have the capability to market our product to physicians and emergency service organizations, and we will be dependent upon the ability of these third parties to market our products effectively. We cannot assure you that we will be able to negotiate license and distribution agreements with terms that are acceptable to us. Since we do not have an established track record and our product pipeline is relatively small, we may be at a disadvantage in negotiating the terms of license and distribution agreements. Further, we may have little control over the development and implementation of our licensee’s marketing program, and our licensees may have interests that are inconsistent with ours with respect to the allocation of resources and implementation of the marketing program. We cannot assure you that a marketing program for any of our products can or will be implemented effectively or that we will be successful in developing physician and emergency service acceptance of our products.

If we seek to market any products in our pipeline in countries other than the United States, we will need to comply with the regulations of each country in which we seek to market our products.

None of our pharmaceutical products are currently approved for sale by any government authority in any jurisdiction. If we fail to comply with regulatory requirements in or any market we decide to enter, or to obtain and maintain required approvals, or if regulatory approvals in the relevant markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be harmed. Marketing approval in one jurisdiction, including the United States, does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the regulatory process in others. Failure to obtain a marketing approval in countries in which we seek to market our products or any delay or setback in obtaining such approval would impair our ability to develop foreign markets for any of our products.

The drug delivery industry is subject to rapid technological change and, our failure to keep up with technological developments may impair our ability to market our products.

Our products use technology which we developed for the transdermal delivery of drugs. The field of drug delivery is subject to rapid technological changes. Our future success will depend upon our ability to keep abreast of the latest developments in the industry and to keep pace with advances in technology and changing customer requirements. If we cannot keep pace with such changes and advances, our proposed products could be rendered obsolete, which would result in our having to cease its operations.

If we obtain FDA approval, we will face significant competition from better known and better capitalized companies.

If we obtain FDA approval for any of our products, we expect to face significant competition from existing companies, which are better known and already have developed relationships with physicians within the healthcare system. Any product we may develop will compete with existing medications performing the same medicinal functions, which may include transdermal patches. We cannot assure you that we will be able to compete successfully. In addition, even if we are able to commercialize our product candidates, we may not be able to price them competitively with current standard of care products or their price may drop considerably due to factors outside our control. If this happens or the price of materials and manufacture increases dramatically, our ability to continue to operate our business would be materially harmed and we may be unable to commercialize any products successfully. In addition, other pharmaceutical companies may be engaged in developing, patenting, manufacturing and marketing products that compete with those that we are developing. These potential competitors may include large and experienced companies that enjoy significant competitive advantages over us, such as greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition and more experience and expertise in obtaining marketing approvals from the FDA and foreign regulatory authorities.

Healthcare reforms by governmental authorities, court decisions affecting health care policies and related reductions in pharmaceutical pricing, reimbursement and coverage by third-party payors may adversely affect our business.

We expect the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third-party coverage of our proposed products and how much or under what circumstances healthcare providers will prescribe or administer our products, if approved.

In both the U.S. and other countries, sales of our products, if approved for marketing, will depend in part upon the availability of reimbursement from third-party payors, which include governmental authorities, managed care organizations and other private health insurers. Third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services.

Increasing expenditures for healthcare have been the subject of considerable public attention in the United States. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the United States healthcare system have been introduced or proposed in Congress and in some state legislatures, including reducing reimbursement for prescription products and reducing the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products.

Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products, which in turn would affect the price we can receive for those products. Any reduction in reimbursement that results from federal legislation or regulation may also result in a similar reduction in payments from private payors, since private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates.

Significant developments that may adversely affect pricing in the United States include the enactment of federal healthcare reform laws and regulations, including the Affordable Care Act, or ACA, which is popularly known as Obamacare, and the Medicare Prescription Drug Improvement and Modernization Act of 2003.  A recent district court decision which struck down Obamacare, if upheld, could have a material adverse effect upon reimbursement and payment for products such as our proposed products. Changes to the healthcare system enacted as part of any healthcare reform in the United States, as well as the increased purchasing power of entities that negotiate on behalf of Medicare, Medicaid, and private sector beneficiaries, may result in increased pricing pressure by influencing, for instance, the reimbursement policies of third-party payors. Regulatory changes which have the effect of decreasing the use of opioids has resulted in a decrease in the size of the market for opioid products, including fentanyl, could impact the market for our abuse deterrent fentanyl transdermal system or any other opioid-based transdermal product we may develop.

In 2017, a new administration, which had promised to repeal and replace the ACA, took office in the United States.  Although we cannot predict the form any such replacement of the ACA may take or the full effect on our business of the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, our products could adversely affect how much or under what circumstances healthcare providers prescribe or administer our products. This could materially and adversely affect our business by reducing our ability to generate revenues, raise capital, obtain licensees and market our products. In addition, we believe the increasing emphasis on managed care in the United States, has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact product sales.

It will be difficult for us to profitably sell any of our products if reimbursement for these products is limited by government authorities and third-party payor policies.

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection for our technology which is incorporated in our products as well as successfully defending these patents against third-party challenges, should any be brought. 4P Therapeutics originally filed an international patent application under the Patent Cooperation Treaty for worldwide prosecution of the abuse deterrent transdermal technology patent used in our lead product, the abuse deterrent fentanyl transdermal system. The patent is being prosecuted in the United States and in other countries. On August 22, 2018, the European Patent Office issued a “Notice of Intention to Grant” for the patent application filed by 4P Therapeutics. We have not yet received any response from the United States Patent and Trademark Office. Our ability to stop third parties from making, using, selling, offering to sell or importing products utilizing our proprietary or patented technology is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We cannot assure you that a patent will be granted in the United States or in any country in which the patent is being prosecuted. The patent positions of pharmaceutical and biopharmaceutical companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biopharmaceutical patents has emerged to date in the United States. The biopharmaceutical patent situation outside the United States varies from country to country and is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in any patents we may be granted. Further, if any patents are granted and are subsequently deemed invalid and unenforceable, it could impact our ability to license our technology and, as noted previously, fend off competitive challenges. Patent litigation is very expensive and we may not have sufficient funds to defend our proprietary technology from infringement, either as a plaintiff in an action seeking to stop infringers from using our technology, or as a defendant in an action against us alleging infringement by us.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

●	others may be able to make compositions or formulations that are similar to our product s but that are not covered by the claims of our patents;

●	other persons may have filed patents covering inventions, technology or processes that we use, with the result that we may infringe upon the prior patents;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies;

●	our pending patent applications may not result in the grant of patents;

●	any patents which may be issued may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges by third parties;

●	our inability to fund any litigation to defend our proprietary rights, either in defense of an action against us or a plaintiff to seek to prevent infringement.

●	our failure to develop additional proprietary technologies that are patentable.

If we seek to expand our business through acquisition, we may not be successful in identifying acquisition targets or integrating their businesses with our existing business.

We have recently expanded our business by acquisition, and we may make acquisitions in the future. In 2017, we acquired Advance Health Brands, Inc. for 5,000,000 shares of our common stock, valued at $2,500,000, but the acquisition did not go as planned. We have commenced litigation to have the acquisition agreement rescinded and the shares returned to us and we have taken an impairment charge for $2,500,000, representing the value of the intangible asset acquired. In September 2018, we entered into an agreement to acquire Carmel Biosciences Inc., and in November 2018, we terminated the agreement. We previously entered into another acquisition agreement which was rescinded shortly after the agreement was executed. We cannot assure you that any acquisition we complete will be successful. An acquisition can be unsuccessful for a number of reasons, including the following;

●	We may incur significant expenses and devote significant management time to the acquisition and we may be unable to consummate the acquisition on acceptable terms.

●	If we identify a potential acquisition, we may face competition from other companies in the industry or from financial buyers in seeking to make the acquisition.

●	The integration of any acquisition with our existing business may be difficult and, if we are not able to integrate the business successfully, we may not only be unable to operate the business profitably, but management may be unable to devote the necessary time to the development of our existing business;

●	The key employees who operated the acquired business successfully prior to the acquisition may not be happy working for us and may resign, thus leaving the business without the necessary continuity of management.

●	Even if the business is successful, our senior executive officers may need to devote significant time to the acquired business, which may distract them from their other management activities.

●	If the business does not operate as we expect, we may incur an impairment charge based on the value of the assets acquired.

●	The products or proposed products of the acquired company may have regulatory problems with the FDA or any other regulatory agency, including the need for additional and unanticipated testing or the need for a recall or a change in labeling.

●	We may have difficulty maintaining the necessary quality control over the acquired business and its products and services.

●	To the extent that an acquired company operates at a loss prior to our acquisition, we may not be able to develop profitable operations following the acquisition.

●	Problems and claims relating to the acquired business that were not disclosed at the time of the acquisition may result in increased costs and may impair our ability to operate the acquired company.

●	The acquired company may have liabilities or obligations which were not disclosed to us, or the acquired assets, including any intellectual property, may not have the value we anticipated.

●	The assets, including intellectual property, of the acquired company may not have the value that we anticipated.

●	The products may not perform as anticipated.

●	The products may be subject to recall or the FDA may require additional trials for the product.

●	Components or ingredients for the product may become subject to tariffs which may increase manufacturing costs.

●	We may require significant capital both to acquire and to operate the business, and the capital requirements of the business may be greater than we anticipated. Our failure to obtain capital on reasonable terms may impair the value of the acquisition.

●	The acquired company may not operate at the revenue level or with the gross margin shown in the financial statements or projections.

●	The acquired company may have granted rights to its intellectual property which decreases the value of the intellectual property to us.

●	Patents may not be granted for patent applications which the acquired company filed or patents may be successfully challenged.

●	There may be conflicts in management styles that prevent us from integrating the acquired company with us.

●	The former equity owners or officers may compete in violation of their non-competition covenants or the non-competition covenants may be held to be unenforceable.

●	The business of the acquired company may have problems of which management was unaware and which don’t become evident until after the acquisition and we may require significant funding to remedy the problem.

●	The indemnification obligations of the seller under the purchase agreement, if any, may be inadequate to compensate us for any loss, damage or expense which we may sustain, including undisclosed claims or liabilities.

●	To the extent that the acquired company is dependent upon its management to maintain relationships with existing customers, we may have difficulty in retaining the business of these customers if there is a change in management

●	Government agencies may seek damages after we make the acquisition for conduct which occurred prior to the acquisition and may not have adequate recourse against the seller.

●	The acquired company may have operated in violation of laws which results significant expenditures for us to remedy as well as potential penalties for the violations.

●	We may have difficult collecting the acquired company’s accounts receivable and in selling the acquired company’s inventory.

●	The sellers of the acquired company may be in breach of their representations and warranties and we may not be able to recover damages.

If any of the foregoing or any other events which we do not contemplate happen, we may incur significant expenses, which we may not be able to cover, and the development of our business can be impaired. We cannot assure you that any acquisition we will make will be successful.

We are dependent on third party distributors for the marketing of our consumer products and complying with applicable laws.

We do not sell or market our consumer transdermal products directly, and we rely on distributors to sell and market these products. We cannot market our consumer transdermal patch products in the United States without first obtaining FDA approval. We do not plan to seek FDA approval or market these products in the United States at this time. We plan to sell our transdermal consumer products in those countries in which the products can be sold in compliance with all regulations without spending significant monies for preclinical and clinical studies to obtain regulatory approval. At present we have one distribution agreement, which is with Best Choice covering certain countries in Asia. At present, Best Choice is only marketing three of our product lines in South Korea, and we cannot assure you that we will generate any significant revenue form Best Choice or that Best Choice will be able to sell our products in any country other than South Korea. We are dependent Best Choice to be in compliance with all applicable government regulations relating to our products which Best Choice sells in South Korea. The failure of Best Choice or any other international distributor to comply with applicable government regulations could impair our ability to derive revenue from those countries and could result in actions against us as the supplier of the products regardless of whether we were involved in the conduct which violated applicable laws.

We have had difficulty in having our consumer transdermal products manufactured for us; and we cannot assure you that we will not have problems with the manufacture of any other products we may develop.

Our consumer transdermal products have been manufactured by a domestic contract manufacturer since 2016. However, this past year we ran into supply problems for certain foil components due to the new tariffs on Chinese imports into the United States which resulted in manufacturing delays in meeting the first order for Best Choice. Our current arrangement is to have the manufacturer manufacture coated film roll stock and ship sealed rolls to Best Choice in South Korea for slitting, die-cutting and packaging individual patches in foil pouches. We cannot assure you that we will not have difficulty manufacturing any transdermal products in the future. Our failure to establish reliable manufacturing for our products may impair our ability to generate revenue from our products. Further, we will be responsible for the performance of the products we sell, regardless of whether or not we manufacture the products ourselves or manufacture them with a contract manufacturer. In addition, while we intend to require any manufacturer to maintain sufficient product liability insurance to protect us against any liability we may incur as a result of defects in manufacturing, we cannot assure you that any product liability insurance the manufacturer may obtain will be sufficient to protect us against liability.

We are dependent upon our chief executive officer and our chief operating officer.

We are dependent upon Gareth Sheridan, our chief executive officer, and Dr. Alan Smith, our chief operating officer who is president of 4P Therapeutics. Although Mr. Sheridan has an employment agreement which commenced February 1, 2018 and does not have a specified salary, the employment agreement does not guarantee that he will continue with us. We do not have an employment agreement with Dr. Smith. The loss of Mr. Sheridan or Dr. Smith would materially impair our ability to conduct our business.

If we are unable to attract, train and retain technical and financial personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain key management, technical, regulatory and financial personnel. Recruiting and retaining capable personnel with experience in pharmaceutical products is vital to our success. There is substantial competition for qualified personnel, and, competition is likely to increase. We cannot assure you we will be able to attract or retain the technical and financial personnel we require. If we are unable to attract and retain qualified employees, our business may be materially and adversely affected.

Risks Concerning our Common Stock

We and our senior executive officers settled an SEC investigation, which may affect the market for and the market price of our common stock.

Following an investigation into the accuracy of certain statements in our Form 10 registration statement filed June 2, 2016, as amended, and our Form 10-K annual report filed May 8, 2017, a Wells notice which we, our chief executive officer and our chief financial officer received on August 10, 2017 and a Wells submission which we and the officers submitted in response to the Wells notice, the SEC, on December 26 , 2018, announced that it has accepted our settlement offer and instituted settled administrative cease-and-desist proceedings against us and our chief executive officer and chief financial officer. The SEC’s administrative order, dated December 26, 2018, finds that we and the officers consented – without admitting or denying any findings by the SEC– to cease-and-desist orders against them for violations by us of Sections 12(g) and 13(a) of the Securities Exchange Act of 1934 and Rules 12b-20 and 13a-1 thereunder, which require issuers to file accurate registration statements and annual reports with the Commission; violations by the officers for causing our violations of the above issuer reporting provisions; and violations by the officers of Rule 13a-14 of the Exchange Act, which requires each principal executive and principal financial officer of issuers to attest that annual reports filed with the SEC do not contain any untrue statements of material fact. In addition to consenting to the cease-and-desist orders, the officers have each agreed to pay a $25,000 civil penalty to resolve the investigation. The administrative order does not impose a civil penalty or any other monetary relief against us. The settlement may affect the market for and the market price of our common stock.

Our lack of internal controls over financial reporting may affect the market for and price of our common stock.

Our disclosure controls and our internal controls over financial reporting are not effective. We do not have the financial resources or personnel to develop or implement systems that would provide us with the necessary information on a timely basis so as to be able to implement financial controls. Our financial condition together with the fact that we recently acquired 4P Therapeutics, which was a privately owned company prior to our acquisition and did not have any internal controls over financial reporting in effect, makes it difficult for us to implement a system of internal controls over financial reporting, and we cannot assure you that we will be able to develop and implement the necessary controls. The absence of internal controls over financial reporting may inhibit investors from purchasing our stock and may make it more difficult for us to raise capital or borrow money.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

The trading volume in our stock is low, which may result in volatility in our stock price. As a result, any reported prices may not reflect the price at which you would be able to sell shares if you want to sell any shares you own or buy shares if you wish to buy shares. Further, stocks with a low trading volume may be more subject to manipulation than a stock that has a significant public float and is actively traded. The price of our stock may fluctuate significantly in response to a number of factors, many of which are beyond our control. These factors include, but are not limited to, the following, in addition to the risks described above and general market and economic conditions:

●	concern about the effects of the recent SEC settlement

●	the market’s perception as to our ability to generate positive cash flow or earnings;

●	changes in our or any securities analysts’ estimate of our financial performance;

●	the perception of our ability to raise the necessary financing to complete the product development activities including preclinical and clinical testing required for FDA approval and our ability to generate revenue and cash flow from our products;

●	the anticipated or actual results of our operations;

●	changes in market valuations of other companies in our industry;

●	litigation or changes in regulations and insurance company reimbursement policies affecting prescription drugs;

●	concern that our internal controls are ineffective;

●	any discrepancy between anticipated or projected results and actual results of our operations;

●	actions by third parties to either sell or purchase stock in quantities which would have a significant effect on our stock price; and

●	other factors not within our control.

We have broad discretion in the use of the proceeds from this offering, and we may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

A portion of the net proceeds from this offering are expected to be used for general corporate purposes, including working capital. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. To the extent that we devote proceeds from this offering for the development products that utilize our transdermal technology, we may be unable to develop or generate revenue from such products. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Because of our executive officers’ stock ownership, they have the power to elect all directors and to approve any action requiring stockholder approval.

Our chief executive officer, chairman, president and chief financial officer own approximately 54.8% of our outstanding common stock and all of our officers and directors as a group own approximately 57.1% of our common stock. After completion of this offering, our four senior officers will own approximately xx.x% of our then outstanding common stock and all of our officers and directors will own approximately xx.x% of our common stock, and the will have the effective power to elect all of our directors and to approve any action requiring stockholder approval.

Raising funds by issuing equity or convertible debt securities could dilute the net tangible book value of the common stock and impose restrictions on our working capital.

We anticipate that we will require funds in addition to the net proceeds from this offering for our business. If we were to raise additional capital by issuing equity securities, either alone or in connection with a non-equity financing, the net tangible book value of the then outstanding common stock could decline. If the additional equity securities were issued at a per share price less than the market price, which is customary in the private placement of equity securities, the holders of the outstanding shares would suffer a dilution, which could be significant. Further, if we are able to raise funds from the sale of debt securities, the lenders may impose restrictions on our operations and may impair our working capital as we service any such debt obligations.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our articles of incorporation authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect a number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

We do not intend to pay any cash dividends in the foreseeable future.

We have not paid any cash dividends on our common stock and do not intend to pay cash dividends on our common stock in the foreseeable future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contain “forward-looking statements,” within the meaning of the Private Securities Litigation Reform Act of 1995, all of which are subject to risks and uncertainties. Forward-looking statements can be identified by the use of words such as “expects,” “plans,” “will,” “forecasts,” “projects,” “intends,” “estimates,” and other words of similar meaning. One can identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address our growth strategy, financial results and product and development programs. One must carefully consider any such statement and should understand that many factors could cause actual results to differ from our forward looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward looking statement can be guaranteed and actual future results may vary materially.

These risks and uncertainties, many of which are beyond our control, include, and are not limited to:

●	Our ability to raise the necessary financing for the development of our business;

●	Our ability to receive FDA marketing approval for any products we may develop;

●	Our ability to get and enforce any United States and foreign patent we may seek;

●	Our ability to design and execute clinical trials to the satisfaction of regulatory authorities;

●	Our ability to engage, if and when necessary, an independent preclinical or clinical testing organization to design and implement our trials;

●	Our ability to launch any products for which we receive FDA marketing approval;

●	Our ability to establish a distribution network for the marketing and sale of any products for which we receive FDA approval;

●	Our ability to establish manufacturing facilities in compliance with FDA good manufacturing practices or to enter into manufacturing agreements for the manufacture of our products in an FDA approved manufacturing facility;

●	Our ability to enter into joint venture or other strategic relationship with respect to any of our proposed products;

●	The ability of the other party to any joint venture or strategic relationship to implement successfully any plans for the development, clinical testing, manufacturing and marketing of the products subject to the joint venture or strategic relationship;

●	Our ability to evaluate potential acquisitions, and the consequences of our failure to accurately evaluate the acquisitions;

●	Our ability to integrate any business we acquire with our business;

●	Changes in national, regional and local government regulations, taxation, controls and political and economic developments that the market for our products;

●	Our ability to develop and market products with the most current technology;

●	Our ability to obtain and maintain any permits or licenses necessary for our business;

●	Our ability to identify, hire and retain qualified executive, administrative, regulatory, research and development, and other personnel;

●	Our ability to negotiate licenses on favorable terms with companies that have experience in marketing products such as ours;

●	The costs associated with defending and resolving potential legal claims, even if such claims are without merit;

●	The effects of the SEC settlement;

●	The effects of competition on our and our licensee’s ability to price, market and sell our product;

●	Our ability to achieve favorable pricing for our products with third party reimbursement parties with respect to our products;

●	Our ability to accurately estimate anticipated expenses, capital requirements and needs for additional financing;

●	Our ability to accurately estimate the timing, cost or other aspects of the commercialization of our product candidates;

●	Any failure of Best Choice or any other international distributor to comply with applicable laws;

●	Actions by third parties to either sell or purchase our common stock in quantities that would have a significant effect on our stock price;

●	Risks generally associated with pre-revenue development stage companies in the pharmaceutical industry;

●	Current and future economic and political conditions;

●	The impact of changes in accounting rules on our financial statements;

●	Other assumptions described in this prospectus; and

●	Other matters that are not within our control.

Information regarding market and industry statistics contained in this prospectus is included based on information available to us that we believe is accurate. It is generally based on industry and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. We do not assume any obligation to update any forward-looking statement. As a result, you should not place undue reliance on these forward-looking statements.

The forward-looking statements in this prospectus speak only as of the date of this prospectus and you should not to place undue reliance on any forward-looking statements. Forward-looking statements are subject to certain events, risks, and uncertainties that may be outside of our control. When considering forward-looking statements, you should carefully review the risks, uncertainties and other cautionary statements in this prospectus as they identify certain important factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. These factors include, among others, the risks described under in this prospectus, including those described under “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as in other reports and documents we file with the SEC. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements.

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $x.x million, assuming a public offering price of $x.xx per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $x, in the aggregate.

We intend to use the proceeds of this offering substantially as follows:

Approximately $5.0 million (approximately x% of the net proceeds) for research and development, including clinical manufacturing and clinical trials in the FDA approval process for our abuse deterrent fentanyl transdermal system; and

Approximately $3.0 million for the continued development of other transdermal product candidates.

The balance of approximately $xx.x million, together with any net proceeds from the exercise by the underwriters of their over-allotment option, for working capital and other corporate purposes. Funds for working capital and general corporate purposes include amounts required to pay officers’ compensation, consulting fees, professional fees, ongoing public reporting costs, office-related expenses and other corporate expenses and other costs incurred in connection with the operation of our business. To the extent that the costs associated with the development and clinical trials for our abuse deterrent fentanyl transdermal system are greater that we anticipate, a portion of the proceeds otherwise allocated may be used for such purposes.

We have granted the underwriters a 30-day option to purchase up to an aggregate of x,xxx,xxx additional shares of common stock to cover over-allotments of shares in this offering. We will use the proceeds from the sale of these additional shares for working capital and general corporate purposes.

CAPITALIZATION

The following table sets forth our capitalization as of October 31, 2018:

●	on an actual basis

●	as adjusted for the sale of x,xxx,xxx shares of common stock in this offering at an assumed initial offering price of $x.xx per share and our receipt of the estimated $x,xxx,xxx net proceeds of this offering.

	October 31, 2018
	Actual)	As adjusted
Common stock	$21,824
Additional paid-in capital	8,063,490
Accumulated other comprehensive loss	(52)	(52)
Accumulated deficit	(5,664,900)

You should read the foregoing table in connection with “Prospectus Summary – Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes, the financial statements of 4P Therapeutics and related notes and the pro forma financial statements appearing elsewhere in this prospectus.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock has been traded on the OTCQB market under the symbol NTRB since November 30, 2017. Any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transaction. We have applied for the listing of our common stock on the Nasdaq Capital Market.

Stockholders

As of January 3, 2019 we had 80 holders of record of our common stock.

Transfer Agent

The transfer agent for the common stock is First American Stock Transfer, Inc., 6201 15th Ave, Brooklyn, NY 11219, telephone (800) 937-5449.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto, the financial statements of 4P Therapeutics, the pro forma financial information and other financial information included elsewhere in this prospectus.

Overview

We are principally engaged in the development of a portfolio of transdermal pharmaceutical products. Our lead product is our abuse deterrent fentanyl transdermal system which we are developing to provide clinicians and patients with an extended-release transdermal fentanyl product for use in managing chronic pain requiring around the clock opioid therapy combined with properties designed to help combat the opioid crisis by deterring the abuse and misuse of fentanyl patches. We believe that transdermal delivery of commercially available drugs or biologics that are typically delivered by injection has the potential to improve safety, efficacy and therapeutic outcomes associated with these treatments. In November 2018, we raised $500,000 from the sale of our common stock, and we are using the proceeds from that sale for our development efforts of our abuse deterrent fentanyl transdermal system.

Through July 31, 2018, our business was the development of a full line of consumer and health products that are delivered through a transdermal patch which we plan to sell internationally. Consumer products are products that are sold over the counter and do not require a prescription. Most of these products require FDA approval for sale in the United States, and we have not sought to obtain, and we do not plan to seek to obtain, FDA approval to market these product in the United States at this time. Presently our efforts with respect to our transdermal consumer products is limited to our distribution agreement with Best Choice, which is marketing our consumer products in South Korea. Through October 31, 2018, we generated modest revenue from our consumer products, all of which was received in the three months ended October 31, 2018.

With our acquisition of 4P Therapeutics on August 1, 2018, our focus has changed, and we are seeking to complete the development and seek FDA approval on a number of transdermal pharmaceutical products under development by 4P Therapeutics. As a result of the acquisition of 4P Therapeutics, we have pipeline of potential products.

4P Therapeutics did not generate any revenue from any of its products under development. Rather, prior to our acquisition, 4P Therapeutics generated revenue to provide cash for its operations through contract research and development and related services for a small number of clients in the life sciences field on an as-needed basis. We have continued this activity since our acquisition, although we do not anticipate that it will generate significant revenues or gross margin. Currently, there are no long-term contractual obligations for us and either party can terminate at any time.

With the change in our focus, our capital requirement have increased substantially. The process of developing pharmaceutical products and submitting them for FDA approval is both time consuming and expensive, with no assurance of obtaining approval from the FDA to market our product in the United States. We have budgeted $5.0 million for research and development, including clinical manufacturing and clinical trials in the FDA approval process for our abuse deterrent fentanyl transdermal system, although the total cost could be substantially in excess of that amount. We do not presently have the funds to enable us to develop our lead product, and we are seeking funding from this offering for this purpose. In the event that we are not able to complete this offering, we may be unable to raise the funds necessary to develop our lead product.

We believe that the proceeds from this offering will provide us with funds for at least one year from the date of this prospectus. While we anticipate that we will generate modest revenue from our agreement with Best Choice, our South Korean distributor for our consumer transdermal products, during the next year, we cannot predict the amount or timing of revenue from Best Choice.

In the event that we are not able to complete the sale of our stock pursuant to this prospectus, we cannot assure you that we will be able to raise the funds to finance our operations, either through a private placement or a joint venture agreement or strategic relationship, and, if we cannot raise funds as required, we may not be able to fund the development of our product pipeline. Any money we raise in a private placement will most likely be at a discount to the then current market price and the discount could be significant, which would result in significant dilution to our stockholders.

On May 22, 2017, we acquired Advanced Health Brands for 5,000,000 shares of common stock valued at $2,500,000. On July 27, 2018, we commenced an action against Advanced Health Brands and its former stockholders seeking rescission of the acquisition and the return of the 5,000,000 shares that we issued. The defendants have filed a motion to dismiss and a motion to compel arbitration. Three of the former stockholders have filed an action against us seeking a declaratory judgement permitting them to sell their shares. The litigation is described in “Business – Litigation.” Litigation is very expensive and will result in increased general and administrative expenses until there is a final determination of the litigation regardless of whether we prevail. We cannot assure you that we will be successful in the litigation.

Results of Operations

Nine Months Ended October 31, 2018 and 2017

We did not generate any revenues prior to the quarter ended October 31, 2018. For the nine months ended October 31, 2018, we generated revenue of $162,815 and our costs of revenues were $206,283. Our revenue was derived from two sources – a continuation of research and development contracts of the type that 4P Therapeutics performed prior to our acquisition, which accounted for $113,815, and sales of our consumer transdermal product to Best Choice, which accounted for $49,000. Our cost of revenue for our contract research and development services represents basically our labor cost plus a modest amount of material costs which we passed on to the client. In connection with our consumer transdermal products, our supplier ran into supply problems for certain foil components used in the transdermal patches due to the new tariffs on Chinese imports into the United States which resulted in manufacturing delays in meeting the first order from Best Choice and it was necessary for Best Choice to perform, at our cost, some of the manufacturing functions in South Korea. We are working to resolve these manufacturing problems.

For the nine months ended October 31, 2018, our operating expenses were $2,772,022, of which $1,763,950 represented stock-based compensation, consisting of $1,374,500 of executive compensation, including compensation for services to a company affiliated with an officer, $74,000 of compensation to our scientific advisory board member who is not an officer, $222,000 of fees paid to our independent directors, and $93,450 paid for consulting and related services, of which $44,800 was paid to an affiliate of an officer for services rendered prior to the date he became an officer, and $1,008,072 of other selling, general and administrative expenses, primarily professional fees, marketing expenses, and compensation. For the nine months ended October 31, 2017 operating expenses were $236,311, of which $32,500 represented stock-based compensation and $203,811 represents selling, general and administrative expenses. The increase from 2017 is primarily due scientific advisory board and director compensation, increased executive compensation, increased in legal fees and payroll expenses, which included modest expenses relating to our operations at 4P Therapeutics subsequent to our acquisition. Because of our financial position, a significant portion of executive compensation as well as scientific advisory board and director compensation was paid in stock.

As a result of the foregoing, we sustained a net loss of $2,815,490, or $(0.13) per share (basic and diluted) for the nine months ended October 31, 2018, as compared with a loss of $236,311, or $(0.01) per share (basic and diluted) for the nine months ended October 31, 2017.

As a result of foreign currency translation adjustments of $394 for the nine months ended October 31, 2018 and $(1,407) for the nine months ended October 31, 2017, our total comprehensive loss was $2,815,096 for the nine months ended October 31, 2018 period and $237,718 for the nine months ended October 31, 2017.

Years Ended January 31, 2018 and 2017

We generated no revenue in either the year ended January 31, 2018 or 2017. For the year ended January 31, 2018, we incurred selling, general and administrative expenses of $171,946, principally due to legal, accounting and payroll expenses, and an intangible impairment charge of $2,500,000, reflecting a charge with respect to the value of provisional patents acquired in 2017 and reducing the value of the patents to $0. The patents had been the assets of Advanced Health Brands which was acquired for stock valued at $2,500,000. For the year ended January 31, 2017, our selling, general and administrative expenses were $151,260. As a result of the foregoing, we incurred a net loss of $2,671,946, or $(0.14) per share, basic and diluted, for the year ended January 31, 2018 and $151,260, or $(0.01) per share, basic and diluted, for the year ended January 31, 2017.

As a result of a foreign currency translation adjustment of $(2,155) for the year ended January 31, 2018 and $69 for the year ended January 31, 2017, our comprehensive loss was $2,674,101 for the year ended January 31, 2018 and $151,191 for the year ended January 31, 2017.

Liquidity and Capital Resources

As of October 31, 2018, we had $ 257,545 in cash. At that date, we had working capital of $225,726, compared with working capital of $121,508 at January 31, 2018. In May 2018, we raised $1.0 million from an equity financing and $500,000 from the exercise of warrants issued in the equity financing. However, we had a negative cash flow from operations of approximately $823,000 and we paid $400,000 in connection with the acquisition of 4P Therapeutics. We currently have no arrangements or understandings with any person to provide additional funds through bank loans, lines of credit or any other sources.

For the nine months ended October 31, 2018, we used cash of $822,752 in our operations. The principal adjustments to our net loss of $2,815,490 were stock-based compensation of $1,763,950, an increase in accounts payable of $158,751, a decrease in prepaid expenses of $80,320 and depreciation and amortization of $59,529 offset by an increase in accounts receivable of $93,930.

For the nine months ended October 31, 2017, we used $81,463 in our operations. The principal adjustments to our net loss of $236,311, were depreciation and amortization of $110,445 and stock based compensation of $32,500.

For the nine months ended October 31, 2018, our net cash from financing operations was $1,483,880, primarily resulting from the sale of equity for $1.0 million and the exercise of a warrant for $500,000. Our net cash used in investing activities for the nine months ended October 31, 2018 was $404,163, principally the $400,000 payment made to acquire 4P Therapeutics.

For the nine months ended October 31, 2017, our cash flow from financing activities was $55,000, consisting of $40,000 from the sale of common stock and $15,000 from the proceeds of notes. There was no cash flow from investing activities for the nine months ended October 31, 2017.

For the year ended January 31, 2018, we used cash of $92,858 in our operations. The principal adjustments to our net loss of $2,671,946 were the $2,500,000 impairment charge on the intangible assets and a $64,323 decrease in prepaid expenses. Our cash flow from financing activities of $65,762 reflected primarily $50,000 from the sale of common stock and $15,000 from the proceeds of short-term debt. There was no cash flow from investing activities.

For the year ended January 31, 2017, we used cash of $147,923 in operations. The principal adjustments to our net loss of $151,260 was stock-based compensation of $7,770 and an increase in accounts payable and accrued expenses of $8,048. Cash from financing operations consisted of $175,000 from the sale of common stock. There was no cash flow from investing operations.

In November 2018, we received $500,000 from the sale of common stock, and we are using a portion of the proceeds from that financing to develop our abuse deterrent fentanyl transdermal system. We estimate that we will require up to $2,000,000 for the next twelve months of operations, and we estimate that we will require $5,000,000 for our fentanyl transdermal product research and development, including clinical manufacturing and clinical trials in the FDA approval process over a period of several years. In order to finance our operations, we will need to raise funds either through the sale of our equity securities in this offering or, if we are unable to complete this offering, through a joint venture or strategic alliance. We cannot assure that we will be able to raise funds through the sale of our equity securities or that we will be able to enter into a joint venture or strategic alliance on reasonable, if any terms. If we are unable to raise the necessary funds, we may be unable to continue in business.

Pro forma Financial Statements

On a pro forma basis, combining our statement of operations for the six months ended July 31, 2018 with 4P Therapeutics’ statement of operations for the six months ended June 30, 2018, our pro forma revenue would be $331,864, representing 4P Therapeutics’ revenue. This revenue was generated by contract research and development and other services provided to clients from time to time. The contracts are short term engagements and may be terminated by either party at any time. Since we intend to devote our resources to the development of our product pipeline, we do not anticipate that we will devote any significant effort to developing the contract services business, but we may continue such business on an opportunistic basis. On a pro forma basis, our loss for the six months ended July 31, 2018 would be $2,421,391, or $(0.11) per share, basic and diluted.

Combining our statement of operations for the year ended January 31, 2018 with 4P Therapeutics’ statement of operations for the year ended December 31, 2017, our pro forma revenue would be $568,005, representing 4P Therapeutics’ revenue. On a pro forma basis our net loss would be $2,861,534, or $(0.15) per share, basic and diluted.

Combining our balance sheet at July 31, 2018 with 4P Therapeutics’ at June 30, 2018, we have cash and cash equivalents of $697,181, working capital of $665,170, an accumulated deficit of $5,176,280 and stockholders’ equity of $2,908,986.

The assumptions used in computing the pro forma statements of operations and balance sheet are included in notes to the pro forma financial statements included in this prospectus.

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

Going Concern

Our consolidated financial statements for the nine months ended October 31, 2018 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. We did not generate any revenue prior to the quarter ended October 31, 2018, we have a history of recurring losses from operations, and for the nine months ended October 31, 2018 we generated revenue of $162,815 on which we incurred a loss from operations of $2,815,490. We generated all of our revenue for the nine months ended October 31, 2018 during the quarter ended October 31, 2018. We will require substantial funding to execute our strategic business plan. Successful business operations and our transition to attaining profitability are dependent upon obtaining significant additional financing and achieving a level of revenue to support our cost structure and obtaining FDA approval to market our products in development. These factors raise substantial doubt about our ability to continue as a going concern.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates including, but not limited to, those related to such items as income tax exposures, accruals, depreciable/useful lives, allowance for doubtful accounts and valuation allowances. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency of our Irish subsidiary is the Euro. The assets and liabilities of the subsidiary are translated into US dollars using the prevailing exchange rate as of the balance sheet date and income and expenses are translated into US dollars using the average exchange rate during the reporting period. Translation adjustments are recorded in other comprehensive (loss).

Business Combinations

Business combinations are accounted for using the acquisition method in accordance with ASC Topic 805, Business Combinations (“ASC 805”). Under the acquisition method of accounting, we allocate the purchase price of a business acquisition based on the fair value of the identifiable tangible and intangible assets. The difference between the total cost of the acquisition and the sum of the fair values of the acquired tangible and identifiable intangible assets less liabilities is recorded as goodwill or bargain purchase gain. Under ASC 805, acquisition related transaction costs (such as advisory, legal, valuation, and other professional fees) are expensed as incurred.

Impairment of Long-Lived Assets

Our long-lived assets include patents and intellectual property and intangible assets acquired through business combinations.

In accordance with ASC 360, Property, Plant, and Equipment, we evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset, or group of assets, as appropriate, may not be recoverable. If the aggregate undiscounted future net cash flows expected to result from the use and the eventual disposition of a long-lived asset is less than its carrying value, then we would recognize an impairment loss based on the excess of the carrying value over the fair value. For the year ended January 31, 2018, we recorded an impairment loss of $2,500,000 relating to the write-off of the cost of patent rights acquired in connection with an acquisition.

New Financial Accounting Standards

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. These amendments expand the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. ASU 2018-07 is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606, Revenue from Contracts with Customers. We do not currently expect the adoption to have any significant impact on our financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standard if currently adopted would have a material effect on the consolidated financial statements included herewith.

BUSINESS

Our Business

We are engaged primarily in the development of a portfolio of transdermal pharmaceutical products. Our lead product is our abuse deterrent fentanyl transdermal system which we are developing to provide clinicians and patients with an extended-release transdermal fentanyl product for use in managing chronic pain requiring around the clock opioid therapy combined with properties designed to help combat the opioid crisis by deterring the abuse and misuse of fentanyl patches. If successfully developed, the deterrent fentanyl transdermal system will be a fentanyl patch that is designed to be resistant to abuse and accidental misuse by its users. In addition, we are developing a portfolio of transdermal pharmaceutical products as an alternative to commercially available drugs or biologics that are typically delivered by injection but with the potential to improve safety, efficacy and therapeutic outcomes.

Through July 31, 2018, we had not generated any revenue from our business, which was the development and marketing of a range of consumer transdermal patches. For the nine months ended October 31, 2018, we generated revenue of $162,815 and our costs of revenues were $206,283, all of which was generated and incurred during the three months ended October 31, 2018. . Our revenue was derived from two sources – a continuation of research and development contracts of the type that 4P Therapeutics performed prior to our acquisition, which accounted for $113,815, and sales of our consumer transdermal product to our South Korean distributor, which accounted for $49,000. Our consumer products are sold over the counter and do not require a prescription. Most of these products are considered drugs in the United States and cannot be marketed in the United States without approval from the FDA. We have not taken any steps to seek to obtain FDA approval for any of our consumer products, and we have no plans to do so in the near term. As a result, we are not selling our consumer transdermal patch products in the United States.

We acquired 4P Therapeutics on August 1, 2018 for $2,250,000 consisting of 250,000 shares of common stock, valued at $1,850,000, cash of $400,000, and a 6% royalty on the revenues received or derived from the abuse deterrent intellectual property developed by 4P Therapeutics payable to Steve Damon, who has been one of our directors since April 2018 and who was the sole equity owner of 4P Therapeutics. As a result of the acquisition, the focus of our business has changed from the development and marketing of consumer transdermal products to the development of 4P Therapeutics’ portfolio of pharmaceutical transdermal system, with the lead product being the abuse deterrent fentanyl transdermal system.

4P Therapeutics filed an international patent application under the Patent Cooperation Treaty for worldwide prosecution of the abuse deterrent transdermal technology patent used in our lead product, an abuse deterrent fentanyl transdermal system. The patent is being prosecuted in the United States and in other countries. On August 22, 2018, the European Patent Office issued a “Notice of Intention to Grant” for the patent application filed by 4P Therapeutics. In addition to applying the technology to developing an abuse deterrent fentanyl transdermal system, we believe that the abuse deterrent patch technology can be applied to other opioids and pain medication patches where there is a risk of abuse and overdose, as well as other transdermal pharmaceuticals where we believe our technology can help prevent abuse or accidental misuse.

Our lead product under development is our abuse deterrent fentanyl transdermal system which we are developing to deter the abuse and accidental misuse of fentanyl transdermal patches. Fentanyl is a potent synthetic opioid that is marketed as a transdermal patch for chronic pain management. There are currently a number of generic fentanyl patches on the market but we believe that none of them are abuse deterrent. We believe that our abuse deterrent technology containing aversive agents will significantly deter the abuse and accidental misuse of fentanyl from transdermal patches. In 2017, according to a report from the National Institute on Drug Abuse, of the more than 72,000 drug overdose deaths in the United States, nearly 30,000 occurred due to overdoses of fentanyl and fentanyl analogues. The development of our abuse deterrent fentanyl transdermal system requires preclinical and clinical trials to be conducted for the purposes of obtaining FDA approval. We do not presently have sufficient funds for the necessary these trials, and we require the proceeds of this offering for that purpose.

With the acquisition of 4P Therapeutics, we acquired a pipeline of other transdermal products, including exenatide for type 2 diabetes and FSH for infertility, which we anticipate will be the next products for development. These drugs are off-patent but are currently only available as injections, and we are evaluating the possibility of developing a transdermal delivery system for these drugs as an alternative to injection but with improved compliance and safety. In addition we may develop certain generic transdermal products where we think we can make an improvement to existing patches where we believe we can take significant market share with good profit margins. One example of such a product candidate is the development of a generic scopolamine patch. The prioritization of our portfolio product candidates will be reviewed on an ongoing basis and will take into account technical progress, market potential and commercial interest. We cannot assure you that we will be able to develop and obtain FDA approval for any of these potential products or that we can be successful in marketing any such products. The FDA approval process can take many years to complete successfully and we will require substantial funding for each product that goes through the process. We cannot assure you that we will obtain FDA marketing approval for any of our products.

Since 4P Therapeutics did not have any products to market, its sole source of revenue to date was derived from the performance of research and development and other services for a small number of clients in the life sciences field on an as-needed basis to support its ongoing operations. The work varied in nature and includes early stage drug and device preclinical studies, commercial biologic manufacturing support, clinical-regulatory consulting, drug or device clinical studies and formulation/analytical services relating to the chemistry, manufacturing and controls function of drug manufacturing. The current continuing arrangements are varied, from purchase order supported per animal study fees, to hourly rate research and development services, to flat rate contract research and development projects. Neither we nor current clients have any long-term commitments, and either party can terminate at any time. We intend to devote our efforts toward the development and testing of our lead product and other product candidates in our pipeline, and do not anticipate that we will generate any significant revenue from research and development services for third parties.

Our marketing effort with respect to our consumer transdermal products is presently limited to our distribution agreement dated April 13, 2018 with Best Choice, Inc. for marketing in certain regions in Asia. Pursuant to an exclusive distribution agreement, we granted Best Choice exclusive distribution rights for all of our transdermal consumer products in South Korea, Taiwan (the Republic of China), the People’s Republic of China and South Asia. Best Choice is presently marketing three of our consumer products only in South Korea, which is responsible for being in compliance with all applicable regulations.

Acquisition of 4P Therapeutics

Pursuant to an acquisition agreement dated April 5, 2018 between us and 4P Therapeutics, on August 1, 2018, we acquired all of the equity interest in 4P Therapeutics from Steven Damon, the owner of 4P Therapeutics. The purchase price of $2,250,000, consisting of 250,000 shares of common stock, valued at $1,850,000, and cash of $400,000, and are to pay Mr. Damon a 6% royalty on the revenue received or derived by our utilization or sale of the abuse deterrent intellectual property that acquired as a part of the assets 4P Therapeutics, including partner license milestones and development payments. The 250,000 shares were issued to Mr. Damon (167,000 shares) and Dr. Alan Smith (83,000 shares). In connection with the acquisition, Mr. Damon retained any cash and accounts receivable and assumed any liabilities other than those relating to the ongoing business. Pursuant to the acquisition agreement, we appointed Mr. Damon to our board of directors in April 2018, when we signed the acquisition agreement, and we agreed to pay Mr. Damon the compensation received by independent board members.

Termination of Proposed Acquisition of Carmel Biosciences, Inc.

On September 21, 2018, we entered into an agreement to acquire Carmel Biosciences, Inc. for 350,000 shares of common stock. In December 2017, Carmel Biosciences received FDA approval for it to market PREXXARTAN™ (Valsartan Oral Solution, 4 mg/mL). On November 19, 2018, we and Carmel Biosciences terminated the acquisition agreement principally as a result of concerns about the uncertainties and risks involving the drug valsartan and the potential presence of possible carcinogens from the manufacturing process from various manufacturers. The agreement was terminated without any obligation of either party to the other party.

Our Organization

We are a Nevada corporation, incorporated on January 4, 2016. In January 2016, we acquired Nutriband Ltd, an Irish company which was formed by Gareth Sheridan, our chief executive officer, in 2012 to enter the health and wellness market by marketing transdermal patches. We acquired Nutriband Ltd. in 2016. Our corporate headquarters are located at 121 S. Orange Ave. Suite 1500, Orlando, Florida 32765, telephone (407) 377-6695. Our website is www.nutriband.com. Information contained on or available through our website or any other website does not constitute a portion of this prospectus.

Pharmaceutical Products in Development

We have a pipeline of transdermal pharmaceutical products that are primarily in the early, preclinical, stages of development. Our pipeline consists primarily of drug compounds which have been previously approved by the FDA but are now off-patent. In many cases, we are developing the first non-injectable version of the drug utilizing our transdermal technology which represents a new route of administration. In most cases, we plan to utilize the 505(b)(2) regulatory pathway provided by the FDA which allows us to reference the safety information on file at FDA for the approved drug or to reference the published literature instead of having to generate new safety information that would typically be required for new chemical entities. However, we cannot assure you that the FDA will concur with our approach or that we will be able to receive FDA approval to market any of our products.

Our lead product under development is our abuse deterrent fentanyl transdermal system. As the United States faces an epidemic of opioid abuse, fentanyl transdermal patches have become an attractive target for recreational drug abusers due to the drug’s potency and its ease of abuse by the oral route. We are looking to utilize our proprietary approach to incorporate aversive agents to deter the abuse of fentanyl patches by the oral, buccal and inhaled routes, which represent as much as 70% of all transdermal fentanyl abuse. The technology is based on controlled release of taste and sensory aversive agents incorporated into the patch. We believe that the aversive agents we selected have several advantages, such as their high potency, established safety, and the potential to prevent accidental misuse by children and pets. The aversive agents are formulated in a controlled-release matrix that is coated onto the backing of a transdermal fentanyl patch. The controlled release aspect of the technology is designed so that the abuse deterrent properties are maintained after normal use and during attempts to separate the aversive agents from the fentanyl. We believe that this structure provides maximum exposure during oral abuse and during attempts to extract the drug, while preventing exposure of the patient to the aversive agents during transdermal wear. We believe that a key differentiating aspect of the technology is that the aversive agents are physically separated from the drug matrix, meaning that the aversive agents do not have to be formulated in the fentanyl drug matrix and do not contact the skin. In addition to the fentanyl patch, this technology has broad applicability to any therapeutic patch where deterring abuse and accidental misuse by children and pets are valuable attributes.

Buprenorphine is an opioid used to treat opioid addiction, acute pain and chronic pain. It can be used under the tongue, by injection, as a skin patch, or as an implant. For opioid addiction it is typically only started when withdrawal symptoms have begun and for the first two days of treatment under direct observation of a health care provider. For longer term treatment of addiction, a combination formulation of buprenorphine/naloxone is recommended to prevent misuse by injection.

Methylphenidate, sold under various trade names, Ritalin being one of the most commonly known, and in transdermal patch form known as Daytrana, is a central nervous system stimulant of the phenethylamine and Piperidine classes that is used in the treatment of attention deficit hyperactivity disorder and narcolepsy. We anticipate that we will follow up with transdermal delivery systems for buprenorphine and methylphenidate following receipt of clinical feedback from our abuse deterrent fentanyl transdermal system.

Exenatide (exendin-4) is a glucagon-like peptide-1 (GLP-1) receptor agonist which is approved to improve glycemic control in patients with type 2 diabetes mellitus. Exenatide is currently approved as a twice-daily subcutaneous injection or as a once-weekly injection. However, many patients have a strong aversion to needles, resist initiation of injections even when oral agents are failing to control their diabetes and struggle with compliance after starting therapy. We are developing a novel transdermal patch for administration of exenatide to match the therapeutic plasma levels achieved by subcutaneous injections of exenatide. In addition to being needle-free, painless and easy-to-use, our proposed exenatide transdermal system is being designed to incorporate compliance tracking to help providers improve patient outcomes. We believe that the development of an exenatide patch matching the profile of exenatide injections will follow the 505(b)(2) NDA regulatory pathway, thereby limiting the extent of safety and efficacy trials required for FDA approval but although we cannot assure you that the FDA will agree. Transdermal exenatide is currently in the preclinical phase of development.

Follicle-stimulating hormone (FSH) is a gonadotropin, a glycoprotein polypeptide hormone that is synthesized and secreted by the gonadotropic cells of the anterior pituitary gland. Follicle stimulating hormone (FSH) is indicated for the treatment of infertility in women and is currently only approved and marketed as a subcutaneous injection. FSH is mainly used for ovarian hyperstimulation as part of an in vitro fertilization (IVF) regimen. There are several purified and recombinant FSH injections currently on the market. We are developing a novel transdermal patch to match the pharmacokinetic profile of FSH subcutaneous injection but without the need for painful injections. Transdermal FSH is intended to offer a painless, easy to use one-step application to improve patient compliance with FSH therapy. Transdermal FSH will be offered at multiple strengths to match the typical doses prescribed to treat infertility. We plan to conduct a Phase 1 clinical trial to demonstrate that the transdermal patch can match the pharmacokinetics of subcutaneous injection. Then we plan to conduct an irritation and sensitization study to demonstrate the skin safety of the product and a pivotal clinical efficacy trial to demonstrate that transdermal FSH is not inferior to subcutaneous injection. We intend to seek to utilize the 505(b)(2) NDA regulatory pathway to register the product with the FDA which allows us to reference the know safety of FSH on file at FDA for the reference listed drug and the safety information that has been published in the literature. We have not yet communicated with the FDA on our proposed development plan or registration plan and we cannot assure you that the FDA will agree to our use of the 505(b)(2) pathway. Transdermal FSH is currently in the preclinical phase of development.

Transdermal scopolamine (Transderm Scop®) was developed in the 1970s by Alza Corporation for Ciba-Geigy (now Novartis) for prevention of nausea and vomiting associated with motion sickness and recovery from anesthesia and surgery. The product was approved as the first modern transdermal therapeutic system by the FDA in 1979. A generic transdermal scopolamine product was approved in 2015 (Perrigo) but was not marketed until 2017. As of November 2018, there was only one generic transdermal scopolamine approved and marketed. We are developing an improved proprietary generic scopolamine patch. Product improvements include enhancements to the manufacturing processes to reduce the manufacturing cost and optimization of the adhesive formulation to reduce cold flow and increase patient acceptability. We plan to follow the FDA guidance on the product development of a generic transdermal scopolamine patch and plan on utilizing the ANDA regulatory pathway to obtain FDA approval for marketing. Transdermal scopolamine is currently in the preclinical phase of development.

We have not yet determined which product to develop after our abuse deterrent fentanyl transdermal system. The prioritization of our portfolio of product candidates will be reviewed on an ongoing basis and will take into account technical progress, market potential and commercial interest.

Consumer Products

Our consumer transdermal product line consists of eleven product lines: an energy patch line, a weight management patch line, a multivitamin patch line, a children’s multivitamin patch line, an amino acid patch line, an anti-wrinkle patch line, an insect repellent patch line, a detox patch line, a PMS patch line, a sleep patch line and a nausea and motion sickness patch line. These products require FDA or EPA (for the insect repellent line) approval in order to be sold in the United States. Since we have not received FDA or EPA approval and we have no plans to do so at this time, and we are limiting our marketing to countries in which we believe that these products can be sold without significant product development costs for clinical or nonclinical testing and product registration for government approval. Presently, the energy patch line, vitamin patch line and weight management patch line products are being marketed in South Korea by Best Choice, in compliance with applicable government regulations. As we are in the early stages of our sales and marketing efforts in South Korea, we do not anticipate that we will generate significant revenue from our consumer products in the near term, if at all.

Marketing

Pursuant to an exclusive distribution dated April 13, 2018, we granted Best Choice exclusive distribution rights for all of our consumer products in South Korea, Taiwan (the Republic of China), the People’s Republic of China and South Asia. Best Choice is presently marketing our products only in South Korea, where we have been advised that our products can be marketed without government approval. The agreement has an initial term which expires on April 30, 2019. The agreement automatically renews for an additional three years and for each five year period thereafter if a minimum increase in sales of 10% per year or a cumulative equivalent or a year by year 10% increase is achieved by the end of the initial term and each extension period thereafter. The agreement provides a minimum purchase requirement $2.0 million for the first year which began on April 13, 2018. The minimum purchase requirement increases by 10% each year. Best Choice has two additional months to make the target. The agreement provides that our price to Best Choice will be no greater than lowest price sold to anyone plus 5%. Best Choice has the right to purchase a minimum of 50% of our production capacity. We give Best Choice a warranty that we will replace or refund any product which is not in a marketable state, such as damaged packaging and missing product. The agreement may be terminated at any time by Best Choice with or without cause on 90 days’ notice. The agreement may be terminated by us for cause, which includes Best Choice’s failure to meet the minimum purchase requirements. While the agreement has minimum purchase requirements, it does not assure us that Best Choice will meet the minimum purchase requirements or that Best Choice will not terminate the agreement.

If we obtain FDA approval for any of our pharmaceutical transdermal products, we will need to establish a distribution network in the United States. We do not anticipate that we will take any steps toward establishing such a distribution network until we are in the late stages of the FDA approval process.

Manufacturing

We have an agreement with Pocono Coated Products LLC to manufacture our consumer transdermal products. Pocono manufactures coated film roll stock using a solvent coating process. These rolls are then sealed and shipped to South Korea for slitting, die-cutting and pouching of individual patches and then packaging in boxes of 30 packs or five packs.

Manufacturing of our pharmaceutical transdermal products will be performed for clinical trials during the development program and for manufacturing of commercial products prior to FDA approval and for sales and marketing. Clinical manufacturing for our early stage clinical trials will most likely be performed at our facilities at 4P Therapeutics. However, the manufacture of clinical products for later stage pivotal clinical trials and for commercial manufacturing may either be done by contract manufacturers or done in our commercial facilities. Manufacture of clinical and commercial product will be performed in compliance with current FDA Good Manufacturing Procedures (cGMP) and all applicable local regulations. All manufacturing processes will be subject to review by the FDA during development, prior to approval and during subsequent routine FDA inspections.

Government Regulations

The pharmaceutical business is subject to extensive government regulation. In the United States, we must comply with the rules and regulations of the FDA. In other countries we must comply with the laws and regulations of each country to legally market and sell our products. Obtaining FDA approval does not mean that the product will be approved in other countries. Each country may require that additional clinical and nonclinical studies be conducted prior to approval.

The process required by the FDA to receive approval prior to marketing and distributing a drug in the United States generally involves the following. The definition of drug is broadly defined, and includes our pharmaceutical products and most of our consumer transdermal patches. Even though the drug used in each of our proposed products is currently approved by the FDA in oral or injectable dosage forms, we will still need to conduct a full development program including preclinical and clinical trials before we receive FDA marketing approval. The FDA also has a number of abbreviated approval pathways which, if we are eligible, could shorten the time for approval. However, we cannot be certain that we will be able to use any abbreviated approval pathway, in which event we will need to comply with the full regulatory pathway.

●	Preclinical phase. Before a drug company can test an experimental treatment in humans, it must prove the drug is safe and effective in animals. Scientists run tests in various animals before presenting the data to the FDA as an investigational new drug application. For already approved drugs, an animal study may not be required prior to testing in humans. In most cases, the company must file an Investigational New Drug (IND) submission to get clearance to test the product in humans.

●	Phase one clinical trial. In the first round of clinical trials, the drug company attempts to establish the drug’s safety in humans. Drug researchers administer the treatment to healthy individuals — instead of patients suffering from the disease or condition the drug is intended to treat — and gradually increase the dose to see if the drug is toxic at higher levels or if any possible side effects occur. These drug trials are usually small, containing about 20 to 80 participants, according to the FDA. For drug delivery products incorporating already approved drugs, Phase 1 studies involve measuring blood levels of the drug to understand the pharmacokinetics for a new route of administration.

●	Phase two clinical trial. In the second round of clinical trials, researchers give the treatment to patients who have the disease to assess the drug’s efficacy. The trial is randomized, meaning half of the study participants receive the drug and half receive a placebo. These trials usually contain hundreds of participants, according to the FDA. There is about a 30 percent chance of a drug moving on to a phase three clinical trial, according to data from the biotech trade organization BIO. For already approved drugs, as is the case with drug delivery products, a Phase 2 trial may not be necessary as the therapeutic drug doses and blood concentrations are already known. However, a Phase 2 may be conducted to inform the design of the Phase 3 clinical trial in regards to the safety and efficacy of the product when used by patients.

●	Phase three clinical trial. In the third phase of clinical trials, researchers work with the FDA to design a larger trial to test the drug’s ideal dosage, patient population and other factors that could decide whether the drug is approved, according to the report. These trials usually contain a few hundred to thousands of participants. In the case of drug delivery products that utilize an approved drug, Phase 3 trials will typically include a comparison to the already approved reference product. For example a transdermal patch may be compared to an injection.

●	New drug application. Once a drug company collects and analyzes all data from the clinical trials, it submits a new drug application to the FDA. The application includes trial data, preclinical information and details on the drug’s manufacturing process. If the FDA accepts the application for review, the agency has ten months — or six months if the drug has priority review status — to make a decision, according to the report. The FDA can hold an advisory committee meeting where independent experts assess the data and recommend whether to approve the drug. From there, the FDA will either approve the drug or give the applicant a complete response letter, which explains why the drug did not get approved and what steps the applicant must take before resubmitting the application for approval.

The FDA may also require Human Abuse Liability or Human Abuse Potential clinical studies to evaluate the abuse liability or abuse potential of a new chemical entity for drugs that affect the central nervous system. If the abuse deterrent technology renders a product less desirable than conventional formulations, it is said to convey abuse deterrent properties and can include specific label language indicating this difference.

In other instances, sponsors are required to evaluate the effectiveness of an Abuse Deterrent Formulation. For Abuse Deterrent Formulation trials, the objective is to assess the ability of the new formulation to be tampered with and abused, and is often pursuant to a 505(b)(2) strategy.

Before approving an NDA, the FDA may inspect the facilities where the product is being manufactured or facilities that are significantly involved in the product development and distribution process and will not approve the product unless compliance with current good manufacturing processes is satisfactory. The FDA may deny approval of an NDA if applicable statutory or regulatory criteria are not satisfied, or may require additional testing or information, which can delay the approval process. In pursuing FDA approval there may be various delays and it is possible that approval may never be granted. In addition, new government requirements may be established that could delay or prevent regulatory approval of our product candidates under development.

If a product is approved, the FDA may impose limitations on the indications for use for which the product may be marketed, may require that warning statements be included in the product labeling, may require that additional studies or trials be conducted following approval as a condition of the approval, may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or impose other limitations.

Once a product receives FDA approval, marketing the product for other indicated uses or making certain manufacturing or other changes related to the product will require FDA review and approval of a supplemental NDA or a new NDA, which may require additional clinical safety and efficacy data and may require additional review fees. In addition, further post-marketing testing and surveillance to monitor the safety or efficacy of a product may be required. Also, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur following initial marketing.

With respect to the labeling for our abuse deterrent transdermal fentanyl system or any other opioid transdermal patch we develop, it is likely that we will need to disclose the risks of improper use or abuse using language required by the FDA.

FDA Approval Pathways

The FDA has several pathways that can be followed to obtain FDA approval.

●	A stand-alone NDA is an application submitted under Section 505(b)(1) of the Food, Drug and Cosmetic Act (“FD&C Act”) and approved under Section 505(c) of the FD&C Act that contains full reports of investigations of safety and effectiveness that were conducted by or for the applicant or for which the applicant has a right of reference or use. This is typically the pathway used for new chemical entities.

●	A 505(b)(2) application is an NDA submitted under Section 505(b)(1) and approved under Section 505(c) of the FD&C Act that contains full reports of investigations of safety and effectiveness, where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use. This is the pathway typically taken for off-patent drugs that are being development into alternate dosage forms or routes of administration.

●	An ANDA is an application for a duplicate of a previously approved drug product that was submitted and approved under Section 505(j) of the FD&C Act. An ANDA relies on the FDA’s finding that the previously approved drug product is safe and effective. An ANDA generally must contain information to show that the proposed generic product (1) is the same as the drug with respect to the active ingredients, conditions of use, route of administration, dosage form, strength and labeling (with certain permissible differences) and (2) is bioequivalent to the referenced drug. An ANDA may not be submitted if studies are necessary to establish the safety and effectiveness of the proposed product. This is the pathway taken for generic drugs.

We cannot assure you that we will be able to take advantage of any of the available abbreviated approval pathways for any of our proposed products.

Post-approval requirements

Any drug products for which we receive FDA approval will be subject to continuing regulation by the FDA. Certain requirements include, among other things, record-keeping requirements, reporting of adverse events with the product, providing the FDA with updated safety and efficacy information on an annual basis or more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or patient populations that are not described in the drug’s approved labeling, known as “off-label use,” and other promotional activities, such as those considered to be false or misleading. Failure to comply with FDA regulations can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Such enforcement may also lead to scrutiny and enforcement by other government and regulatory bodies.

Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not encourage, market or promote such off-label uses. As a result, “off-label promotion” has formed the basis for litigation under the Federal False Claims Act, violations of which are subject to significant civil fines and penalties. In addition, manufacturers of prescription products are required to disclose annually to the Center for Medicaid and Medicare any payments made to physicians and teaching hospitals in the U.S. under the federal Physician Payment Sunshine Act. Reportable payments may be direct or indirect, in cash or kind, for any reason, and are required to be disclosed even if the payments are not related to the approved product. Failure to fully disclose or not in time reporting could lead to penalties up to $1.15 million per year.

The manufacturing of any of our products will be required to comply with the FDA’s current good manufacturing process (cGMP) regulations. These regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are also required to register with the FDA their establishments and list any products they make and to comply with related requirements in certain states. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with current good manufacturing processes and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Discovery of problems with a product after approval may result in serious and extensive restrictions on a product, manufacturer or holder of an approved NDA, as well as lead to potential market disruptions. These restrictions may include recalls, suspension of a product until the FDA is assured that quality standards can be met, and continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, or Phase IV testing, as well as risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of our products.

Other Government Regulations

We are subject to government regulations that are applicable to businesses generally, including those relating to workers’ health and safety, environmental and waste disposal, wage and hour and labor practices, including sexual harassment laws and regulations, and anti-discrimination laws and regulations.

In addition, we must comply with the laws and regulations governing the research and manufacture of products containing controlled substances such as fentanyl and other opioids. We must be licensed by the Drug Enforcement Agency (DEA) and the state(s) in which we conduct research and development activities. We currently hold a DEA license and a Georgia State Board of Pharmacy license to support our current research activities at our facility in Georgia. As a result we have been inspected by the DEA and the Georgia Board of Pharmacy. As we enter the manufacturing phase of development we will need to obtain a DEA manufacturing license and a Georgia Board of Pharmacy manufacturing license and obtain production quota from the DEA to allocate sufficient amounts of controlled substances to us to conduct our development program. There is no guarantee that we will be able to obtain sufficient production quota from the DEA to support our manufacturing operations.

Intellectual Property Rights

4P Therapeutics filed an international patent application under the Patent Cooperation Treaty for worldwide prosecution of the abuse deterrent transdermal technology patent used in our lead product, an abuse deterrent fentanyl transdermal system. The patent is being prosecuted in the United States and in other countries. On August 22, 2018, the European Patent Office issued a “Notice of Intention to Grant” for the patent application filed by 4P Therapeutics. We have not received any response from the United States Patent and Trademark Office. In addition to applying the technology to developing an abuse deterrent fentanyl transdermal system, we believe that the abuse deterrent patch technology can be applied to other opioids and pain medication patches where there is risk of abuse and overdose, as well as other transdermal pharmaceuticals where we believe our technology can help prevent abuse or accidental misuse.

We have received a trademark for the name Nutriband.

Competition

Since our proposed pharmaceutical products deliver a drug which is off patent and presently available, we will compete with a number of companies who are presently selling the drug which is generally taken by injection. In addition, there are a number of companies that market generic transdermal patches, including fentanyl transdermal patches, and we will compete against those companies that make products with the same drug. Further, as transdermal patches become more popular, other companies, many of which have significantly greater resources and existing relationships with physicians and medical personnel, may use their resources to develop improved transdermal delivery systems for the drugs that are in our pipeline. We believe that competition is based on such factors as price, insurance/Medicaid and Medicare reimbursement rates and policies, safety and efficacy, side effects or reduction in side effects and the reliability of the supplier or manufacturer. Since we are developing our products to meet the needs of the patients, physicians, and the payers, we need to demonstrate advantages in terms of safety, efficacy, compliance and cost. If we obtain regulatory approval to market our products, we cannot assure you that we will be successful in the marketplace.

Property

We do not own any real property.

We lease approximately 200 square feet of office space in Orlando, Florida pursuant to a one-year lease which expires in July 2019. The current annual rental is $20,640. We have the right to renew, at a rent to be determined. With the office lease, we have access to board rooms, kitchen facilities and secretarial services.

We lease approximately 7,200 square feet of space in Peachtree Corners, Georgia, where 4P Therapeutics’ operations are located, pursuant to a month-to-month lease. The current monthly rent is $10,348. We are currently negotiating a new lease for these premises.

Legal Proceedings

On August 10, 2018, we, our chief executive officer and our chief financial officer received a Wells notice from the enforcement division staff of the Miami Regional Office of the SEC in connection with an investigation into the accuracy of certain statements in our Form 10 registration statement filed June 2, 2016, as amended, and our Form 10-K annual report filed May 8, 2017. The staff’s inquiry was focused on our disclosure language in those filings relating to the FDA requirements for our consumer transdermal patch products. On September 7, 2018, we and the officers filed a Wells submission in response. After engaging in settlement discussions with the staff about the matters under investigation, the Company and the officers submitted an offer of settlement to resolve the investigation without admitting or denying any violations of the federal securities laws.

On December 26, 2018, the SEC announced that it has accepted the settlement offer and instituted settled administrative cease-and-desist proceedings against us and the named officers. The SEC’s administrative order, dated December 26, 2018, finds that we and the officers consented – without admitting or denying any findings by the SEC– to cease-and-desist orders against them for violations by us of Sections 12(g) and 13(a) of the Exchange Act 1934 and Rules 12b-20 and 13a-1 thereunder, which require issuers to file accurate registration statements and annual reports with the SEC; violations by the officers for causing our violations of the above issuer reporting provisions; and violations by the officers of Rule 13a-14 of the Exchange Act, which requires each principal executive and principal financial officer of issuers to attest that annual reports filed with the SEC do not contain any untrue statements of material fact. In addition to consenting to the cease-and-desist orders, the officers have each agreed to pay a $25,000 civil penalty to resolve the investigation. The administrative order does not impose a civil penalty or any other monetary relief against us.

On July 27, 2018, we commenced an action in the Circuit Court of the Ninth Judicial Circuit in and for Orange County, Florida, against Advanced Health Brands, Inc., Raymond Kalmar, Paul Murphy, Michelle Polly-Murphy, Laura Fillman and John Baker, together with a Motion for Temporary Injunction Without Notice and a Motion for Prejudgment Writ of Replevin arising from our decision to seek to rescind for misrepresentation the agreement by which we acquired Advanced Health Brands, Inc. for 5,000,000 shares of common stock valued at $2,500,000 and seek return of the shares..  On August 2, 2018, the court entered a Temporary Injunction Without Notice and an Order to Show Cause against the defendants. Defendants Kalmar, Murphy, Polly-Murphy, and Baker have filed a Motion to Dismiss our Verified Complaint, Motion to Dissolve Temporary Injunction Without Notice and Response to Order to Show Cause, and Motion to Compel Arbitration. On January 4, 2019, the court dismissed our complaint with prejudice, but directed the defendants to assign to us, within 30 days, the six patent applications never duly transferred to us. We plan to appeal the court's order. Pursuant to a settlement agreement, one of the defendants has returned the 200,000 shares which had been issued to her, and the shares have been delivered to our transfer agent for cancelation.

On August 22, 2018, Defendants Kalmar, Murphy, Polly-Murphy and Baker filed a complaint against us in the Franklin County, Ohio Court of Common Pleas seeking a declaratory judgment permitting them to sell the shares of common stock they received pursuant to the acquisition agreement. The parties have agreed to a stay pending the outcome of the Florida litigation.

Employees

As of December 15, 2018, we had seven employees. None of our employees is represented by a labor union and we consider our employee relations to be good.

MANAGEMENT

Executive Officers and Directors

Set forth below is certain information with respect to our directors and executive officers:

Name	Age	Position
Gareth Sheridan	29	Chief executive officer and director
Vitalie Botgros	45	Chairman of the board and director
Sean Gallagher	63	President and director
Serguei Melnik	45	Chief financial officer and director
Gerald Goodman	70	Chief accounting officer
Alan Smith, Ph.D.	53	Chief operating officer and president of 4P Therapeutics
Patrick Ryan	32	Chief technical officer
Jeff Patrick, Pharm.D.	49	Chief scientific officer
Larry Dillaha, MD	55	Chief medical officer
Thomas Cooney	55	Director
Steven P. Damon	63	Director
Michael Davidov	43	Director
Michael Doron	57	Director
Mark Hamilton	33	Director
Stefan Mancas	42	Director
Jay Moore	45	Director

Gareth Sheridan, our founder, has been chief executive officer and a director since our organization in 2016. In 2012, Mr. Sheridan founded Nutriband Ltd., an Irish company which we acquired in 2016. Mr. Sheridan was named Ireland’s ‘Young Entrepreneur of the Year’ in 2014 in the National Bank of Ireland Startup Awards for establishing Nutriband Ltd. Mr. Sheridan has further business awards from S. Dublin’s Best Young Entrepreneur and Nutriband Ltd as S. Dublin’s Best Startup Company. Mr. Sheridan has also worked as a Business Mentor with 100 Minds, a social enterprise founded in 2013, that brings together some of Ireland’s top college students and connects them with one cause to achieve large charitable goals in a short space of time. Mr. Sheridan is also a past Nissan Generation Next Ambassador, receiving the acknowledgement in 2015 by Nissan Ireland as one of Ireland’s future generational leaders. Mr. Sheridan received a B.Sc. in Business and Management from Dublin Institute of Technology in 2012 where he concentrated on international economics, venture creation and entrepreneurship.

Vitalie Botogros has served as chairman or the board and a director since January 14, 2016. Since 2007 Mr. Botogros has been the chief executive officer and a stockholder of MJet GmbH, Schwechat, Austria, which specializes in executive business jets management and operations, as well as aviation consulting. Prior to founding MJet, Mr. Vitalie held specialized positions involving financial management for airline executives, marketing and sales. Mr. Botgros attended the State University of the Republic of Moldova from 1990 to 1995, graduating with a degree in law in 1995. Mr. Botgros brings extensive knowledge of international business and business operations and networks. Mr. Botogros works for us on a part-time basis.

Sean Gallagher has been president since February 2018 and a director since July 2018. Mr. Gallagher’s business ventures include serving as chief executive officer of a commercial real estate company, Clyde Real Estate, which he founded in 2014, Ireland’s largest home technology company, Smarthomes, which he founded in 2000, and a director of Team Horizan, a pharmaceutical engineering company, since 2015. Mr. Gallagher also stood, as an Independent candidate, and was runner up, in the 2011 Irish Presidential Election. From 1994 to 2000, he was vice chief executive officer of one of Ireland’s Government Enterprise Agencies and has spent more than 20 years training and mentoring hundreds of start-ups and emerging entrepreneurs. Mr. Gallagher qualified with an MBA from the University of Ulster. Mr. Gallagher devotes most of his time to our business.

Serguei Melnik has been our chief financial officer and a director since January 2016. Mr. Melnik has been involved in general business consulting for companies in the U.S. financial markets and setting up the legal and financial framework for operations of foreign companies in the U.S. During the last five years, Mr. Melnik, through his consulting company Wolf Blitz Inc. consulted on multiple international trade deals with the clients from Ecuador, Ukraine, Moldova, and Romania. Mr. Melnik received his law degree fromMoldava State University.

Gerald Goodman has been our chief accounting officer since July 31, 2018. Mr. Goodman is a certified public accountant and, since 2014, has practiced with his own firm, Gerald Goodman CPA P.C. From January 1, 2010 until December 31, 2014, Mr. Goodman practiced with Madsen & Associates, CPA’s Inc., Murray, Utah, and was a non-equity partner and managed the firm’s SEC practice. Mr. Goodman is a director of Lifestyle Medical Network, Inc., which provides management services to healthcare providers. From 1971 to 2010, Mr. Goodman was a partner in the accounting firm of Wiener, Goodman & Company P.C. Mr. Goodman is a 1970 graduate of Pennsylvania State University where he received a B.S. Degree in Accounting. Mr. Goodman works for on a part-time basis.

Alan Smith, Ph.D. has been our chief operating officer and president of 4P Therapeutics since December 2018. He served as our vice president, clinical, regulatory, quality, and operations from April 2018, when we signed the agreement to acquire 4P Therapeutics. Dr. Smith co-founded 4P Therapeutics in 2011. From 2000 until 2011, Dr. Smith was with Altea Therapeutics, most recently serving as vice president, product development and head of clinical research and development, regulatory affairs, and project management. At Altea, he led major research and development programs with pharmaceutical companies such as Eli Lilly, Amylin, Hospira, Elan, and Novartis. Dr. Smith has more than 20 years of experience in the research and development of transdermal drug and biologic delivery systems, as well as diagnostics and medical devices for treatment and management of diabetes, chronic pain and cardiovascular disease. Prior to joining Altea Therapeutics, he led the development of transdermal glucose monitoring systems at SpectRx, Inc., a publicly traded noninvasive diagnostics company. Dr. Smith received Ph.D. and M.S. degrees in biomedical engineering from Rutgers University and the University of Medicine and Dentistry of New Jersey. He currently serves on the Editorial Advisory Board of the journal Expert Opinion on Drug Delivery.

Patrick Ryan has been chief technical officer since February 2018. Mr. Ryan also is also director of digital consultancy agency for and a director of Trigger Movement Ltd., a position he has held since September 2017. From 216 to September 2017, he was general manager of CRS Events. From 2013 to 2016, Mr. Ryan worked as an online security analyst with Paddy Power Betfair Plc. Mr Ryan serves as technical advisor for sports media brand, Pundit Arena, where he has advised on technical development since 2012 and as a digital consultant for Irish Aid Charity, Bóthar, where he works on the development of the charity’s plans. Mr. Ryan has been involved in general technical consulting for startups and companies in Ireland for more than ten years. Mr. Ryan graduated with a Bachelors in Engineering from University College Dublin is working towards his masters in data analytics from National College of Ireland.

Jeff Patrick, Pharm.D. has been our chief scientific officer since May 2018. He is also head of our scientific advisory board. Dr. Patrick has served as director of the Drug Development Institute at the Ohio State University Comprehensive Cancer Center since February 2017. Dr. Patrick served as chief scientific officer for New Haven Pharmaceuticals, Inc., a specialty pharmaceutical company, from October 2014 to February 2017 Dr. Patrick was global vice president of professional affairs at Mallinckrodt Pharmaceuticals, Inc. from April 2010 to August 2014. Dr. Patrick is a residency-trained clinical pharmacist with approximately 20 years of pharmaceutical industry experience. Dr. Patrick earned his B.S. and Pharm.D. degrees from the University of Tennessee. Dr. Patrick also completed the Wharton School of Business Pharmaceutical Executive Program. Dr. Patrick devotes only a portion of his time to our business. Dr. Patrick works for us on a part-time basis.

Larry Dillaha, M.D. has been our chief medical officer since August 2018. Dr. Dillaha also serves as a member of our scientific advisory board. Dr. Dillaha was chief executive officer of Repros Therapeutics, a development stage biopharmaceutical company focused on the development of oral small molecule drugs, from February 2017 to February 2018 and the chief executive officer of CavtheRx, an inception stage biotechnology company, from June 2016 to February 2017, and chief operating officer and chief medical officer of New Haven Pharmaceuticals, a specialty pharmaceutical company from April 2014 to January 2017. He also served as chief medical officer of Insys Therapeutics from March 2010 to March 2014. Dr. Dillaha received an M.D. degree from the University of Tennessee, Memphis. Dr. Dillaha works for us on a part-time basis.

Thomas Cooney has been a director since July 2018. Mr. Cooney is Professor of Entrepreneurship at the Dublin Institute of Technology, Academic Director of the DIT Institute for Minority Entrepreneurship, Adjunct Professor at the University of Turku (Finland) and Editor of the journal Small Enterprise Research. He is a former president of the International Council for Small Business (2012-13) and of the European Council for Small Business (2009-11), and was chair of the ICSB 2014 World Entrepreneurship Conference. He is a policy advisor to governments, European commission, OECD and other international organizations. He was a founding director of Startup Ireland and is a director of several businesses, and he works in various capacities with a range of commercial and not-for-profit enterprises. He has researched and published widely on the topic of entrepreneurship. Dr. Cooney received a B.Comm.from University College Cork, Ireland and an M.B.A from University of Bradford, England and his Ph.D. in 2001 from Trinity College, Ireland.

Steven P. Damon has been a director since April 2018, when we signed the agreement to acquire 4P Therapeutics. Mr. Damon is a co-founder of 4P Therapeutics, which was formed in 2011, and he has more than 20 years of experience with various business roles in the medical and pharmaceutical industries. Before founding 4P Therapeutics, Mr. Damon led the business development team at Altea Therapeutics as the company’s senior vice president of business development. Mr. Damon is a director of Georgia BIO, a non-profit trade association that promotes Georgia’s life science industry. Mr. Damon received is Bachelors in Business Administration and Associate in accounting from Colorado Mesa University.

Michael Davidov, a director since July 2018, has been a corporate finance specialist and a value investor for more than 20 years, focusing on public and private investments and the United States capital markets. Mr. Davidov co-founded and is the managing partner at Middle Kingdom Value Fund and Global Value Partners, which specialize in investing in China-exposed and global publicly traded companies. Mr. Davidov received his BS in mathematics from Southern Illinois University and an MBA in Finance from J. Mack Robinson School of Business at Georgia State University.

Michael Doron, a director since July 2018, is the co-founding partner at Cidron Ventures AB. Cidron Ventures, a venture capital funds specializing in Series A and B financings of disruptive technology companies across the Nordic region. The fund’s core focus is on capital efficient and B2B software propositions. Previously, Mr. Doron served on non-profit boards for more than 11 years while being active in several community service organizations. Mr. Doron attended The University of Maryland and American University.

Mark Hamilton, a director since July 2018, has been at BDO Ireland, a major accounting firm, for more than nine years, held positions in Corporate Finance, Corporate Advisory, Restructuring and Recovery, Client management and in his current role in Business Development. Mr. Hamilton is a Chartered Accountant and a member of the Association of Chartered Accountants (ACA) qualifying in 2012. He is a chartered accountant and has been a member of the Association of Chartered Accountants since 2012. Mr. Hamilton’s accounting background and experience in corporate finance, corporate advisory and insolvency assists us in his role as an independent board member. Mr. Hamilton received a B.Sc. in Business and Management from Dublin Institute of Technology in 2008 and subsequently received 1st class honours in his postgraduate degree specializing in Accountancy in 2009.

Stefan Mancas, a director since July 2018, received a Ph.D. in Applied Mathematics from the University of Central Florida in May 2007 under the supervision of Dr. Roy S. Choudhury, with the dissertation topic “Dissipative Solitons in the cubic-quintic Complex Ginzburg Landau equation: Bifurcations and Spatiotemporal Structure” for which he received the Outstanding Dissertation Award in 2008. Dr. Mancas is a professor and associate chair in the department of mathematics at Embry-Riddle Aeronautical University. He is the co-founder of the nonlinear Waves Lab which contains a 10 m. long water tank used for research in water waves, solitons in shallow water, vortex solitons, soliton ships, surface waves and wind-wave interaction, microcavitation, design and optimization, submarine currents, autonomous underwater vehicles, tractor beams, etc. He is also the organizer of national and international conferences in applied mathematics, and has published more than 40 articles in refereed journals.

Jay Moore, a director since July 2018, is a marketing executive with more than 20 years of accomplishments in Internet technologies, web services, professional sports, and entertainment. He is currently the vice president of marketing for StackPath, a global platform of secure edge services, a position he has held since February 2017. From October 2007 to February 2017, Mr. Moore was vice president of marketing for Highwinds Network Group, Inc., a content delivery network. Mr. Moore holds a Bachelor’s Degree in Communication Studies from the University of California, Santa Barbara and a Master’s Degree in Sports Administration from Florida State University.

Committees of the Board of Directors

Upon completion of this offering, the board intends to create three committees - the audit committee, the compensation committee and the nominating and corporate governance committee.  Each of the committees will have a charter which meets the NASDAQ requirements and will be composed of three independent directors.

Audit Committee

The audit committee will be comprised of Mr. Davidov, as chairman, Mr. Moore and Mr. Hamilton. Our audit committee will consist entirely of directors who will qualify as independent directors. Mr. Hamilton is an “audit committee financial expert.”

The audit committee will oversee, review, act on and report on various auditing and accounting matters to the board, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices.

Compensation Committee

The compensation committee will be comprised of                                             . The compensation committee will oversee the compensation of our chief executive officer and our other executive officers and review our overall compensation policies for employees generally. If so authorized by the board, the compensation committee may also serve as the granting and administrative committee under any option or other equity-based compensation plans which we may adopt. The compensation committee will not delegate its authority to fix compensation; however, as to officers who report to the chief executive officer, the compensation committee will consult with the chief executive officer, who may make recommendations to the compensation committee. Any recommendations by the chief executive officer are accompanied by an analysis of the basis for the recommendations. The committee will also discuss with the chief executive officer and other responsible officers the compensation policies for employees who are not officers. The compensation committee has the responsibilities and authority relating to the retention, compensation, oversight and funding of compensation consultants, legal counsel and other compensation advisers. The compensation committee members will consider the independence of such advisors before selecting or receiving advice from such advisors.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee be comprised of                    . It will identify, evaluate and recommend qualified nominees to serve on our board; develop and oversee our internal corporate governance processes; and maintain a management succession plan.

Independent Directors

Six of our directors, Thomas Cooney, Michael Davidov, Michael Doron, Mark Hamilton, Stefan Mancas and Jay Moore, are independent directors based on the NASDAQ definition of independent director.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer who serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the NASDAQ regulations. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable federal securities laws and the NASDAQ corporate governance rules.

Scientific Advisory Board

We have formed a scientific advisory board to advise us on product development and potential products which we may be able to develop an application that uses our technology. Our scientific advisory board presently has three members – Dr. Jeff Patrick, who is our chief scientific officer, Dr. Larry Dillaha, who is our chief medical officer, and Dr. Srinvas Nalamachu.

Dr. Nalamachu is the founder and chief medical officer of the Mid America PolyClinic in Overland Park, Kansas, where he has established a comprehensive pain center. Dr Nalamachu received his medical degree and completed his internship at Kakatiya Medical College in Warangal, India. He pursued his advanced training and completed his rotatory internship at Einstein Medical Center in Philadelphia, Pennsylvania, followed by his physical medicine and rehabilitation residency at Temple University Hospital and Moss Rehabilitation Hospital in Philadelphia. Besides his clinical practice, Dr Nalamachu heads a clinical research center focusing primarily in analgesic therapeutic space. He has been a principal investigator for almost 100 clinical trials and has worked as a consultant for a number of pharmaceutical companies in the United States, Europe and Asia. He has co-authored more than 75 articles in clinical journals and close to 100 abstract/poster presentations at national and international conferences. He is also on the faculty at medical schools in both the United States and India. Besides being the co-chair for the largest pain conference in US (PAIN WEEK), Dr Nalamachu also serves on the editorial boards for the World Journal of Anesthesiology, PAINWeek Journal, Practical Pain Management, and Journal of Pain Research. His areas of clinical and research interest include Cancer pain, neuropathic pain, abuse deterrent opioids, new delivery technologies and molecules with unique mechanism of action.

EXECUTIVE COMPENSATION

The following summary compensation table sets forth information concerning compensation for services rendered in all capacities during the years ended January 31, 2018 and 2017, earned by or paid to our two senior executive officers.

Name and		Salary	Bonus Awards	Stock Awards	Option/ Awards (1)	Incentive Plan Compensation	Nonqualified Deferred Earnings	All Other Compensation	Total
Principal Position	Year	$	$	$	$	$	$	$	$
Gareth Sheridan, CEO	2018	$-	-	-	-	-	-	-	-
	2017	5,310	-	-	-	-	-		5,310
Sergei Melnik, CFO	2018	-	-	-	-	-	-	-	-
	2017	5,000	-	-	-	-	-	-	5,000

During the nine months ended October 31, 2018, we issued 265,000 shares of our common stock to executive officers as compensation. The following table sets forth the number of shares and the value of the shares, based on the market price at the date of issuance, of common stock issued to our executive officers:

Name	Title	Shares	Value
Sean Gallagher	President	100,000	$402,500
Larry Dillaha, MD	Chief medical officer	50,000	370,000
Gerard Goodman	Chief accounting officer	50,000	370,000
Jeff Patrick, Pharm.D.[1]	Chief scientific officer	50,000	162,500
Patrick Ryan[2]	Chief technical officer	22,000	114,300
		272,000	$1,419,300

[1]	The shares issuable to Jeff Patrick were issued to Strategic Pharmaceutical Consulting LLC. Dr. Patrick has the sole right to vote and dispose of the shares owned by Strategic Pharmaceutical Consulting LLC.
[2]	Includes 7,000 shares, valued at $44,800, issued to Trigger Movement. Mr. Ryan has the voting and disposition power with respect to the shares owned by Trigger Movement.

Employment Agreements

We have employment agreement with Gareth Sheridan and Sergei Melnik dated February 1, 2018 pursuant to which we agree to employ Mr. Sheridan as chief executive officer and Mr. Melnik as chief financial officer. The agreements also provide that the executive will continue as a director. The agreements provide that employment is ongoing, with no specific termination date. The agreement does not provide for any specific salary. Mr. Sheridan is currently receiving compensation at the annual rate of $42,000, and Mr. Melnik is not currently receiving any compensation.

Director Compensation

No directors received any compensation during the year ended January 31, 2018.

On July 31, 2018, we issued 5,000 shares of common stock, valued at $37,000, based on the market price on the date of issuance, as compensation to each of our independent directors – Thomas Cooney, Michael Davidov, Michael Doron, Mark Hamilton, Stefan Mancas and Jay Moore.

Pension Benefits

We currently have no plans that provide for payments or other benefits at, following, or in connection with retirement of our officers.

Outstanding Equity Awards at Fiscal Year-End

There are no outstanding equity awards at January 31, 2018.

PRINCIPAL STOCKHOLDERS

The following table provides information as to shares of common stock beneficially owned as of December 31, 2018, by:

●	Each director;

●	Each current officer named in the summary compensation table;

●	Each person owning of record or known by us, based on information provided to us by the persons named below, at least 5% of our common stock; and

●	All directors and officers as a group

For purposes of the following table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or sole or shared investment power with respect to a security, or any combination thereof, and the right to acquire such power (for example, through the exercise of warrants granted by us) within 60 days of December 31, 2018.

Name and Address[1] of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Class
Gareth Sheridan	6,000,000	27.5%
Vitalie Botgros	3,000,000	13.7%
Serguei Melnik[2]	2,850,000	13.1%
Steven Damon	167,000	*
Sean Gallagher	100,000	*
Stefan Mancas	6,500	*
Thomas Cooney	5,000	*
Michael Davidov	5,000	*
Michael Doron	5,000	*
Mark Hamilton	5,000	*
Jay Moore[3]	68,899	*
All officers and directors as a group (16 individuals)[2,3],4	12,467,389	57.1%

*	Less than 1%
[1]	The address is 121 South Orange Ave., Suite 1500, Orlando, FL 32801
[2]	Includes 100,000 shares owned by Mr. Melnik’s wife, as to which Mr. Melnik disclaims beneficial interest, and 100,000 shares owned by each of his two minor children.
[3]	Includes 63,899 shares owned by Mr. Moore’s wife, as to which Mr. Moore disclaims beneficial interest.
[4]	Includes 50,000 shares owned by Strategic Pharmaceutical Consulting, with respect to which Dr. Jeff Patrick, chief scientific officer, has the power to vote and dispose of the shares, and 7,000 shares owned by Trigger Movement, as to which Patrick Ryan, chief technical officer, has the power to vote and dispose of the shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Ann Sheridan, mother of the Gareth Sheridan, our chief executive officer and a director, advanced us money on a non-interest bearing basis. The largest amount outstanding was $10,238, which was paid I May 2018.

During the year ended January 31, 2018, Serguei Melnik, our chief financial officer and a director, advanced us $8,250, which was repaid as of January 31, 2018. In addition, Mr. Melnik paid expenses on our account of $4,000, which was outstanding at January 31, 2018. Subsequent to the January 31 2018, Mr. Melnik made additional advances. The largest amount outstanding was $30,800 which we repaid in May 2018. At December 31, 2018, there was no amount due to related parties.

On August 1, 2018, we acquired 4P Therapeutics pursuant to an acquisition agreement dated April 5, 2018 between us and 4P Therapeutics. Steven Damon, who was the sole member of 4P Therapeutics, is a director. Mr. Damon was elected as a director in April 2018, when we entered into the agreement to acquire 4P Therapeutics, although he was not a director at the time we entered into the acquisition agreement. The purchase price was $2,250,000, consisting of 250,000 shares of common stock, valued at $1,850,000, and $400,000. The 250,000 shares were issued to Mr. Damon (167,000 shares) and Dr. Alan Smith, our chief operating officer and president of 4P Therapeutics (83,000 shares). Pursuant to the acquisition agreement, we agreed to pay Mr. Damon a 6% royalty on the revenue received or derived by our utilization or sale of the abuse deterrent intellectual property that we acquired as part of the assets of 4P Therapeutics, including partner license milestones and development payments.

During the nine months ended October 31, 2018, we issued 7,000 shares of common stock, valued at $44,800, to Trigger Movement for services related to our website development. Patrick Ryan, our chief technical officer, has the right to vote and dispose of the shares owned by Trigger Movement. The services were rendered prior to the date Mr. Ryan was appointed as chief technical officer.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 10,000,000 shares of preferred stock, par value $0.001 per share, none of which have been issued, and 100,000,000 shares of common stock, par value $0.001 per share. Holders of our common stock are entitled to equal voting rights, consisting of one vote per share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. The presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our articles of incorporation. In the event of liquidation, dissolution or winding up of our company, either voluntarily or involuntarily, each outstanding share of the common stock is entitled to share equally in our assets.

Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock. They are entitled to receive dividends when and as declared by our board of directors, out of funds legally available therefore. We have not paid cash dividends in the past and do not expect to pay any within the foreseeable future.

The board of directors has broad powers to create one or more series of preferred stock and to designate the voting powers, designations, preferences, limitations, restrictions and relative right of each series.

Nevada Law Provisions Relating to Certain Transactions

Sections 78.378 through 78.3793 of the Nevada Revised Statutes contains voting limitations on certain acquisitions of control shares. Sections 78.411 through 78.444 contain restrictions of combinations with interested stockholders. The Nevada law defines an interested stockholder as a beneficial owner (directly or indirectly) of 10% or more of the voting power of the outstanding shares of the corporation. In addition, combinations with an interested stockholder remain prohibited for three years after the person became an interested stockholder unless (i) the transaction is approved by the board of directors or the holders of a majority of the outstanding shares not beneficially owned by the interested party, or (ii) the interested stockholder satisfies certain fair value requirements.

Limitation on liability of officers and directors

Nevada law provides that subject to certain very limited statutory exceptions, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer, unless it is proven that the act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and such breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The statutory standard of liability established by NRS Section 78.138 controls even if there is a provision in the corporation’s articles of incorporation unless a provision in the corporation’s articles of incorporation provides for greater individual liability.

Indemnification

Nevada law permits broad provisions for indemnification of officers and directors.

Our bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any threatened, pending, or completed action, suit or proceeding, whether formal or informal, civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director of or who is or was serving at our request as a director, officer, employee or agent of this or another corporation or of a partnership, joint venture, trust, other enterprise, or employee benefit plan (a “covered person”), whether the basis of such proceeding is alleged action in an official capacity as a covered person shall be indemnified and held harmless by us to the fullest extent permitted by applicable law, as then in effect, against all expense, liability and loss (including attorneys’ fees, costs, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who ceased to be a covered person and shall inure to the benefit of his or her heirs, executors and administrators.

However, no indemnification shall be provided hereunder to any covered person to the extent that such indemnification would be prohibited by Nevada state law or other applicable law as then in effect, nor, with respect to proceedings seeking to enforce rights to indemnification, shall we indemnify any covered person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person except where such proceeding (or part thereof) was authorized by our board of directors, nor shall we indemnify any covered person who shall be adjudged in any action, suit or proceeding for which indemnification is sought, to be liable for any negligence or intentional misconduct in the performance of a duty.

SEC Policy on Indemnification for Securities Act liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent

The transfer agent for the common stock is First American Stock Transfer, Inc., 6201 15th Ave, Brooklyn, NY 11219, telephone (800) 937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

Sale of Restricted Securities

Upon consummation of this offering, we will have xx,xxx,xxx shares of common stock outstanding. Of these shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares, xx,xxx,xxx shares will be deemed “restricted securities” under the Securities Act.

Lock-Up Arrangements

In connection with this offering, we, each of our directors, executive officers and certain other stockholders, will enter into lock-up agreements that restrict the sale of our securities for up to 180 days after the date of this prospectus, subject to certain exceptions.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act. Any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the three months of the date of sale, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

●	1% of the total number of shares of our common stock outstanding; or

●	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Approximately xx,xxx,xxx shares of our common stock that are not subject to lock-up arrangements described above will be eligible for sale under Rule 144 immediately upon the closing.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

UNDERWRITING

WallachBeth Capital, LLC is acting as the lead underwriter of the offering, and we have entered into an underwriting agreement on the date of this prospectus, with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters and the underwriters have agreed, severally, to purchase from us, the shares offered hereby at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus.

The underwriters are committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of             additional shares (15% of the shares sold in this offering) from us solely to cover over-allotments, if any, in the shares offered hereby. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total offering price to the public will be $             and the total net proceeds, before expenses, to us will be $          .

Discount

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us.  The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total Without Over-Allotment Option	Total With Over- Allotment Option
Public offering price	$	$	$
Underwriting discount (8%)*	$	$	$
Proceeds, before expenses, to us	$	$	$

We shall pay to the underwriters an underwriting discount of 8% of the public offering price for the shares and the over-allotment shares shall be provided to the underwriters.

We will pay the out-of-pocket accountable expenses of the underwriters in connection with this offering.  The underwriting agreement, however, provides that in the event the offering is terminated, any advance expense deposits paid to the underwriters will be returned to the extent that offering expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have agreed to pay the underwriters’ non-accountable expenses allowance equal to 1% of the public offering price of the shares. We have also agreed to pay for a certain amount of the underwriter’s accountable expenses including actual accountable road show expenses for the offering; the cost associated with the underwriter’s use of Ipreo’s book-building, prospectus tracking and compliance software for the offering; the reasonable and documented fees and disbursements of the underwriter’s counsel up to an amount of $50,000; background checks of our officers and directors; preparation of bound volumes and cube mementos in such quantities as the underwriters may reasonably request; provided that these actual accountable expenses of the underwriters shall not exceed $125,000 in the aggregate, including the fees and disbursements of the underwriter’s counsel.

We have granted to the underwriters a twelve-month right of first negotiation to co-manage any public underwriting or private placement of debt or equity securities (excluding (i) shares issued as compensation, including stock issued pursuant to a stock option or long-term incentive plan, (ii) shares issued in payment of the consideration for an acquisition or as part of strategic or joint venture arrangement and transactions or the acquisition by us of assets and similar transactions the purpose of which is not fund raising, (iii) conventional banking arrangements and commercial debt financing) by us or or any subsidiary or successor, with the underwriters receiving the right to underwrite or place a number of the securities to be sold therein having an aggregate purchase price therein equal to a minimum of the aggregate purchase price of the shares offered by us in this offering (excluding any shares that we may sell to the underwriters to cover overallotments), until twelve (12) months after completion of this offering.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $          .

The underwriters propose to offer the shares offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $          per share. If all of the shares offered by us are not sold at the public offering price per share, the underwriters may change the offering price per share and other selling terms by means of a supplement to this prospectus.

Discretionary Accounts

The underwriters have advised us that they do not intend to sell any of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we, our executive officers, directors and certain holders of the our common stock and securities exercisable for or convertible into our common stock outstanding immediately upon the closing of this offering,  have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the underwriters, for a period of 180 days from the date of effectiveness of the offering.

Underwriter Warrants

The Company has agreed to issue to the underwriters warrants to purchase up to a total of 5% of the shares of common stock sold in this offering (excluding the shares sold through the exercise of the over-allotment option).  The warrants are exercisable at $[•] per share (125% of the public offering price) commencing on a date which is one year from the effective date of the offering and expiring on a date which is no more than five (5) years from the date of this prospectus in compliance with FINRA Rule 5110(f)(2)(G).  The warrants have been deemed compensation by FINRA and are therefore subject to a 6 month lock-up pursuant to Rule 5110(g)(1) of FINRA.  The underwriters (or their permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 12 months from effective date. The warrants may be exercised as to all, or a lesser number of shares of common stock, and will provide for cashless exercise and will contain provisions for one demand registration of the sale of the underlying shares of common stock and unlimited “piggyback” registration rights for a period of five (5) years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(iv). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders and the holders’ legal expenses.  The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation.  However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters, if any, participating in this offering and the underwriters participating in this offering may distribute prospectuses electronically.  The underwriters may agree to allocate a number of shares for sale to its online brokerage account holders.  Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.  Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

●	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

●	Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over- allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

●	Penalty bids permits the underwriters to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of its shares of common stock.  As a result, the price of our common stock or warrants in the open market may be higher than it would otherwise be in the absence of these transactions.  Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock.  These transactions may be effected on the NASDAQ Capital Markets, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the NASDAQ Capital Markets in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution.  A passive market maker must display its bid at a price not in excess of the highest independent bid of that security.  However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriters and their respective affiliates may, in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees.  However, except as disclosed in this prospectus, we have no present arrangements with the underwriters for any further services.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required.  The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction.  Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus.  This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Ellenoff Grossman & Schole LLP, New York, New York. Counsel for the underwriters is Carmel, Milazzo & DiChiara LLP.

EXPERTS

Our financial statements included in this prospectus as of January 31, 2018 and 2017 and the financial statements for the years then ended and the financial statements of 4P Therapeutics as of December 31, 2017 and 2016 and for the years then ended have been included in reliance on the reports of Sadler, Gibb & Associates, LLC, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The Securities and Exchange Commission maintains an Internet site which contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission at the address: www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Nutriband, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nutriband, Inc. (“the Company”) as of January 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the two-year period ended January 31, 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended January 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Sadler, Gibb & Associates, LLC

We have served as the Company’s auditor since 2016.

Salt Lake City, UT

May 1, 2018

NUTRIBAND INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	January 31,
	2018	2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$-	$27,124
Inventories	4,133	8,048
Prepaid expenses	160,503	2,326
VAT receivable	263	229
Total Current Assets	164,899	37,727

TOTAL ASSETS	$164,899	$37,727

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$12,341	$4,149
Due to related parties	14,230	8,888
Note payable	16,820	1,581

Total Current Liabilities	43,391	14,618

Commitments and Contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $.001 par value, 10,000,000 shares authorized, -0- outstanding	-	-
Common stock, $.001 par value, 100,000,000 shares authorized; 20,877,100 and 15,572,100 shares issued and outstanding at January 31, 2018 and 2017, respectively	20,877	15,572
Additional paid-in-capital	2,950,487	183,292
Accumulated other comprehensive income (loss)	(446)	1,709
Accumulated deficit	(2,849,410)	(177,464)
Total Stockholders’ Equity	121,508	23,109

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$164,899	$37,727

See notes to consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended
	January 31,
	2018	2017

Revenue	$-	$-

Costs and expenses:
Selling, general and administrative expenses	171,946	151,260
Intangible impairment charge	2,500,000	-
Total Costs and Expenses	2,671,946	151,260

Loss from operations before provision for income taxes	(2,671,946)	(151,260)

Provision for income taxes	-	-

Net loss	$(2,671,946)	$(151,260)

Net loss per common share-basic and diluted	$(0.14)	$(0.01)

Weighted average common shares outstanding - basic and diluted	19,212,018	21,210,592

Other Comprehensive Income (Loss):

Net loss	$(2,671,946)	$(151,260)

Foreign currency translation adjustment	(2,155)	69

Total Comprehensive Income (Loss)	$(2,674,101)	$(151,191)

See notes to consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

					Accumulated
		Common Stock		Additional	Other
		Number of		Paid In	Comprehensive	Accumulated
	Total	shares	Amount	Capital	Income (Loss)	Deficit
Balance, February 1,2016	$(11,470)	21,875,000	$21,875	$(8,781)	$1,640	$(26,204)

Sale of common stock for cash	175,000	650,000	650	174,350	-	-

Issue of common stock for services	10,770	47,100	47	10,723

Common shares returned and cancelled	-	(7,000,000)	(7,000)	7,000

Foreign currency translation adjustment	69	-	-	-	69	-

Net loss for the year ended January 31, 2017	(151,260)	-	-	-	-	(151,260)

Balance, January 31, 2017	23,109	15,572,100	15,572	183,292	1,709	(177,464)

Sale of common stock for cash	50,000	90,000	90	49,910	-	-

Issuance of common stock for services	222,500	215,000	215	222,285	-	-

Issuance of common stock for issuance of patent	2,500,000	5,000,000	5,000	2,495,000	-	-

Net loss for the year ended January 31, 2018	(2,671,946)	-	-	-	-	(2,671,946)

Foreign currency translation adjustment	(2,155)	-	-	-	(2,155)	-

Balance, January 31, 2018	$121,508	20,877,100	$20,877	$2,950,487	$(446)	$(2,849,410)

See notes to consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended
	January 31,
	2018	2017
Cash flows from operating activities:
Net loss	$(2,671,946)	$(151,260)
Adjustments to reconcile net loss to net cash used in operating activities:
Intangible impairment charge	2,500,000	-
Accounts payable and accrued expense-related party	4,000	-
Stock-based compensation	-	7,770
Changes in operating assets and liabilities:
Prepaid expenses	64,323	674
Inventories	3,915	(8,048)
Accounts payable and accrued expenses	6,850	2,941
Net Cash Used In Operating Activities	(92,858)	(147,923)

Cash flows from investing activities:
Net Cash Provided by Investing Activities	-	-

Cash flows from financing activities:
Proceeds from sale of common stock	50,000	175,000
Proceeds from bank overdraft	762	-
Proceeds from short-term debt	15,000	-
Proceeds from related parties	8,250	22,950
Payment of related party payables	(8,250)	(23,050)

Net Cash Provided by Financing Activities	65,762	174,900

Effect of exchange rate on cash	(28)	47

Net change in cash	(27,124)	27,024

Cash and cash equivalents - Beginning of period	27,124	100

Cash and cash equivalents - End of period	$-	$27,124

Supplementary information:

Cash paid for:
Interest	$-	$-

Income taxes	$-	$-

Supplemental disclosure of non-cash investing and financing activities

Common stock issued for prepaid services	$222,500	$3,000

Common stock returned and cancelled	$-	$7,000

Common stock issued for purchase of patents	$2,500,000	$-

See notes to consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED JANUARY 31, 2018 AND 2017

1.	ORGANIZATION

Nutriband Inc. (the “Company” or “Nutriband”) was incorporated in the State of Nevada in January 2016. In January 2016, the Company acquired Nutriband Ltd. (“Nutriband Ltd”), a company registered in Dublin, Ireland, to enter the health supplement market with new applications of transdermal patches for delivery of supplements. Nutriband Ltd. moved manufacturing and operations to the United States during 2016. The product line consists of three products: an Energy Patchline, Weight Management Patchline, and a Multivitamin Patchline.

Going Concern

The consolidated financial statements for the year ended January 31, 2018, have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a past history of recurring losses from operations. The Company will require additional funding to execute its future strategic business plan.  Successful business operations and its transition to attaining profitability are dependent upon obtaining additional financing and achieving a level of revenue to support its cost structure.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management acquired Nutriband Ltd. in 2016 to enter the health supplement market. The Company is also exploring some acquisition opportunities which would expand the Company’s operations into the pharmaceutical field.

Management believes these proposed acquisitions will be profitable and the cash flows from these operations will enable the Company to fund the operations of the consolidated group over the next twelve months. Therefore, the annual financial statements continue to be prepared on a going concern basis.

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include the Company and its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.  On an ongoing basis, the Company evaluates its estimates including, but not limited to, those related to such items as income tax exposures, accruals, depreciable/useful lives, allowance for doubtful accounts and valuation allowances.  The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term investments in money-market funds and certificate of deposits with an original maturity of three months or less when purchased.

Foreign Currency Translation

The functional currency of the Company’s subsidiary is the Euro. The assets and liabilities of the subsidiary are translated into US dollars using the prevailing exchange rate as of the balance sheet date and income and expenses are translated into US dollars using the average exchange rate during the reporting period. Translation adjustments are recorded in other comprehensive income (loss).

Inventories

Inventories are valued at the lower of cost and realizable value determined using the first-in, first-out (FIFO) method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The cost of finished goods and work in progress is comprised of material costs, direct labor costs and other direct costs and related production overheads (based on normal operating capacity).

Business Combinations

The Company recognizes the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the accounting literature. In accordance with this guidance, acquisition-related costs, including restructuring costs, must be recognized separately from the acquisition and will generally be expensed as incurred. That replaces the cost-allocation process detailed in previous accounting literature, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair value.

Evaluation of Long-lived Assets

Patents represent an important component of the Company’s total assets. The Company amortizes its patents on a straight-line basis over the estimated useful lives of the assets. Management reviews long-lived assets for potential impairment whenever significant events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment exists when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset.  If an impairment exists, the resulting write-down would be the difference between fair market value of the long-lived asset and the related net book value. As of January 31, 2018, the Company recorded an impairment charge of $2,500,000 and reduced the book value of the patents to $-0-.

Income Taxes

Taxes are calculated in accordance with taxation principles currently effective in the United States of America and Ireland.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements.  Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent they believe these assets will more-likely-than-not be realized.  In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.  In the event the Company was to determine that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash.

The Company’s cash and cash equivalents are concentrated primarily in banks.  At times, such deposits could be in excess of insured limits. Management believes that the financial institutions that hold the Company’s financial instruments are financially sound and, accordingly, minimal credit risk is believed to exist with respect to these financial instruments.

Earnings Per Share

Basic earnings per common share are computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per common share are computed by dividing net earnings by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares consist of outstanding common stock purchase warrants. As of January 31, 2018 there were 730,000 common stock equivalents outstanding.

Accounting Standards Issued But Not Yet Adopted

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the existing account standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to a customer. Subsequently, the FASB issued several other updates related to revenue recognition collectively with ASU 201-09, the “new revenue standards”). The new revenue standards will replace most existing revenue recognition guidance in U.S. GAAP upon its effective dates.

In preparation for adoption of the new guidance, we have reviewed representative samples of contracts and other forms of agreements with customers and have evaluated the provisions under the five-step model specified by the new revenue standards. The Company has completed its assessment and identified changes with respect to timing of revenue recognition,

We will adopt the guidance under the new revenue standards effective February 1, 2018. The Company does not expect the adoption of the new revenue standards to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), to provide a new comprehensive model for lease accounting under this guidance, lessees and lessors should apply a “right-of-use” model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance-sheet leases. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. Similar modifications have been made to lessor accounting in-line with revenue recognition guidance. This guidance is effective for the annual periods and interim periods beginning December 15, 2018. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. Early adoption is permitted. The update guidance requires a modified retrospective adoption. We are currently in the process of evaluating this new standard update.

The Company has implemented all new pronouncements that are in effect and that may impact its consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial statements or results of operations.

Fair Value Measurements

FASB ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  ASC 820 describes three levels of inputs that may be used to measure fair value.

The Company utilizes the accounting guidance for fair value measurements and disclosures for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis during the reporting period.  The fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based upon the best use of the asset or liability at the measurement date.  The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability.  ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers are defined as follows:

Level 1	- Observable inputs such as quoted market prices in active markets

Level 2	- Inputs other than quoted prices in active markets that are either directly or indirectly observable

Level 3	- Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions

As of January 31, 2018, there were no financial assets or liabilities that required disclosure.

2.	INVENTORIES

Inventory as of January 31, 2018 and 2017 are as follows:

	January 31,
	2018	2017
Finished goods	$4,133	$8,048
Work in progress	-	-
Raw materials	-	-
	$4,133	$8,048

3.	DEBT

Short-term debt-related parties as of January 31, 2018 and 2017, consists of loans from officers and related parties, that are interest free and due on demand. As of January 31, 2018 and 2017, short-term debt amounted to $14,230 and $8,888, respectively.

Short-term debt as of January 31, 2018 and 2017, consists of a loan from South County Dublin Council that is interest free with monthly payments of $75. The loan was due October 2017. As of January 31, 2018, and 2017, the total balance of long-term debt (current portion) amounted to $1,820 and $1,581, respectively. This loan is in default.

On September 12, 2017, the Company received an interest-free loan from TII Jet Services LDA in the amount of $15,000. The loan is interest fee and due upon demand. As of January 31, 2018, the amount is included in short-term debt.

4.	INCOME TAXES

The Company adopted the provisions of ASC 740, “Income Taxes, (“ASC 740”). As a result of the implementation of ASC 740, the Company recognized no adjustment in the net liability for unrecognized income tax benefits. The Company believes there are no potential uncertain tax positions and all tax returns are correct as filed. Should the Company recognize a liability for uncertain tax positions, the Company will separately recognize the liability for uncertain tax positions on its balance sheet. Included in any liability or uncertain tax positions, the Company will also setup a liability for interest and penalties. The Company’s policy is to recognize interest and penalties related to uncertain tax positions as a component of the current provision for income taxes.

There is no U.S. tax provision due to losses from U.S. operations for the years ended January 31, 2018 and 2017. Deferred income taxes are provided for the temporary differences between the financial reporting and tax basis of the Company’s assets and liabilities. The principal item giving rise to deferred taxes is the net operating loss carryforward in the U.S. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has set up a valuation allowance for losses for certain carryforwards that it believes may not be realized.

The provision for income taxes consist of the following:

Years Ended
January 31,
	2018	2017
Current
Federal	$-	$-
Foreign	-	-
	-	-
Deferred
Federal	-	-
Foreign	-	-
	$-	$-

As of January 31, 2018, the Company recorded a deferred tax asset associated with a net operating loss (“NOL”) carryforward of approximately $960,000 that was fully offset by a valuation allowance due to the determination that it was more likely than not that the Company would be unable to utilize those benefits in the foreseeable future. The Company’s NOL expires in 2034. The valuation allowance increased by approximately $909,000 during the year ended January 31, 2018.

The types of temporary differences between tax basis of assets and liabilities and their financial reporting amounts that give rise to the deferred tax liability and deferred tax asset and their approximate tax effects are as follows:

	2018	2017

Net operating loss carry forwards (expire through 2034)	$(88,098)	$(51,564)
Stock issued for services	(21,928)	0
Intangible impairment expense	(850,000)	0
Valuation allowance	960,026	51,564
Net deferred taxes	$-	$-

5.	RELATED PARTY TRANSACTIONS

a)	As of January 31, 2018 and 2017, Ann Sheridan, mother of the Chief Executive Officer and a Director of Nutriband Limited (Ireland), advanced the Company $10,230 and $8,888, respectively, for operating capital. The advance is interest free and due on demand.

b)	During the year ended January 31, 2018, the Chief Financial Officer advanced $8,250 to the Company, of which $8,250 was repaid as of January 31, 2018. Additionally, the Company had amounts owed to its CFO of $4,000 and $-0- as of January 31, 2018 and 2017, respectively, for expenses paid on behalf of the Company.

6.	WARRANTS

The following table summarizes the changes in warrants outstanding and the related price of the shares of the Company’s common stock issued to non-employees of the Company. The warrants were granted in connection with the proceeds of the sale of common stock with Nociota Holdings Limited in February, 2016 and November, 2016. The fair value of the warrants issued amounted to $142,434. In 2017, 80,000 warrants were granted in connection with proceeds of the sale of common stock with three individuals. The fair value of the warrants issued amounted to $35,000.

		Exercise	Remaining	Intrinsic
	Shares	Price	Life	Value
Outstanding, February 1, 2017	650,000	$1.35	2.2 years	$-

Granted	80,000	3.50	2.4 years	-

Expired/Cancelled	-			-

Exercised	-			-

Outstanding-period ending January 31, 2018	730,000	$1.58	1.35 years	$-

Exercisable - period ending January 31, 2018	650,000	$1.35	1.22 years	$-

7.	STOCKHOLDERS’ EQUITY

In June and July 2017, the Company received proceeds of $40,000 and issued 80,000 shares of common stock. In connection with the sale of common stock, the Company issued warrants to purchase 80,000 shares of common stock at $3.50 per share expiring three years from the date of issuance.

In November 2017, the Company received proceeds of $10,000 and issued 10,000 of common stock.

During the year ended January 31, 2018, the Company issued 215,000 shares as compensation for services rendered. The fair value of the shares issued was $222,500, of which $61,997 was expensed during the year ended January 31, 2018.

In May 2017, the Company acquired the rights, title and interest in Transdermal Patch and Formulation as described in the U.S. Patent Applications on February 6, 2017 from Advanced Health Brands, Inc. in exchange for 5,000,000 shares of the Company’s common stock valued at $2,500,000 based on the most recent issuance of the Company’s common stock for cash of $0.50.

8.	INTANGIBLE ASSETS

In May 2017, the Company acquired the rights, title and interest in Transdermal Patch and Formulation. As of January 31, 2018, the Company has not recognized any income or cash flow from the use of the patents. The patents are provisional patents and the Company will have one year from the date of issue to finalize the applications. The Company will continue its plans to utilize the patents. As of January 31, 2018, the Company recorded an impairment charge of $2,500,000 and reduced the fair value of the patents to $-0-.

The components of intangible assets are as follows:

Patents
Balance February 1, 2017	$-

Acquisition of patents in 2017	2,500,000

Impairment charge for the year ended January 31, 2018	(2,500,000)

Balance January 31, 2018	$-

9.	SUBSEQUENT EVENTS

On April 5, 2018, the Company entered into an acquisition agreement to acquire a 100% interest in 4P Therapeutics Inc. in exchange for $400,000 and 250,000 shares of common stock of the Company. The shares will be issued and payment made upon the completion of the certified audit of 4P Therapeutics Inc. 4P Therapeutics Inc. will become the pharmaceutical and development arm of Nutriband with specific focus on Transdermal and Topical Technologies, prescription drugs and clinical development.

NUTRIBAND INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	October 31,	January 31,
	2018	2018
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$257,545	$-
Accounts receivable	94,193	-
Inventories	4,133	4,133
Prepaid expenses	70,946	160,503
VAT receivable	-	263
Total Current Assets	426,817	164,899

PROPERTY and EQUIPMENT-net	98,386	-

OTHER ASSETS:
Intangible assets-net	2,096,250	-

TOTAL ASSETS	$2,621,453	$164,899

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$161,091	$12,341
Due to related parties	-	14,230
Notes payable	40,000	16,820

Total Current Liabilities	201,091	43,391

Commitments and Contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $.001 par value, 10,000,000 shares authorized, -0- outstanding	-	-
Common stock, $.001 par value, 100,000,000 shares authorized; 21,824,100 and 20,877,100 shares issued and outstanding at October 31, 2018 and January 31, 2018, respectively	21,824	20,877
Additional paid-in-capital	8,063,490	2,950,487
Accumulated other comprehensive loss	(52)	(446)
Accumulated deficit	(5,664,900)	(2,849,410)
Total Stockholders’ Equity	2,420,362	121,508

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,621,453	$164,899

See notes to unaudited consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Nine Months Ended
	October 31,
	2018	2017

Revenue	$162,815	$-

Costs and expenses:
Cost of sales	206,283	-
Stock-based compensation	1,763,950	32,500
Selling, general and administrative expenses	1,008,072	203,811
Total Costs and Expenses	2,978,305	236,311

Loss from operations before provision for income taxes	(2,815,490)	(236,311)

Provision for income taxes	-	-

Net loss	$(2,815,490)	$(236,311)

Net loss per share of common stock-basic and diluted	$(0.13)	$(0.01)

Weighted average shares of common stock outstanding- basic and diluted	21,061,625	17,594,199

Other Comprehensive Income (Loss):

Net loss	$(2,815,490)	$(236,311)

Foreign currency translation adjustment	394	(1,407)

Total Comprehensive Loss	$(2,815,096)	$(237,718)

See notes to unaudited consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended
	October 31,
	2018	2017
Cash flows from operating activities:
Net loss	$(2,815,490)	$(236,311)
Adjustments to reconcile net loss to net cash used in operating activities:
Expenses paid on behalf of Company by related party	24,300	-
Depreciation and amortization	59,527	110,445
Stock-based compensation	1,763,950	32,500
Changes in operating assets and liabilities:
Inventories	-	5,410
Accounts receivable	(93,930)	-
Prepaid expenses	80,320	2,263
Accounts payable and accrued expenses	158,751	4,230
Net Cash Used In Operating Activities	(822,572)	(81,463)

Cash flows from investing activities:
Payment on acquisition	(400,000)	-
Purchase of equipment	(4,163)	-
Net Cash Used In Investing Activities	(404,163)	-

Cash flows from financing activities:
Payment on bank overdraft	(762)	-
Proceeds from sale of common stock	1,000,000	40,000
Proceeds from exercise of warrants	500,000
Proceeds from notes	25,000	15,000
Payment of notes	(1,820)	-
Proceeds from advances from related parties	2,500	8,250
Payment of related party advances	(41,038)	(8,250)

Net Cash Provided by Financing Activities	1,483,880	55,000

Effect of exchange rate on cash	400	(559)
Net increase (decrease) in cash	257,545	(27,022)
Cash and cash equivalents - Beginning of period	-	27,124
Cash and cash equivalents - End of period	$257,545	$102

Supplementary information:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

Supplementary disclosure of non-cash investing and financing activities
Common stock issued for services	$1,763,950	$57,500
Common stock issued for patents	$-	$2,500,000

Details of Acquisition:
Assets purchased
Equipment	$100,000	$-
Intangibles	2,150,000	-
	2,250,000	-

Liabilities assumed	-	-
Net assets purchased	2,250,000	-
Common stock issued	(1,850,000)	-
Cash paid	$400,000	$-

See notes to unaudited consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARIES

 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

 AS OF AND FOR THE NINE MONTHS ENDED OCTOBER 31, 2018 AND 2017

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

Nutriband Inc. (the “Company”) is a Nevada corporation, incorporated on January 4, 2016. In January 2016, the Company acquired Nutriband Ltd, an Irish company which was formed by the Company’s chief executive officer in 2012 to enter the health and wellness market by marketing transdermal patches. References to the Company relate to the Company and its subsidiaries unless the context indicates otherwise.

On August 1, 2018, the Company acquired 4P Therapeutics LLC (“4P Therapeutics”) for $2,250,000, consisting of 250,000 shares of common stock, valued at $1,850,000, and $400,000, and a royalty payable to the former owner of 4P Therapeutics, of 6% on all revenue generated by the Company from the abuse deterrent intellectual property that had been developed by 4P Therapeutics. The former owner of 4P Therapeutics has been a director of the Company since April 2018, when the Company entered into an agreement to acquire 4P Therapeutics.

4P Therapeutics is engaged in the development of a series of transdermal pharmaceutical products that are in the preclinical stage of development. Prior to the acquisition of 4P Therapeutics, the Company’s business was the development and marketing of a range of transdermal consumer patches. Most of these products are considered drugs in the United States and cannot be marketed in the United States without approval by the Food and Drug Administration (the “FDA”). The Company is not presently taking any steps to seek FDA approval of its consumer transdermal products and its consumer products are not being marketed in the United States.

With the acquisition of 4P Therapeutics, 4P Therapeutics’ drug development business became the Company’s principal business. The Company’s approach is to use generic drugs that are off patent and incorporate them into the Company’s transdermal drug delivery system. Although these medications have received FDA approval in oral or injectable form, the Company needs to conduct a transdermal product development program which will include the preclinical and clinical trials that are necessary to receive FDA approval before we can market any of our pharmaceutical products.

Going Concern

The Company’s consolidated financial statements for the nine months ended October 31, 2018 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company did not generate any revenue prior to the quarter ended October 31, 2018, it has a history of recurring losses from operations, and for the nine months ended October 31, 2018, the Company generated revenue of $162,815 on which it recorded a negative gross profit of $43,468 and a loss from operations and net loss of $2,815,490. The Company will require substantial funding to execute its strategic business plan. Successful business operations and its transition to attaining profitability are dependent upon obtaining significant additional financing and achieving a level of revenue to support its cost structure and obtaining FDA approval to market its products in development. These factors raise substantial doubt about ability of the Company to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated balance sheet as of October 31, 2018 and the consolidated statements of operations and cash flows for the periods presented have been prepared by the Company and are unaudited. The consolidated financial statements are prepared in accordance with the requirements for unaudited interim periods pursuant to Rule 8-03 of Regulation S-X, and consequently, do not include all disclosures required to be made in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial position, results of operations, changes in stockholders' equity and cash flows for all periods presented have been made. The information for the consolidated balance sheet as of January 31, 2018 was derived from audited financial statements of the Company. The Company’s significant accounting policies are found below. These policies should be read in conjunction with Note 1 found in the Company’s Annual Report on Form 10-K for the year ended January 31, 2018.

Principles of Consolidation

The consolidated financial statements of the Company include the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated. The operations of 4P Therapeutics are included in the Company’s financial statements from the date of acquisition of August 1, 2018.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.  On an ongoing basis, the Company evaluates its estimates including, but not limited to, those related to such items as income tax exposures, accruals, depreciable/useful lives, allowance for doubtful accounts and valuation allowances.  The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results could differ from those estimates.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to a customer. The Company adopted the guidance under the new revenue standards using the modified retrospective method effective February 1, 2018. Topic 606 requires the Company to recognize revenues when control of the promised goods or services and receipt of payment is probable.

Upon adoption, the new standards replaced most existing revenue recognition guidance in U.S. GAAP. The adoption of the new revenue recognition standards did not have any impact on its consolidated financial statements since the Company did not recognize any revenue prior to the third quarter of 2018, and all revenue will be recognized pursuant to Topic 606 under the five-step model specified by the new revenue standards.

Property, Plant and Equipment

Property and equipment represent an important component of the Company’s assets. The Company depreciates its plant and equipment on a straight-line basis over the estimated useful life of the assets. Property, plant and equipment is stated at historical cost. Expenditures for minor repairs, maintenance and replacement parts which do not increase the useful lives of the assets are charged to expense as incurred. All major additions and improvements are capitalized. Depreciation is computed using the straight-line method. The lives over which the fixed assets are depreciated range from 3 to 5 years as follows:

Equipment	5 years

Intangibles

Intangibles consist of intellectual property of 4P Therapeutics. The intellectual property is being amortized over its useful life of 10 years.

Evaluation of Long-lived Assets

Intellectual property represent an important component of the Company’s total assets. The Company amortizes its intellectual property assets on a straight-line basis over the estimated useful lives of the assets. Management reviews long-lived assets for potential impairment whenever significant events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment exists when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset.  If an impairment exists, the resulting write-down would be the difference between fair market value of the long-lived asset and the related net book value.

In May 2017, the Company acquired Advanced Health Brands, Inc., the principal assets of which were provisional patents, for stock valued at $2,500,000. As of January 31, 2018, the Company recorded an impairment charge of $2,500,000 and reduced the book value of the assets to $-0-.

Stock-Based Compensation

ASC 718, “Compensation - Stock Compensation,” prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity - Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

During the nine months ended October 31, 2018, the Company incurred $1,763,950 of expenses from the issuance of 322,000 shares of common stock for services. During the nine months ended October 31, 2017, the Company incurred $57,500 of expenses, of which $32,500 was expensed during the nine months ended October 31, 2017 and $25,000 is included in prepaid expenses) from the issuance 115,000 shares of common stock for services. The common stock issued as compensation was valued at the market price on the respective dates of grant.

Accounting Standards Issued But Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), to provide a new comprehensive model for lease accounting under this guidance, lessees and lessors should apply a “right-of-use” model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance-sheet leases. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. Similar modifications have been made to lessor accounting in-line with revenue recognition guidance. This guidance is effective for the annual periods and interim periods beginning December 15, 2018. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. Early adoption is permitted. The update guidance requires a modified retrospective adoption. We are currently in the process of evaluating this new standard update.

In June 2018, the FASB issued ASU 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” These amendments expand the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. ASU 2018-07 is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606, Revenue from Contracts with Customers. The Company does not currently expect the adoption to have any significant impact on the Company’s financial statements.

The Company has implemented all new pronouncements that are in effect and that may impact its consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial statements or results of operations.

Reclassifications

Certain items have been reclassified to conform to present year presentation.

3.	INVENTORIES

Inventory as of October 31, 2018 and January 31, 2018 is as follows:

	October 31, 2018	January 31, 2018
Finished goods	$4,133	$4,133
Work in progress	-	-
Raw materials	-	-
	$4,133	$4,133

4.	DEBT

Due to related parties as of October 31, 2018 and January 31, 2018, consists of loans from officers and related parties, that are interest free and due on demand. As of October 31, 2018, and January 31, 2018, short-term debt due to related parties amounted to $-0- and $14,230, respectively. The loans were paid in full May 2018.

Note payable as of October 31, 2018 and January 31, 2018, consists of a loan from South County Dublin Council that is interest free with monthly payments of $75. The loan was due October 2017. As of October 31, 2018 and January 31, 2018, the total balance of long-term debt (current portion) amounted to $-0- and $1,820, respectively. The loan was paid in July 2018.

On September 12, 2017, the Company received an interest-free loan from an unrelated party in the amount of $15,000. The Company received an additional advance from the unrelated party of $25,000 during April 2018. The loan is interest free and due upon demand. As of October 31, 2018, and January 31, 2018, the balance due was $40,000 and $15,000, respectively, and amount is included in notes payable.

5.	ACQUISITION OF BUSINESS

On August 1, 2018, the Company acquired 4P Therapeutics for $2,250,000, consisting of 250,000 shares of common stock, valued at $1,850,000, and $400.000, and a royalty payable to the former owner of 4P Therapeutics, of 6% on all revenue generated by us from the abuse deterrent intellectual property that had been developed by 4P Therapeutics.

The preliminary purchase price allocation is provisional, pending completion by the Company of its valuation of the assets of 4P Therapeutics, and has been used to prepare the balance sheet and statement of operations. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the adjustments.

Details of the net assets acquired are as follows:

Fair Value Recognized
On Acquisition
Equipment	$100,000
Intangible assets	2,150,000
Net assets acquired	2,250,000
Satisfied by:
Common stock issued	$(1,850,000)
Cash outflows on acquisition	(400,000)

6.	INTANGIBLE ASSETS

Changes in intangible assets for the period ending October 31, 2018 were as follows:

Intangible Assets
Balance - January 31, 2018	$-
Additions from acquisition	2,150,000
Amortization for period ended October 31, 2018	(53,750)
Net book value – October 31, 2018	$2,096,250

The valuation of the intangible assets is provisional pending completion by the Company of its valuation of the assets of 4P Therapeutics and are being amortized over a period of ten years.

No value has been given to the potential royalty payable to the former owner since the royalty is contingent upon the Company generating revenue from any source and there is no marketable product and are uncertainties, including the need for FDA approval, as to whether or when any revenue will be generated from the intellectual property subject to the royalty. If any royalties are paid to the former owner of 4P Therapeutics, the royalties will be expensed as incurred and treated as an operating expense.

7.	RELATED PARTY TRANSACTIONS

a)	As of October 31, 2018, and January 31, 2018, the mother of the chief executive officer, advanced the Company $-0- and $10,230, respectively, for operating capital. The advance was interest free and due on demand. The advance was repaid in full May 2018.

b)	During the year ended January 31, 2018, the chief financial officer advanced $8,250 to the Company, all of which was repaid as of January 31, 2018. Additionally, the Company had amounts owed to the chief financial officer for payments made on behalf of the Company of $30,800 and $4,000 as of April 30, 2018 and January 31, 2018, respectively. The amounts were repaid in full May 2018.

c)	The former owner of 4P Therapeutics has been a director of the Company since April 2018, when the Company entered into an agreement to acquire 4P Therapeutics. See Note 6 in connection with the terms of the acquisition of 4P Therapeutics from the former owner. The former owner was not a director of the Company when the acquisition agreement was signed.

d)	During the nine months ended October 31, 2018, the Company issued 210,000 shares of common stock, valued at $967,500 to executives of the Company and 30,000 shares of common stock, valued at $222,000, to directors of the Company. The stock was valued at the market price on the date of grant.

8.	COMMON STOCK

The Company issued 322,000 shares of common stock valued at $1,763,950, based on the market price on the date of issuance, during the nine months ended October 31, 2018 for services provided to the Company. Of these shares, 210,000 shares valued at $967,500 were issued to executives of the Company and 30,000 shares valued at $222,000 were issued to directors of the Company.

On May 2, 2018, the Company sold to an unrelated party for $1.0 million, 250,000 shares stock and 30-day warrants to purchase 250,000 shares of common stock at $4.00 per share. On May 27, 2018, the unrelated party exercised warrants to purchase 125,000 shares of common stock and on June 2, 2018, warrants to purchase 125,000 shares of common stock expired unexercised.

On July 31, 2018, the Company issued 250,000 shares of common stock valued at $1,850,000 representing a portion of the purchase price for the equity of 4P Therapeutics. See Note 6.

9.	WARRANTS

The following table summarizes the changes in warrants outstanding and the related price of the shares of the Company’s common stock issued to non-employees of the Company.

	Shares	Exercise Price	Remaining Life	Intrinsic Value
Outstanding, January 31, 2018	730,000	$1.58	1.35 years	-
Granted	250,000	4.00	-	-
Exercised	(125,000)	4.00	-	-
Expired/Cancelled	(125,000)	4.00	-	-
Outstanding, October 31, 2018	730,000	$1.58	0.60 years	$4,320,000
Exercisable, October 31, 2018	730,000	$1.58	0.60 years	$4,320,000

10.	EARNINGS PER SHARE

Basic earnings per share of common stock are computed by dividing net income by the weighted average number of shares of common stock outstanding during the period.  Diluted earnings per share of common stock are computed by dividing net earnings by the weighted average number of shares and potential shares outstanding during the period. Potential shares of common stock consist of shares issuable upon the exercise of outstanding common stock purchase warrants. As of October 31, 2018, there were 730,000 common stock equivalents outstanding, that were not included in the calculation of dilutive earnings per share as their effect would be anti-dilutive.

11.	CONTINGENCIES

As previously, disclosed, the Company, the chief executive officer and the chief financial officer received a Wells notice on August 10, 2018 from the Enforcement Division staff of the U.S. Securities and Exchange Commission, Miami Regional Office in connection with an investigation into the Company’s disclosure about the FDA requirements for its consumer transdermal patch products made in the Company’s disclosures about FDA requirements for its transdermal products in the Company’s Form 10 registration statement and amendments (filed June 2, 2016) and Form 10-K annual report (filed May 8 2017). In the Wells notice, the enforcement division staff informed the Company that it intended to recommend that the Commission authorize a civil injunctive action alleging that the Company and the named officers violated certain provisions of the federal security laws, including Section 10(b) and 13(a) of the Security Exchange Act of 1934, with respect to the Company’s FDA disclosures in its public filings. On September 7, 2018, the Company and officers filed a Wells Submission with the Enforcement Division staff explaining why they did not violate the federal securities law and why the Commission should not file a civil injunctive action and not seek civil monetary penalties and other forms of equitable relief. The Company and named officers are involved in settlement discussions with the staff of the Enforcement Division to resolve the investigation.

On July 27, 2018, the Company commenced an action in the Circuit Court of the Ninth Judicial Circuit in and for Orange County, Florida, against Advanced Health Brands, Inc., Raymond Kalmar, Paul Murphy, Michelle Polly-Murphy, Laura Fillman and John Baker, together with a Motion for Temporary Injunction Without Notice and a Motion for Prejudgment Writ of Replevin arising from the Company’s decision to seek to rescind for misrepresentation the agreement by which the Company acquired advanced Health Brans, Inc. for 5,000,000 shares of common stock valued at $2,500,000 and seek return of the shares. On August 2, 2018, the court entered a Temporary Injunction Without Notice and an Order to Show Cause against the defendants. Defendants Kalmar, Murphy, Polly-Murphy, and Baker have filed a Motion to Dismiss our Verified Complaint, Motion to Dissolve Temporary Injunction Without Notice and Response to Order to Show Cause, and Motion to Compel Arbitration.

12.	SUBSEQUENT EVENTS

On November 19, 2018, the Company and Carmel Biosciences terminated the previously-announced acquisition agreement principally as a result of concerns about the uncertainties and risks involving the drug valsartan and the potential presence of possible carcinogens from the manufacturing process from various manufacturers. The agreement was terminated without any obligation of either party to the other party.

On November 23, 2018, the Company sold to T.I.I. Jet Services LDA., a Portuguese company, 71,429 shares of common stock for $500,000.

On December 26, 2018, the SEC announced that it has accepted the settlement offer and instituted settled administrative cease-and-desist proceedings against the Company and the named officers in the matter described in Note 11. The SEC’s administrative order, dated December 26, 2018, finds that the Company and the officers consented – without admitting or denying any findings by the SEC– to cease-and-desist orders against them for violations by us of Sections 12(g) and 13(a) of the Exchange Act 1934 and Rules 12b-20 and 13a-1 thereunder, which require issuers to file accurate registration statements and annual reports with the SEC; violations by the officers for causing the Company’s violations of the above issuer reporting provisions; and violations by the officers of Rule 13a-14 of the Exchange Act, which requires each principal executive and principal financial officer of issuers to attest that annual reports filed with the SEC do not contain any untrue statements of material fact. In addition to consenting to the cease-and-desist orders, the officers have each agreed to pay a $25,000 civil penalty to resolve the investigation. The administrative order does not impose a civil penalty or any other monetary relief against the Company.

On January 4, 2019, the court in the Advanced Health Brands, Inc. litigation described in Note 11 dismissed the Company’s complaint with prejudice, but directed the defendants to assign to the Company, within 30 days, the six patent applications never duly transferred to the Company. The Company plans to appeal the court's order. One of the defendants returned her 200,000 shares to the Company in November 2018 pursuant to a settlement agreement. These shares will be cancelled.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 4P Therapeutics, LLC:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of 4P Therapeutics, LLC (“the Company”) as of December 31, 2017 and 2016, the related statements of operations, members’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Sadler, Gibb & Associates, LLC

We have served as the Company’s auditor since 2018.

Salt Lake City, UT

October 26, 2018

4P THERAPEUTICS LLC
BALANCE SHEETS

	December 31,
	2017	2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25,114	$14,148
Accounts receivable	158,719	31,984
Total Current Assets	183,833	46,132

Property and Equipment-net	17,594	25,350

Other assets	16,851	16,851

TOTAL ASSETS	$218,278	$88,333
LIABILITIES AND MEMBER’S EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$74,878	$40,687
Due to related parties	15,102	-
Note payable	88,750	53,510
Total Current Liabilities	178,730	94,197

Commitments and Contingencies	-	-
MEMBER’S EQUITY (DEFICIT)	39,548	(5,864)

TOTAL LIABILITIES AND MEMBER’S EQUITY (DEFICIT)	$218,278	$88,333

See Notes to Financial Statements.

4P THERAPEUTICS LLC

STATEMENTS OF OPERATIONS

	Years Ended
	December 31,
	2017	2016

Revenue	$568,005	$576,071

Costs and expenses:
Cost of sales	446,212	654,665
Selling, general and administrative expenses	64,141	97,451
Total Costs and Expenses	510,353	752,116

Income (loss) from operations	57,652	(176,045)

Other income (expense):
Interest expense	(12,240)	(3,498)

Income (loss) from operations before provision for income taxes	45,412	(179,543)
Provision for income taxes	-	-

Net income (loss)	$45,412	$(179,543)

See Notes to Financial Statements.

4P THERAPEUTICS LLC

STATEMENT OF MEMBER’S EQUITY (DEFICIT)

		Retained
		Earnings
	Member’s	(Accumulated
	Investment	Deficit)	Total
Balance, January 1, 2016	$1,000	$172,679	$173,679

Net loss for the year ended December 31, 2016	-	(179,543)	(179,543)

Balance, December 31, 2016	1,000	(6,864)	(5,864)

Net income for the year ended December 31, 2017	-	45,412	45,412

Balance, December 31, 2017	$1,000	$38,548	$39,548

See Notes to Financial Statements.

4P THERAPEUTICS LLC

STATEMENTS OF CASH FLOWS

	Years Ended
	December 31,
	2017	2016
Cash flows from operating activities:
Net income (loss)	$45,412	$(179,543)
Adjustments to reconcile net income (loss) to net cash
Amortization of debt discount	10,240	3,510
Depreciation	7,756	7,580
Changes in operating assets and liabilities:
Accounts receivable	(126,735)	29,549
Accounts payable and accrued expenses	34,191	11,602
Net Cash Used In Operating Activities	(29,136)	(127,302)

Cash flows from investing activities:
Purchase of equipment	-	(5,665)
Net Cash Used in Investing Activities	-	(5,665)

Cash flows from financing activities:
Proceeds from short-term debt	25,000	50,000
Proceeds from related parties	15,102	-

Net Cash Provided by Financing Activities	40,102	50,000

Net change in cash	10,966	(82,967)

Cash and cash equivalents - Beginning of period	14,148	97,115

Cash and cash equivalents - End of period	$25,114	$14,148

Supplementary information:

Cash paid for:
Interest	$-	$-

Income taxes	$-	$-

Non-Cash Investing and Financing Activities

Original issuance discount	$3,750	$10,000

See Notes to Financial Statements.

4P THERAPEUTICS LLC

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

1.	Organization and Summary of Significant Accounting Policies

Organization

4P Therapeutics LLC (the “Company” or “4P”) is a Delaware limited liability company formed in September 2011. 4P is focused on the research and development of novel drug delivery technologies and therapeutics. 4P is looking to develop products that meet the needs of patients and physicians although it does not have FDA premarketing approval. The Company is focusing on the development of transdermal products for currently injected compounds, including proteins, peptides, macromolecules and biologics. The Company believes that delivery of commercially available drugs or biologics that are typically delivered via injection has the potential to improve safety, efficacy and therapeutic outcomes associated with these treatments.

Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents include short-term investments in money market funds and certificates of deposit with an original maturity of three months or less when purchased. The Company had no cash equivalents as at December 31, 2017 and 2016.

Revenue Recognition

Revenue is recognized in accordance with ASC 605 and SAB No. 104. Persuasive evidence of an arrangement exists; Delivery has occurred or services have been rendered; Seller’s price to the buyer is fixed or determinable; and Collectability is relatively assured. The Company develops pharmaceutical products ranging from pre-clinical testing to to clinical manufacturing and early stage clinical development. Revenue is recognized when the testing is complete.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses from the inability of its customers to make required payments. The Company determines its allowances by both specific identification of customer accounts where appropriate and the application of historical loss to non-specific accounts. For the years ended December 31, 2017 and 2016, the Company recorded no bad debt expense and no allowance for doubtful accounts related to accounts receivable.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.  On an ongoing basis, the Company evaluates its estimates including, but not limited to, those related to such items as income tax exposures, accruals, depreciable/useful lives and allowance for doubtful accounts. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results could differ from those estimates.

Evaluation of Long-lived Assets

Management reviews long-lived assets for potential impairment whenever significant events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Impairment exists when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset.  If impairment exists, the resulting write-down would be the difference between fair market value of the long-lived asset and the related net book value.

Property, Plant, and Equipment

Property and equipment represent an important component of the Company’s assets. The Company depreciates its plant and equipment on a straight-line basis over the estimated useful lives of the assets. Property, plant, and equipment is stated at historical cost. Expenditure for minor repairs, maintenance, and replacement parts which do not increase the useful lives of the assets are charged to expense as incurred.  All major additions and improvements are capitalized.  Depreciation is computed using the straight-line method.  The lives over which the fixed assets are depreciated range from 3 to 5 years as follows:

Equipment	5 years

Income Taxes

Taxes are calculated in accordance with taxation principles currently effective in the United States of America. The Company is a limited liability company and accounts for an income taxes as a C Corporation.

Concentration of Credit Risk

Financial Instruments

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash.

The Company’s cash and cash equivalents are concentrated primarily in banks in the United States of America.  At times, such deposits could be in excess of insured limits.  Management believes that the financial institutions that hold the Company’s financial instruments are financially sound and, accordingly, minimal credit risk is believed to exist with respect to these financial instruments.

Customers

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Therefore, management does not believe significant credit risks exist at December 31, 2017. Sales to the Company’s two largest customers represented approximately 66% and 17% of total sales for the year ended December 31, 2017 and 44% and 40% for the year ended December 31, 2016.

Related Parties

The Company accounts for related party transactions in accordance with ASC 850 (“Related Party Disclosures”). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Fair Value Measurements

FASB ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  ASC 820 describes three levels of inputs that may be used to measure fair value.

The Company utilizes the accounting guidance for fair value measurements and disclosures for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis during the reporting period.  The fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based upon the best use of the asset or liability at the measurement date.  The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability.  ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers are defined as follows:

Level 1	- Observable inputs such as quoted market prices in active markets

Level 2	- Inputs other than quoted prices in active markets that are either directly or indirectly observable

Level 3	- Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions

As of December 31, 2017 and 2016, there were no financial assets or liabilities that required disclosure.

Accounting Standards Issued But Not Yet Adopted

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the existing account standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to a customer. Subsequently, the FASB issued several other updates related to revenue recognition collectively with ASU 201-09, the “new revenue standards”). The new revenue standards will replace most existing revenue recognition guidance in U.S. GAAP upon its effective dates.

In preparation for adoption of the new guidance, we have reviewed representative samples of contracts and other forms of agreements with customers and have evaluated the provisions under the five-step model specified by the new revenue standards. The Company has completed its assessment and identified changes with respect to timing of revenue recognition.

We will adopt the guidance under the new revenue standards using the modified retrospective transition method effective January 1, 2018. The Company does not expect the adoption of the new revenue standards to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), to provide a new comprehensive model for lease accounting under this guidance, lessees and lessors should apply a “right-of-use” model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance-sheet leases. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. Similar modifications have been made to lessor accounting in-line with revenue recognition guidance. This guidance is effective for the annual periods and interim periods beginning December 15, 2018. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. Early adoption is permitted. The update guidance requires a modified retrospective adoption. We are currently in the process of evaluating this new standard update.

2.	PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,
	2017	2016
Equipment	$167,604	$167,604
Accumulated depreciation	(150,010)	(142,254)
	$17,594	$25,350

Depreciation expense for the years ended December 31, 2017 and 2016 was $7,756 and $7,580, respectively.

3.	DEBT

Short-term debt for the years ended December 31, 2017 and 2016 consists of advances from the Patel Family Investments. The Company received advances of $50,000, which included original issue discount of $10,000, in 2016 and $25,000, which included original issue discount of $3,750, in 2017. The Company accreted the discount of $3,510 in 2016 and $12,240 in 2017. In 2018, the Company and Patel Family Investments signed a forbearance agreement as the loans were past due. The Company agreed to pay a total of $90,000, which includes the principal balance of $88,750. The total payment is due no later than September 28, 2018. In August 2018, the debt was repaid.

4.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2017	2016
Rent	$12,889	$-
Professional fees	34,786	34,786
Supplies	27,203	5,901
	$74,878	$40,687

5.	INCOME TAXES

The Company adopted the provisions of ASC 740, “Income Taxes, (“ASC 740”). As a result of the implementation of ASC 740, the Company recognized no adjustment in the net liability for unrecognized income tax benefits. The Company believes there are no potential uncertain tax positions and all tax returns are correct as filed. Should the Company recognize a liability for uncertain tax positions, the Company will separately recognize the liability for uncertain tax positions on its balance sheet. Included in any liability or uncertain tax positions, the Company will also setup a liability for interest and penalties. The Company’s policy is to recognize interest and penalties related to uncertain tax positions as a component of the current provision for income taxes.

There is no U.S. tax provision due to losses from U.S. operations for the years ended December 31, 2016 and the use of carryforward losses in 2017. Deferred income taxes are provided for the temporary differences between the financial reporting and tax basis of the Company’s assets and liabilities. The principal item giving rise to deferred taxes is the net operating loss carryforward in the U.S. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has set up a valuation allowance for losses for certain carryforwards that it believes may not be realized.

The provision for income taxes consist of the following:

Years Ended
December 31,
	2017	2016
Current
Federal	$-	$-
Foreign	-	-
Total Current	-	-
Deferred
Federal	-	-
Foreign	-	-
Total Deferred	$-	$-

As of December 31, 2017, the Company recorded a deferred tax asset associated with a net operating loss (“NOL”) carryforward of approximately $371,000 that was fully offset by a valuation allowance due to the determination that it was more likely than not that the Company would be unable to utilize those benefits in the foreseeable future. The Company’s NOL expires in 2034.

The types of temporary differences between tax basis of assets and liabilities and their financial reporting amounts that give rise to the deferred tax liability and deferred tax asset and their approximate tax effects are as follows:

	2017	2016
Net operating loss carryforwards (expire through 2034)	$(77,811)	$(123,238)
Valuation allowance	77,811	123,238
net deferred taxes	$-	$-

6.	MEMBER’S EQUITY

In 2011, Steve Damon received all of the equity of the Company for an investment of $1,000.

7.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, Steve Damon, the 100% owner of the Company, advanced the Company $15,102. The advance was due April 25, 2017. No payment has been made as of December 31, 2017.

8.	COMMITMENTS AND CONTINGENCIES

Leases

The Company currently leases general office use, clinical research and laboratory space of approximately 7,200 square feet in Peachtree Corners, Georgia on a month-to-month basis for approximately $13,000 per month. The original lease terminated in 2016.

Rent expense was $164,120 and $149,160 for the years ending December 31, 2017 and 2016, respectively.

9.	SUBSEQUENT EVENTS

On April 5, 2018, the Company entered into an agreement with Nutriband Inc. pursuant to which the Company’s sole member sold 100% of his membership interest for $400,000 and 250,000 shares of common stock of Nutriband Inc. The shares were issued to the former sole member on July 31, 2018 and payment was made on August 10, 2018. As a result of the transfer of the membership interest to Nutriband Inc., the Company became part of Nutriband's consolidated company.

In August 2018, all debt obligations of the Company were paid in full.

4P THERAPEUTICS LLC

BALANCE SHEETS

	June 30, 2018	December 31, 2017
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$106,598	$25,114
Accounts receivable	114,510	158,719
Total Current Assets	221,108	183,833

Property and Equipment-net	13,700	17,594

Other assets	16,851	16,851

TOTAL ASSETS	$251,659	$218,278

LIABILITIES AND MEMBER’S EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$85,280	$74,878
Due to related parties	15,102	15,102
Note payable	88,750	88,750

Total Current Liabilities	189,132	178,730

Commitments and Contingencies	-	-

MEMBER’S EQUITY	62,527	39,548

TOTAL LIABILITIES AND MEMBER’S EQUITY	$251,659	$218,278

See Notes to Unaudited Financial Statements.

4P THERAPEUTICS LLC

STATEMENTS OF OPERATIONS

(Unaudited)

	Six Months Ended
	June 30,
	2018	2017

Revenue	$331,864	$191,580

Costs and expenses:
Cost of sales	254,316	181,773
Selling, general and administrative	54,569	29,372
Total Costs and Expenses	308,885	211,145

Income (loss) from operations	22,979	(19,565)

Other income (expense):
Interest expense	-	(12,240)

Income (loss) from operations before provision for income taxes	22,979	(31,805)

Provision for income taxes	-	-

Net income (loss)	$22,979	$(31,805)

See Notes to Unaudited Financial Statements.

4P THERAPEUTICS LLC

STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,
	2018	2017
Cash flows from operating activities:
Net income (loss)	$22,979	$(31,805)
Adjustments to reconcile net income (loss) to net cash
Amortization of debt discount	-	6,490
Depreciation	3,894	3,878
Changes in operating assets and liabilities:
Accounts receivable	44,209	(7,896)
Accounts payable and accrued expenses	10,402	(9,017)
Net Cash Provided by (Used in) Operating Activities	81,484	(38,350)

Cash flows from investing activities:	-	-

Cash flows from financing activities:
Proceeds from short-term debt	-	28,750
Proceeds from related parties	-	15,102

Net Cash Provided by Financing Activities	-	43,852

Net change in cash	81,484	5,502

Cash and cash equivalents - Beginning of period	25,114	14,148

Cash and cash equivalents - End of period	$106,598	$19,650

Supplementary information:

Cash paid for:
Interest	$-	$-

Income taxes	$-	$-

Non-Cash Investing and Financing Activities

Original issuance discount	$-	$3,750

See Notes to Unaudited Financial Statements.

4P THERAPEUTICS LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

1.	Organization and Summary of Significant Accounting Policies

The balance sheet as of June 30, 2018 and the statements of operations and cash flows for the periods presented have been prepared by 4P Therapeutics LLC (the “Company” or “4P”) and are unaudited. The financial statements are prepared in accordance with the requirements for unaudited interim periods, and consequently, do not include all disclosures required to be made in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for all periods presented have been made. The information for the balance sheet as of December 31, 2017 was derived from audited financial statements of the Company.

Organization

4P Therapeutics LLC (the “Company” or “4P”) is a Delaware limited liability company formed in September 2011. 4P is focused on the research and development of novel drug delivery technologies and therapeutics. 4P is looking to develop products that meet the needs of patients and physicians, although it does not have any products that have received FDA premarketing approval. The Company is focusing on the development of transdermal products for currently injected compounds, including proteins, peptides, macromolecules and biologics. The Company believes that transdermal delivery of commercially available drugs or biologics that are typically delivered via injection has the potential to improve safety, efficacy and therapeutic outcomes associated with these treatments.

Significant Accounting Policies

The Company’s significant accounting policies are found below. These policies should be read in conjunction with Note 1 in the Company’s financial statements for the year ended December 31, 2017.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing account standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to a customer. The Company adopted Topic 606 for revenue recognition effective January 1, 2018. Topic 606 requires the Company to recognize revenues when control of the promised goods or services and receipt of payment is assured.

The Company adopted the guidance under the new revenue standards using the modified transition method effective January 1, 2018. The Company does not expect the new revenue standards to have a material impact on its financial statements.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses from the inability of its customers to make required payments. The Company determines its allowances by both specific identification of customer accounts where appropriate and the application of historical loss to non-specific accounts. For the six months ended June 30, 2018 and 2017, the Company recorded no bad debt expense and no allowance for doubtful accounts related to accounts receivable.

Accounting Standards Issued But Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), to provide a new comprehensive model for lease accounting under this guidance, lessees and lessors should apply a “right-of-use” model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance-sheet leases. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. Similar modifications have been made to lessor accounting in-line with revenue recognition guidance. This guidance is effective for the annual periods and interim periods beginning December 15, 2018. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. Early adoption is permitted. The update guidance requires a modified retrospective adoption. We are currently in the process of evaluating this new standard update.

2.	PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

June 30,	December 31,
2018	2017
$167,604	$167,604
(153,904)	(150,010)
$13,700	$17,594

Depreciation expense for the six months ended June 30, 2018 and 2017 was $3,894 and $3,878, respectively.

3.	DEBT

Short-term debt as of June 30, 2018 and December 31, 2017 consists of advances from the Patel Family Investments. The Company received advances of $50,000, which included original issue discount of $10,000, in 2016 and $25,000, which included original issue discount of $3,750, in 2017. The Company accreted the discount of $12,240 in 2017. In 2018, the Company and Patel Family Investments signed a forbearance agreement as the loans were past due. The Company agreed to pay a total of $90,000. In August 2018, the debt was repaid.

4.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	June 30,	December 31,
	2018	2017
Rent	$12,899	$12,889
Professional fees	34,786	34,786
Supplies	37,595	27,203
	$85,280	$74,878

5.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, Steve Damon, the 100% owner of the Company, advanced the Company $15,102. The advance was due April 25, 2017. The advance was repaid in August 2018.

6.	SUBSEQUENT EVENTS

On April 5, 2018, the Company entered into an agreement with Nutriband Inc. pursuant to which the Company’s sole member sold 100% of his membership interest for $400,000 and 250,000 shares of common stock of Nutriband Inc., valued at $1,850,000, for a total purchase price of $2,250,000. The shares were issued to the former sole member on July 31, 2018 and payment was made on August 10, 2018. As a result of the transfer of the membership interest to Nutriband, Inc., the Company became part of Nutriband’s consolidated company.

In August 2018, all debt obligations of the Company were paid in full.

(b)	Pro Forma Financial Information.

NUTRIBAND INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On August 1, 2018, Nutriband Inc. (the “Company” or “Nutriband”) entered into and closed on a Stock Purchase Agreement with 4P Therapeutics LLC, (“4P”), a Delaware Limited Liability Company. Pursuant to the terms of the Agreement, 4P agreed to sell 100% interest in 4P in exchange for $400,000 and 250,000 shares of common stock of Nutriband, valued at $1,850,000, for a total purchase price of $2,250,000.

The following unaudited pro forma combined financial statements of the combined company (the “pro forma financial statements”) include the unaudited pro forma combined balance sheet as of July 31, 2018 (the “pro forma balance sheet”), the unaudited pro forma combined statement of operations for the twelve months ended January 31, 2018 (the “twelve month pro forma statement of operations”), and the unaudited pro forma combined statement of operations for the six months ended July 31, 2018,(the “six month pro forma statement of operations”),as adjusted to give effect to the Company’s acquisition of 4P.

The pro forma balance sheet combines the historical consolidated balance sheet of the Company as of July 31, 2018, and the historical combined balance sheet of 4P as of June 30, 2018, giving effect to the acquisition as if it had been consummated on July 31, 2018. The twelve-month pro forma statement of operations combines the historical consolidated statement of operations of the Company for the year ended January 31, 2018 and the historical combined statement of operations of 4P for the twelve months ended December 31, 2017, each giving effect to the acquisition as if it had been consummated on February 1, 2017, the first day of the Company’s fiscal year ended January 31, 2018.

The six-month pro forma statement of operations combines the historical consolidated statement of operations of the Company for the six months ended July 31, 2018 and the historical combined statement of operations of 4P for the six months ended June 30, 2018, each giving effect to the acquisition as if it had been consummated on February 1, 2018, the first day of Company’s fiscal year ended January 31, 2019.

The pro forma financial statements are for informational purposes only and are not intended to represent or to be indicative of the actual results of operations or financial position that the combined company would have reported had the acquisition been completed as of the dates set forth in the pro forma financial statements, and should not be taken as being indicative of the combined company’s future consolidated results of operations or financial position.

The assumptions and estimates underlying the unaudited adjustments to the pro forma financial statements are described in the accompanying notes, which should be read together with the pro forma financial statements.

The pro forma financial statements should be read together with the Company’s historical financial statements, which are included in the Company’s latest annual report on Form 10-K and quarterly report on Form 10-Q, and 4P’s historical information included herein.

NUTRIBAND INC. AND SUBSIDIARY

PRO FORMA CONDENSED COMBINED BALANCE SHEETS

(UNAUDITED)

	Nutriband	4P Therapeutics
	July 31,	June 30,	Pro Forma		Pro Forma
	2018	2018	Adjustments		Combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,097,181	$106,598	(506,598	)(1)(2)	$697,181
Inventories	54,606	-			54,606
Prepaid expenses	65,503	-			65,503
Accounts receivable	-	114,510	(114,510	)(2)	-
Total Current Assets	1,217,290	221,108			817,290

PROPERTY and EQUIPMENT-net	3,816	13,700	86,300	(3)(4)	103,816

OTHER ASSETS:
Other	-	16,851	(16,851	)(2)	-
Intangible assets	-	-	2,150,000	(3)	2,150,000
Deposit on acquisition	1,850,000	-	(1,850,000	)(1)	-

TOTAL ASSETS	$3,071,106	$251,659			$3,071,106

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$73,120	$85,280	(85,280	)(2)	73,120
Deferred revenue	49,000	-			49,000
Due to related parties	-	15,102	(15,102	)(2)	-
Notes payable	40,000	88,750	(88,750	)(2)	40,000

Total Current Liabilities	162,120	189,132			162,120

Commitments and Contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $.001 par value, 10,000,000 shares authorized, -0- outstanding	-	-
Common stock, $.001 par value, 100,000,000 shares authorized; 21,824,100 and 20,877,100 shares issued and outstanding at July 31, 2018 and January 31, 2018, respectively	21,824	-			21,824
Additional paid-in-capital	8,063,490	-			8,063,490
Accumulated other comprehensive loss	(48)	-			(48)
Accumulated deficit	(5,176,280)	62,527	(62,527	)(2)(3)	(5,176,280)
Total Stockholders’ Equity	2,908,986	62,527			2,908,986

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,071,106	$251,659			$3,701,106

See Notes to Unaudited Pro Forma Combined Financial Statements

NUTRIBAND INC. AND SUBSIDIARY

PRO FORMA COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	Nutriband	4P Therapeutics
	Six Months Ended	Six Months Ended
	July 31,	June 30,	Pro Forma		Pro Forma
	2018	2018	Adjustments		Combined

Revenue	$-	$331,864			$331,864

Costs and expenses:
Cost of sales	-	260,823	117,500	(4)	378,323
Selling, general and administrative expenses	562,920	48,062			610,982
Non-cash compensation	1,763,950	-			1,763,950
Total Costs and Expenses	2,326,870	308,885			2,753,255

Income (loss) from operations	(2,326,870)	22,979			(2,421,391)

Other income (expense):
Interest expense	-	-			-

Income (loss) before provision for income taxes	(2,326,870)	22,979			(2,421,391)

Provision for income taxes	-	-			-

Net loss	$(2,326,870)	$22,979			$(2,421,391)

Net loss per common share-basic and diluted	$(0.11)				$(0.11)

Weighted average common shares outstanding - basic and diluted	21,061,625				21,061,625

Other Comprehensive Income (Loss):

Net loss	$(2,326,870)				$(2,421,391)

Foreign currency translation adjustment	398				398

Total Comprehensive Income (Loss)	$(2,326,472)				$(2,420,993)

See Notes to Unaudited Pro Forma Combined Financial Statements

NUTRIBAND INC. AND SUBSIDIARY

PRO FORMA COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	Nutriband	4P Therapeutics
	Year Ended	Year Ended
	January 31,	December 31,	Pro Forma		Pro Forma
	2018	2017	Adjustments		Combined

Revenue	$-	$568,005			$568,005

Costs and expenses:
Cost of sales	-	446,212	235,000	(4)	681,212
Selling, general and administrative expenses	171,946	64,141			236,087
Intangible impairment charge	2,500,000	-			2,500,000
Total Costs and Expenses	2,671,946	510,353			3,417,299

Income (loss) from operations	(2,671,946)	57,652			(2,849,294)

Other income (expense):
Interest expense	-	(12,240)			(12,240)

Income (loss) before provision for income taxes	(2,671,946)	45,412			(2,861,534)

Provision for income taxes	-	-			-

Net loss	$(2,671,946)	$45,412			$(2,861,534)

Net loss per common share-basic and diluted	$(0.14)				$(0.15)

Weighted average common shares outstanding - basic and diluted	19,212,018		250,000	(1)	19,462,018

Other Comprehensive Income (Loss):

Net loss	$(2,671,946)				$(2,861,534)

Foreign currency translation adjustment	(2,155)				(2,155)

Total Comprehensive Income (Loss)	$(2,674,101)				$(2,863,689)

See Notes to Unaudited Pro Forma Combined Financial Statements

NUTRIBAND INC.

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

July 31, 2018 (UNAUDITED)

1.	Basis of Presentation

Pursuant to the Stock Purchase Agreement with 4P Therapeutics, LLC, (“4P”) a Delaware limited liability company, 4P agreed to sell, and Nutriband agreed to purchase 100% of the assets associated with 4P’s business including fixed assets and intellectual property.

These unaudited pro forma combined financial statements (“pro forma financial statements”) have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and are expressed in US dollars. These pro forma statements do not contain all of the information required for annual financial statements. Accordingly, they should be read in conjunction with the most recent financial statements of the Company and 4P.

The historical consolidated financial statements have been adjusted in the pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) with respect to the pro forma combined statement of operations, expected to have a continuing impact on the combined results following the business combination.

The business combination was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, “Business Combinations”. As the acquirer for accounting purposes, the Company has estimated the fair value of 4P’s assets acquired and liabilities assumed.

These pro forma financial statements have been compiled from and include:

(a)	An unaudited pro forma balance sheet combining the unaudited interim balance sheet of the Company as of July 31, 2018, with the unaudited balance sheet of 4P as of June 30, 2018, giving effect to the transaction as if it occurred on July 31, 2018.

(b)	An unaudited pro forma statement of operations combining the audited annual statement of operations of the Company for the year ended January 31, 2018, with the audited statement of operations of 4P for the year ended December 31, 2017, giving effect to the transaction as if it occurred on February 1, 2017.

(c)	An unaudited pro forma statement of operations combining the unaudited interim statement of operations of the Company for the six months ended July 31, 2018, with the unaudited interim statement of operations of 4P for the six months ended June 30, 2018, giving effect to the transaction as if it occurred February 1, 2018.

The unaudited pro forma financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of the Company for the year ended January 31, 2018. Based on the review of the accounting policies of 4P, it is the Company’s managements opinion that there are no material accounting differences between the accounting policies of the Company and 4P. The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of the Company.

It is management’s opinion that these pro forma financial statements include all adjustments necessary for the fair presentation, in all material respects, of the proposed transaction described above in accordance with US GAAP applied on a basis consistent with the Company’s accounting policies.

The unaudited pro forma financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the proposed transaction been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. The actual pro forma adjustments will depend on a number of factors, and could result in a change to the unaudited pro forma financial statements.

2.	Proposed Transaction

The purchase price paid by the Company for the fixed assets and intellectual property associated with 4P amounted to the issuance of 250,000 shares valued at $1,850,000 of the Company’s common stock and the payment in cash of $400,000.

3.	Preliminary Purchase Price Allocation

The Company has performed a preliminary analysis of the fair value of 4P’s assets. The following table summarizes the allocation of preliminary purchase price as of the acquisition date:

Purchase Price
Cash	$400,000
Common stock	1,850,000
Total Purchase Price	$2,250,000

Allocation of purchase price
Fixed assets	$100,000
Customer list	650,000
Intelletual property	1,500,000
$2,250,000

The preliminary purchase price allocation has been used to prepare pro form adjustments in the pro forma balance sheet and pro forma statement of operations. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculation. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.

4.	Pro forma Adjustments

(1)	Represents the payment of $400,000 and 250,000 shares valued at $1,850,000 to 4P.

(2)	Represents the assets and liabilities not included in the transaction that have been transferred and assumed by the owners of 4P.

(3)	Reflects the adjustment of historical intangible assets and fixed assets acquired by the Company to their estimated fair values.

(4)	Represents the net increase in depreciation and amortization expense on the revalued equipment and intangible assets.

5.	Pro Forma Loss Per Share

The following table sets forth the computation of pro forma basic and diluted loss per share for the six months ended July 31, 2018 and the year ended January 31, 2018.

	Six Months	Year
	Ended	Ended
	July 31, 2018	January 31, 2018
Pro forma loss for the period	$(2,421,931)	$(2,861,534)

Basic and diluted-weighted average number of shares outstanding	21,061,625	19,462,018

Pro forma loss per share - Basic and diluted	$(0.11)	$(0.15)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION. (1)

Nature of Expense:	Amount
SEC Registration Fee	$
Accounting fees and expenses
Legal fees and expenses
Printing
Miscellaneous
Total

(1)	All expenses, except the SEC registration fee, are estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Nevada Revised Statutes 78.7502 and 78.751 provide broad authority for the indemnification of directors, officers and certain other persons. ..

Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

(a)	is not liable pursuant to Nevada Revised Statute 78.138, or

(b)	acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

In addition, Section 78.7502 permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

(a)	is not liability pursuant to Nevada Revised Statute 78.138; or

(b)	acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, the corporation is required to indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Section 78.751 of the Nevada Revised Statutes provides that such indemnification may also include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if he shall be ultimately found not to be entitled to indemnification under Section 78.751. Indemnification may be provided even though the person to be indemnified is no longer a director, officer, employee or agent of the Company or such other entities.

Section 78.752 of the Nevada Revised Statutes allows a corporation to purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

Other financial arrangements made by the corporation pursuant to Section 78.752 may include the following:

(a)	the creation of a trust fund;

(b)	the establishment of a program of self-insurance;

(c)	the securing of its obligations of indemnification by granting a security interest or other lien on any assets of the corporation; and

(d)	the establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to Section 78.752 may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses of indemnification ordered by a court.

Any discretionary indemnification pursuant to Section 78.7502 of the Nevada Revised Statutes, unless ordered by a court or advanced pursuant to an undertaking to repay the amount if it is determined by a court that the indemnified party is not entitled to be indemnified by the corporation, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)	by the stockholders;

(b)	by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c)	if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion, or

(d)	if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Subsection 7 of Section 78.138 of the Nevada Revised Statutes provides that, subject to certain very limited statutory exceptions, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer, unless it is proven that the act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and such breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The statutory standard of liability established by Section 78.138 controls even if there is a provision in the corporation’s articles of incorporation unless a provision in the corporation’s articles of incorporation provides for greater individual liability.

Our bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any threatened, pending, or completed action, suit or proceeding, whether formal or informal, civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director of or who is or was serving at our request as a director, officer, employee or agent of this or another corporation or of a partnership, joint venture, trust, other enterprise, or employee benefit plan (a “covered person”), whether the basis of such proceeding is alleged action in an official capacity as a covered person shall be indemnified and held harmless by us to the fullest extent permitted by applicable law, as then in effect, against all expense, liability and loss (including attorneys’ fees, costs, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who ceased to be a covered person and shall inure to the benefit of his or her heirs, executors and administrators.

However, no indemnification shall be provided hereunder to any covered person to the extent that such indemnification would be prohibited by Nevada state law or other applicable law as then in effect, nor, with respect to proceedings seeking to enforce rights to indemnification, shall we indemnify any covered person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person except where such proceeding (or part thereof) was authorized by our board of directors, nor shall we indemnify any covered person who shall be adjudged in any action, suit or proceeding for which indemnification is sought, to be liable for any negligence or intentional misconduct in the performance of a duty.

Our directors may cause us to purchase and maintain insurance for the benefit of a person who is or was serving as a director, officer, employee or agent of us or of a corporation of which we are or were a stockholder and his heirs or personal representatives against a liability incurred by him as a director, officer, employee or agent.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

1. In connection with the organization of the Company in January 2016, on January 15, 2016, the Company issued 2,500,000 shares of common stock, valued at $13,094, to Gareth Sheridan in exchange for all of the issued and outstanding capital stock of Nutriband, Ltd., an Irish corporation. The issuance of the shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as a transaction not involving a public offering.

2. Also in connection with the organization of the Company, on January 16, 2016, the Company issued 19,375,000 shares of common stock at $0.001 per share to the following persons:

Name	Shares
Gareth Sheridan	11,500,000
Serguei Melnik	3,000,000
Vitali Botgrox	3,000,000
Radim Kohot	875,000
Victor Orindes	500,000
Simon McDonald	500,000
19,375,000

The issuance of these shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as a transaction not involving a public offering. On November 30, 2016, Mr. Sheridan transferred 7,000,000 shares of common stock to the Company and such shares were cancelled.

3. In February 2016, the Company issued to Nociota Holdings Limited, for $100,000, 500,000 shares of common stock and a warrant to purchase 500,000 shares of common stock at $0.70 per share. The issuance of the shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as a transaction not involving a public offering.

4. In June and July 2017, the Company issued for $40,000, 80,000 shares of common stock and three-year warrants to purchase 80,000 shares of common stock at $3.50 per share to Marc Angle, Jimmy Poirier, Jacques Poirier and George Pryor, each of whom purchased, for $10,000, (i) 20,000 shares of common stock and (ii) warrants to purchase 20,000 shares of common stock. The issuance of these shares and warrants was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as a transaction not involving a public offering.

5. On September 1, 2017, the Company we issued 100,000 shares to the Goldberg Law Firm for legal services. The issuance of the shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as a transaction not involving a public offering.

6. In May 2017, the Company issued a total of 5,000,000 shares of common stock in exchange for the business of Advanced Health Brands, Inc. The shares were issued to the following former stockholders of Advanced Health Brands, Inc.

Name	Shares
Ray Kalmar	2,100,000
Paul Murphy	2,100,000
Michelle Poly Murphy	500,000
Laura Fillman	200,000
John Baker	100,000
5,000,000

The issuance of the shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as a transaction not involving a public offering. In connection with litigation that the Company commenced seeking rescission of the acquisition of Advanced Health Brands, Inc., pursuant to a settlement agreement, Laura Fillman returned to us the 200,000 shares that we had issued to her pursuant to the acquisition agreement.

7. On November 30, 2017, the Company sold 10,000 shares of common stock to the following purchasers at a purchase price of $1.00 per share:

Name	Shares	Purchase Price
Eric Williams	3,000	$3,000
Christopher Sims	4,000	4,000
Kevin Kostenborder and Jenna Kostenborder	3,000	3,000
	10,000	$10,000

The issuance of these shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as a transaction not involving a public offering.

8. In January 2018, the Company issued 100,000 shares of common stock to the following persons for services rendered.

Name	Shares	Relationship
IR Consulting Services LLC	75,000	Investor relations
Kazushige Okaniskhi and Phan Thi Okanishi	15,000	Consultant
Jason Sakasci	10,000	Consultant
	215,000

9. On May 2, 2018, the Company sold to Barandnic Holdings Ltd. for $1.0 million, 250,000 shares stock and 30-day warrants to purchase 250,000 shares of common stock at $4.00 per share. On May 27, 2018, Barandnic Holdings Ltd. exercised warrants to purchase 125,000 shares of common stock and on June 2, 2018, warrants to purchase 125,000 shares of common stock expired unexercised. The issuance of the shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as a transaction not involving a public offering..

10. During the nine months ended October 31, 2018, the Company issued 292,000 shares of common stock to executive officers and consultants as compensation. The following table sets forth the number of shares and the value of the shares, based on the market price at the date of issuance, of common stock issued to our executive officers and consultants:

Name	Relationship	Shares	Value
Sean Gallagher	President	100,000	$402,500
Larry Dillaha, MD	Chief medical officer	50,000	370,000
Gerard Goodman	Chief accounting officer	50,000	370,000
Jeff Patrick, Pharm.D.[1]	Chief scientific officer	50,000	162,500
Patrick Ryan	Chief technical officer	15,000	69,500
Srinivas Nalamachu, MD	Member, scientific advisory board	10,000	74,000
Red Chip Companies	Investor relations	10,000	48,650
Trigger Movement Ltd.[2]	Consultant	7,000	44,800
		292,000	$1,541,658

[1]	The shares issuable to Jeff Patrick were issued to Strategic Pharmaceutical Consulting LLC. Dr. Patrick has the sole right to vote and dispose of the shares owned by Strategic Pharmaceutical Consulting LLC.
[2]	Patrick Ryan has the right to vote and dispose of the shares owned by Trigger Movement Ltd.

The issuance of these shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as a transaction not involving a public offering.

11. On July 31, 2018, the Company issued 250,000 shares of common stock to Steve Damon (167,000 shares) and Dr. Alan Smith (83,000 shares) as part of the purchase price for 4P Therapeutics. The issuance of these shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as a transaction not involving a public offering.

12. On July 31, 2018, the Company issued 5,000 shares of common stock, valued at $37,000, based on the market price on the date of issuance, as compensation to each of the Company’s independent directors – Thomas Cooney, Michael Davidov, Michael Doron, Mark Hamilton, Stefan Mancas and Jay Moore. The issuance of these shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as a transaction not involving a public offering.

13, On November 23, 2018, the Company sold to TII Jetservices Lda., a Portuguese company, 71,429 shares of common stock for $500,000. The issuance of the shares was exempt from registration pursuant to Regulation S of the Securities and Exchange Commission pursuant to the Securities Act of 1933.

No Underwriter was involved in any of these issuances and the certificates for the shares bear a restricted stock legend.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description

*1.1	Form of underwriting agreement
3.1a	Articles of incorporation[1]
3.1b	Amendment to articles of incorporation[1]
3.2	By-laws[1]
*4.1	Form of underwriter warrant
*5.1	Opinion of Ellenoff Grossman & Schole LLP as to the legality of the securities being registered.
10.1	Share exchange agreement dated January 15, 2016 by and among the Company, Nutriband Limited, an Ireland corporation, and Gareth Sheridan and/or his nominee[1]
10.2	Quality agreement, dated July 19, 2016, between Pocono Coated Products LLC and the Company.[1]
10.3	Share exchange agreement dated May 22, 2017 between the Company, Advanced Health Brands, Inc., TD Therapeutics and the shareholders of Advanced Health Brands, Inc. and TD Therapeutics.[2]
10.4	Acquisition agreement dated April 5, 2018 between the Company and 4P Therepeutics LLC.[3]
10.5	Form of agreement with independent directors.
10.6	Exclusive master distribution agreement dated April 13, 2018 between the Company and EMI-Korea (Best Choice), Inc.
*23.1	Consent of independent registered public accounting firm
*23.2	Consent of counsel (included in Exhibit 5.1).

[1]	Filed as an exhibit to the Company’s registration statement on Form 10, which was filed with the Commission on June 2, 2016, and incorporated herein by reference.
[2]	Filed as an exhibit to the Company’s report on Form 8-K, which was filed with the Commission on May 23, 2017 and incorporated herein by reference.
[3]	Filed as an exhibit to the Company’s report on Form 8-K, which was filed with the Commission on April 10, 2018 and incorporated herein by reference.
*	To be filed by amendment.

ITEM 17. UNDERTAKINGS.

We hereby undertake:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, to any purchaser, each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) of this chapter shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement:

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Company is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Orlando, State of Florida on January     , 2019.

NUTRIBAND INC.

By:	/s/
Gareth Sheridan
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Gareth Sheridan and Serguei Melnik, and each of them acting singly, his true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign (1) any and all amendments (including post-effective amendments) to this Registration Statement, and (2) any registration statement or post-effective amendment thereto to be filed with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission or any other regulatory authority, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/	Chief executive officer and director (principal executive officer)	January __, 2019
Gareth Sheridan

/s/	Chief financial officer and director (principal financial officer)	January __, 2019
Serguei Melnik

/s/	Director	January __, 2019
Vitalie Botgros

/s/	Director	January __, 2019
Thomas Cooney

/s/	Director	January __, 2019
Michael Davidov

/s/	Director	January __, 2019
Michael Doron

/s/	Director	January __, 2019
Sean Gallagher

/s/	Director	January __, 2019
Mark Hamilton

/s/	Director	January __, 2019
Stefan Mancas

/s/	Director	January __, 2019
Jay Moore